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Annual Report 2012













unfi®
DRIVEN BY NATURE®



Shareholder letter

To our associates, our shareholders, our customers and our suppliers.

We achieved another record year in fiscal 2012, having realized considerable net sales and earnings growth, expanded our customer relationships and further developed our product offerings. Our industry continues to grow as demand for natural, organic and specialty products accelerates. As a Company, our team achieved excellent execution on our growth strategies, significantly outpacing the industry, while maintaining further operational excellence and upholding our ongoing commitment to sustainability and philanthropy.

As a result of these efforts, fiscal 2012 net sales increased 15.6% year-over-year to a record $5.24 billion. Highlighting our successful growth this year, net sales for UNFI Canada's broadline distribution grew 18%, and Albert's Organics net sales increased by 16%. Net sales for our in-house Field Day® brand, which is available only to independent retailers, grew by over 80%. Our strong financial performance in fiscal 2012 is even more impressive considering how we performed in our previous two years - since fiscal 2009, UNFI's net sales increased over 51%, and our operating income grew more than 41%.

We also continue to demonstrate that if we deliver excellence to all of our strategic constituents our stock price will reflect these results. Since fiscal 2009, UNFI's stock price has increased at a compound annual growth rate of approximately 26%, and our market capitalization has grown over 130% to approximately $2.7 billion at the end of fiscal 2012.

Our fiscal 2012 performance was due in no small part to our team's ability to increase operating efficiencies and reduce costs at a rate greater than our decline in gross margin driven by changes to customer and product mix. While our gross margin fell 72 basis points as a percentage of net sales during fiscal 2012 compared to the prior year, our operating expenses as a percentage of net sales decreased 80 basis points. The result was an increase in operating income of almost 20% in fiscal 2012 compared to the prior year. Diluted earnings per share on a GAAP basis grew 16.3% year-over-year to $1.86 for fiscal 2012. Excluding the restructuring expenses related to the divestiture of our conventional non-foods and general merchandise lines of business and the start-up costs associated with the onboarding of a national customer, earnings per diluted share increased to $1.94 for fiscal 2012.

These accomplishments were made possible by enhancements to our warehouse operating systems and most importantly the quality and dedication of our operations teams throughout North America.

Market Share Expansion, Enhanced Customer Relationships and Synergistic Acquisitions

One of our long-standing operating priorities is continued market share expansion. We accomplished this priority in fiscal 2012 through new customer wins, integrating geographic and product-specific acquisitions as well as product extensions with existing customers. Over the last three fiscal years, we have won over $350 million in new business. Our success in increasing market share has also been driven by UNFI's excellence in supply chain and logistics.

During fiscal 2012, we also successfully added specialty cheese and antibiotic-free, grass-fed frozen protein to our product offering throughout North America. These new product categories now represent approximately $150 million in annual revenues. This expanded product focus, as well as the expansion of our specialty foods offerings, have enhanced UNFI's ability to be a single-source supplier and effectively compete in the conventional supermarket channel.

Further, all of UNFI's core distribution channels grew vigorously through increased same-store sales and new store openings. One of UNFI's main customer segments has always been the independent natural retailer channel. As a company, we are committed

Share

to fostering this entrepreneurial spirit and deepening the long-standing relationships we have developed with independent retailers. In fiscal 2012, UNFI increased the hiring and training of territory managers and retail category managers to support this important customer group. From our efforts, our fiscal 2012 net sales to independent retailers grew 9.1% year-over-year.

As part of our growth strategy, we look for opportunistic acquisitions to enhance our product mix, geographic penetration and overall competitive position. In November 2011, we expanded our ethnic product offerings in the Vancouver and Toronto areas by acquiring distribution assets of Canadian specialty foods distributor B.K. Sethi Distribution LTD. More recently, in August 2012 we acquired the food distribution assets of Disley Food Services, Inc., a Canadian distributor of dairy and deli specialty products.

Both of these acquisitions have enhanced our market position as the leading distributor of natural, organic and specialty foods in Canada. Fully-integrated into our existing distribution network, each of these opportunities provides UNFI with broadened expertise and product offerings as well as access to exclusive relationships with suppliers. Looking ahead, we remain optimistic regarding our prospects in the Canadian market and will continue to look at new and rewarding opportunities that may present themselves.

In addition to our Canadian acquisitions, in August 2012, we acquired certain assets of San Francisco based Purity Organic Holdings, Inc., also known as Pacific Organic Produce. An industry leader in sourcing and marketing of organic produce, the business will be renamed Purity Organics and will become UNFI's new sourcing division operating under Albert's Organics. We are excited about the prospects for this business and its natural fit with Albert's, which has been realizing strong results delivering highly perishable foods throughout North America.

In September 2012, we acquired Honest Green, a leading specialty distributor of exclusively natural and sustainable products serving both retailers and E-retailers. Expected to be merged into our Select Nutrition division early next year, this transaction offers excellent synergies and represents UNFI's entry into the distribution of natural and specialty products on a business-to-business basis via the Internet. By integrating Honest Green products with existing UNFI merchandise, retailers will have the broadest green lifestyle product offering available for drop-ship, ranging from BPA-free baby bottles, eco-friendly toys to reusable lunch to-go containers. What is even more exciting is the opportunity this Internet-based business model brings to our independent customers.

One Company & Operational Excellence

During fiscal 2012, we continued to make substantial progress on enhancing operational efficiencies and lowering operating costs as a percentage of net sales. Total operating expenses as a percentage of net sales were 14.5% in fiscal 2012, compared with 15.3% in fiscal 2011. Excluding restructuring expenses in both periods and onboarding expenses in fiscal 2012, total operating expenses were 14.4% of net sales for fiscal 2012, 81 basis points lower than the prior fiscal year.

This improvement was realized through a variety of technology implementations and a focus on enhanced efficiencies in our distribution network. As part of our "one company" approach, we are in the process of rolling out a national warehouse management and procurement system upgrade to convert existing UNFI facilities onto a single warehouse management and supply chain platform. Our new system should significantly improve service levels, productivity, and serve as a platform for continued standardization.

At present, we have two facilities up and running with our new warehouse management system. Our Lancaster, Texas distribution center was the first facility to go live in September 2010. Recently, we converted our Ridgefield, Washington center onto this system as well. With the success of these implementations, we're confident that

Going

the rollout to our remaining facilities will continue throughout the next several years, accelerating as we get further in the process. We plan to go live on our third facility in the next six to eight months.

Once this approach is fully realized, we expect to attain improved efficiency in our distribution network, with the associated benefits of improved labor, service and cost management. These infrastructure improvements will allow UNFI to realize improved gross and operating margins, increasing our competitive ability to pursue a wide variety of customer opportunities.

In addition, as a result of our compounded three-year net sales growth of 15% and our future growth expectations, UNFI will initiate a three-year plan to increase capacity to meet our forecasted demand. Plans for a new facility in Denver, Colorado are currently underway, and we expect to announce added facilities in the Northeast, Midwest, and Northern California within the next six to twelve months. Our track record demonstrates that with added capacity comes lower cost to serve local markets and increased sales growth opportunities to support growing industry demand.

Sustainability and Philanthropy

At UNFI, we have a long-standing commitment to corporate responsibility focused on accountability, transparency and engagement. We rely on this commitment to help us integrate many sustainable and philanthropic practices into our business.

Actions speak louder than words and we have implemented a wide range of initiatives ranging from the use of technology to further reduce our carbon footprint, investing in solar, hydrogen and natural gas-powered equipment and setting benchmarks to reduce carbon emission by 5% from our 2009 levels. We have established a goal of 2014 to achieve this aggressive objective.

Additionally, just this past summer, we launched a new charitable foundation committed to promoting healthy, sustainable and organic food production and consumption. The UNFI Foundation will work to fund innovative non-profit programs with an emphasis on sustainable agriculture and organic farming as well as initiatives designed to increase organic food production and consumption. This Foundation also seeks to fund educational programs that enhance awareness of the benefits of healthy food choices. For additional information on the Foundation visit www.unfifoundation.org.

These are only recent examples of our long history of philanthropic and sustainable endeavors. At UNFI, this is an essential part of our core values. We are always looking for new and innovative ways to continue the advancement of socially responsible initiatives that protect the environment and foster stewardship of the land. This is a commitment we shall not waver on.

Going Forward

As we look back on another extraordinary year, we recognize all that UNFI has achieved. We continue to move aggressively towards increasing our market penetration across a broad spectrum of categories. Simultaneously, we are actively pursuing opportunities that are complementary to our existing business and exploring new product categories that are complementary to our current product scope.

Internally, we strive to implement our "one company" approach and further operational excellence. The implementation of our national supply chain system will allow us to be more efficient, improve our delivery times for our customers and manage our costs more effectively. Importantly, this enhanced infrastructure will make UNFI more

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competitive to obtain new customer contracts on a national scale.

Of course, all of our achievements in fiscal 2012 have been made possible by the continued commitment of our approximately 7,000 UNFI associates. It is their dedication to meeting and exceeding our customers' needs that has made us the nation's leading distributor of natural, organic and specialty products. We appreciate all of their efforts in making our past and future success possible.

Our achievements to date are significant. More importantly though, we are excited about what lies ahead as demand for natural, organic and specialty products increases as more consumers seek out healthier lifestyles with ingredients that satisfy their own tastes and desires. We believe the steps we have taken as well as our continued dedication and perseverance will continue to position UNFI as a leader in this growing industry momentum. As always, we are committed to maximizing shareholder returns, while expanding our commitment to the people and communities we serve.

Sincerely,

Steven L. Spinner
President & Chief Executive Officer

Highlights:

- Fiscal 2012 net sales growth of 15.6%
- Fiscal 2012 operating income growth of 19.6%
- Fiscal 2012 operating expenses as a percentage of net sales of 14.5%, the lowest annual percentage in our history
- Completed divestiture of conventional non-foods and general merchandise lines of business
- Our warehouse management software was launched in a 2nd distribution facility in July 2012





foundation

United Natural Foods Establishes Charitable Foundation to Support Healthy, Sustainable and Organic Food Systems

In August 2012 we launched UNFI Foundation (the *"Foundation"*), a 501(c)(3) charitable foundation committed to supporting healthy, sustainable and organic food systems.



Melody Meyer, Executive Director of UNFI Foundation

The Foundation will work to fund innovative non-profit programs emphasizing a number of areas including sustainable agriculture and organic farming as well as initiatives designed to increase organic food production and consumption. The Foundation will also seek to fund educational programs to enhance awareness of the benefits of healthy food choices.

Melody Meyer, Vice-President of Global Initiatives for UNFI's subsidiary Albert's Organics, has been named Executive Director of the Foundation and will serve on its Board of Directors along with Steven Spinner, UNFI's President and Chief Executive Officer, Michael Funk, UNFI's Chairman of the Board, Thomas Dziki, UNFI's Senior Vice President, Chief Human Resource and Sustainability Officer, and Lisa Madsen, UNFI's Director, Sustainability & Philanthropy, Internal Communications.

"The establishment of the Foundation speaks to UNFI's core values," commented Melody Meyer. *"This initiative provides another wonderful opportunity for UNFI to make a meaningful difference, right at the beginning, where it counts. Everything we do starts at the farm."*

UNFI has a long history of philanthropic endeavors including supporting the communities it serves and proactive support of sustainable agriculture and organic farming initiatives, labeling campaigns and nutritional education, including the Organic Trade Association, the Non-GMO Project, Organic Farming Research Foundation, Eco-Farm Conference, Mid-West Organic Sustainable Education Services and Vitamin Angels. *"As we launch UNFI Foundation, we look to continue the advancement of socially responsible initiatives that protect the environment and foster stewardship of the land,"* added Steven Spinner.

unfi FOUNDATION℠

For additional information on the Foundation please visit www.unfifoundation.org

Net Sales (000's)


6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
08'-12'
CAGR
13.7%
Growth
2,754,280
3,365,857
3,454,900
3,757,139
4,530,015
5,236,021
Fiscal Year 2007 2008 2009 2010 2011 2012
1yr Growth 22.2% 2.6% 8.7% 20.6% 15.6%

Operating Income (000's)


175,000
150,000
125,000
100,000
75,000
50,000
08'-12'
CAGR
10.7%
Growth
93,485
92,479
109,921
114,902
129,681
155,158
Fiscal Year 2007 2008 2009 2010 2011 2012
1yr Growth (1.1%) 18.9% 4.5% 12.9% 19.6%

About United Natural Foods

United Natural Foods, Inc. carries and distributes more than 65,000 products to more than 27,000 customer locations throughout the United States and Canada. The Company serves a wide variety of retail formats including conventional supermarket chains, natural product superstores, independent retail operators and the food service channel. United Natural Foods, Inc. was ranked by Fortune in 2006 - 2010 as one of its *"Most Admired Companies"* and in 2012 as one of its *"Most Admired American Companies"*, winner of the Supermarket News 2008 Sustainability Excellence Award, recognized by the Nutrition Business Journal for its 2009 Environment and Sustainability Award, and chosen by Food Logistics Magazine as one of its 2012 Top 20 Green Providers.

For more information on United Natural Foods, Inc., visit the Company's website at www.unfi.com.

Directors, Executives and Leadership Team

Executive Officers

Steven L. Spinner
President and Chief Executive Officer

Eric A. Dorne
Senior Vice President, Chief Information Officer

Thomas A. Dziki
Senior Vice President, Chief Human Resource and Sustainability Officer

Sean F. Griffin
Senior Vice President, Group President

Thomas J. Grillea
President of Earth Origins Market and Select Nutrition Distributors

David A. Matthews
President of UNFI International

Donald P. McIntyre
President of the Western Region

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

Craig H. Smith
President of the Eastern Region

Christopher P. Testa
President of Woodstock Farms Manufacturing and Blue Marble Brands

Joseph J. Traficanti
Senior Vice President, General Counsel, Chief Compliance Officer

Board of Directors

Michael S. Funk
Chairman of the Board

Gordon D. Barker
Lead Independent Director

Steven L. Spinner
President, Chief Executive Officer

Mary Elizabeth Burton
Director

Joseph M. Cianciolo
Director

Gail A. Graham
Director

James P. Heffernan
Director

Peter A. Roy
Director

Richard J. Schnieders
Director

Leadership Team

Scott Dennis
President of Albert's Organics

Corporate Address

United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

Independent Registered Public Accounting Firm

KPMG LLP
50 Kennedy Plaza
Providence, RI 02903

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place South,
8th Floor New York, NY 10004

General Counsel

Joseph J. Traficanti
United Natural Foods, Inc.
(401) 528-8634

SEC Counsel

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

Investor Relations

Joseph Calabrese
Financial Relations Board
(212) 827-3772

Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
(401) 528-8634

Stockholder Information

Form 10-K/Investor Contact

A copy of United Natural Foods' Form 10-K, as filed with the Securities and Exchange Commission (but excluding exhibits) is available without charge to stockholders upon written request. These requests, and other investor inquiries, should be directed to Carrie Walker, Corporate Assistant Secretary, at the Company's corporate address above. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Annual Meeting

The annual meeting of stockholders of United Natural Foods, Inc. will be held on Wednesday, December 12, 2012 at 4:00 p.m. eastern standard time on the internet through a virtual web conference at www.virtualshareholdermeeting.com/unfi2012. Stockholders of record as of October 19, 2012 will be entitled to vote at this meeting.

DRIVEN BY NATURE

UNITED NATURAL FOODS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 12, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of United Natural Foods, Inc., which will be held on Wednesday, December 12, 2012 at 4:00 p.m. eastern standard time on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2012*, and any adjournments or postponements of the annual meeting.

We are holding the annual meeting for the following purposes:

1. To elect two nominees as directors to serve until the 2015 annual meeting of stockholders.
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 3, 2013.
3. To approve, on an advisory basis, our executive compensation.
4. To approve the United Natural Foods, Inc. 2012 Equity Incentive Plan.
5. To consider a stockholder proposal if properly presented at the annual meeting.
6. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

These matters are more fully described in the accompanying proxy statement, which is made a part of this notice. We are not aware of any other business to be transacted at the annual meeting.

Only stockholders of record on our books at the close of business on Friday, October 19, 2012 will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. For 10 days prior to the annual meeting, a list of stockholders entitled to vote will be available for inspection at our principal executive offices located at 313 Iron Horse Way, Providence, RI 02908. If you would like to view the stockholder list, please call our Investor Relations Department at (401) 528-8634 to schedule an appointment. The stockholder list will also be available on the Internet through the virtual web conference at the beginning of the annual meeting.

In accordance with rules approved by the Securities and Exchange Commission, this year we are again furnishing proxy materials to our stockholders over the Internet. On or about November 2, 2012, we mailed to all stockholders of record as of the close of business on October 19, 2012 a notice containing instructions on how to access our Annual Report to Stockholders, which contains our audited consolidated financial statements for the fiscal year ended July 28, 2012, our proxy statement, proxy card and other items of interest to stockholders on the Internet website indicated in our notice, as well as instructions on how to vote. That notice also provided instructions on how you can request a paper copy of our proxy materials and Annual Report to Stockholders if you desire.

You may vote your shares via the Internet, by telephone or by completing, dating, signing and promptly returning your proxy card to us in the envelope provided, if you received a paper copy of the proxy card by mail. The proxy materials provide you with details on how to vote by these three methods. **We encourage you to vote in the method that suits you best so that your shares will be voted at the annual meeting.** If you decide to attend the virtual annual meeting through the Internet, you may revoke your proxy and cast your vote electronically over the Internet during the meeting.

By Order of the Board of Directors,

Michael S. Funk,
Chair of the Board

November 2, 2012

PLEASE VOTE. STOCKHOLDERS MAY VOTE BY THE INTERNET, TELEPHONE OR MAIL. PLEASE REFER TO YOUR PROXY CARD OR THE NOTICE OF PROXY AVAILABILITY DISTRIBUTED TO YOU ON NOVEMBER 2, 2012 FOR INFORMATION ON HOW TO VOTE BY THE INTERNET, TELEPHONE OR MAIL.

TABLE OF CONTENTS

UNITED NATURAL FOODS, INC.
313 Iron Horse Way
Providence, Rhode Island 02908

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 12, 2012

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of United Natural Foods, Inc., for use at the Annual Meeting of Stockholders to be held on Wednesday, December 12, 2012 at 4:00 p.m. eastern standard time on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2012*, and any adjournments or postponements of the annual meeting. The Board of Directors (which we sometimes refer to as the Board in this proxy statement) is soliciting proxies for the purposes set forth in the accompanying *Notice of Annual Meeting of Stockholders*. We will bear the cost of soliciting the proxies.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on December 12, 2012:

As outlined on the notice we mailed to you on November 2, 2012 (the "*Notice of Proxy Availability*"), the proxy statement, proxy card and Annual Report to Stockholders for the fiscal year ended July 28, 2012 are available on the Internet at *http://www.proxyvote.com*.

INFORMATION ABOUT THE MEETING

Record Date and Share Ownership

Only stockholders of record on our books at the close of business on Friday, October 19, 2012 (the "*Record Date*") will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. As of the close of business on October 19, 2012, we had 49,141,375 shares of common stock outstanding. Each share of common stock entitles the record holder to one vote on each matter to be voted upon at the annual meeting. Copies of the Notice of Annual Meeting of Stockholders, this proxy statement, the proxy card and our Annual Report to Stockholders for the fiscal year ended July 28, 2012, are being first made available to stockholders of record on or about November 2, 2012. The Board is making these materials available to you on the Internet or, upon your request, is delivering printed versions of these materials to you without charge by mail. On or about November 2, 2012, we mailed to all stockholders of record as of the Record Date the Notice of Proxy Availability, which contains instructions on how to access these materials and vote.

We will, upon written request of any stockholder, furnish without charge a copy of our Annual Report on Form 10-K for the fiscal year ended July 28, 2012, as filed with the Securities and Exchange Commission (the "*SEC*"), without exhibits. Please address all such requests to the attention of Carrie Walker, Corporate Assistant Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Submitting and Revoking Your Proxy

If you complete and submit a proxy, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote the shares represented by your proxy as follows:

- **FOR** the election of Peter A. Roy and Richard J. Schnieders as directors to serve until our 2015 annual meeting of stockholders (Proposal 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2013 (Proposal 2);
- **FOR** the advisory approval of our executive compensation (Proposal 3);
- **FOR** the approval of the United Natural Foods Inc. 2012 Equity Incentive Plan (Proposal 4); and
- **AGAINST** the stockholder proposal (Proposal 5).

If other matters come before the annual meeting, the persons named as proxies will vote on such matters in accordance with their best judgment. We have not received notice of other matters that may properly be presented at the annual meeting.

You may revoke or revise your proxy at any time before it is exercised by (1) delivering to us a signed proxy card with a date later than your previously delivered proxy, (2) voting via the Internet while attending the virtual annual meeting, (3) granting a subsequent proxy through the Internet or telephone, or (4) sending a written revocation to our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908. Attendance at the virtual annual meeting through the Internet will not itself be deemed to revoke your proxy unless you vote via the Internet while attending the virtual annual meeting. Your most current proxy card or telephone or Internet proxy is the one that is counted.

If you hold shares of common stock in a stock brokerage account or through a bank or other nominee, you are considered to be the beneficial owner of shares held in "*street name*" and these proxy materials are being forwarded to you by your broker, bank or nominee. You may not vote directly any shares held in street name; however, as the beneficial owner of the shares, you have the right to direct your broker, bank or nominee on how to vote your shares. If you do not provide your broker, bank or nominee instructions on how to vote your shares on non-discretionary items, a "broker non-vote" will occur. Proposal 1 (election of two nominees as directors), Proposal 3 (advisory approval of our executive compensation), Proposal 4 (approval of the United Natural Foods, Inc. 2012 Equity Incentive Plan (the "2012 Equity Plan"), and Proposal 5 (the stockholder proposal) are non-discretionary items for which your broker, bank or nominee will not be able to vote your shares without your instructions. Proposal 2 (ratification of the selection of KPMG LLP) is a discretionary item, and your broker, bank or nominee may vote your shares in their discretion even without voting instructions from you. Accordingly, it is possible for there to be broker non-votes for Proposals 1 and 3 through 5, but not for Proposal 2. In the case of a broker non-vote, your shares would be included in the number of shares considered present at the meeting for the purpose of determining whether there is a quorum. A broker non-vote, being shares not entitled to vote, would not have any effect on the outcome of the vote on Proposal 1 or Proposals 3 through 5.

If you participate in our Employee Stock Ownership Plan (the "*ESOP*"), you will receive a separate voting instructions card which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received. Mr. Huckins will vote unallocated shares of common stock in the ESOP in the same proportion as participants have directed the trustee to vote their allocated shares of common stock.

If you participate in the United Natural Foods, Inc. Stock Fund (the "*Stock Fund*") through the United Natural Foods, Inc. Retirement Plan (the "*401(k) Plan*"), you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity Management Trust Company ("*Fidelity*"), the trustee of the plan. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

In addition to solicitations by mail and the Internet, our directors, officers and employees may, without additional remuneration, solicit proxies by telephone, facsimile and personal interviews. We will request brokerage houses, banks, and nominees to forward copies of the proxy materials to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses, banks and other nominees for their reasonable expenses in connection with this distribution.

How to Vote

For Proposal 1 (election of two nominees as directors), you may vote "FOR" or "AGAINST" each of the nominees to the Board. You may also abstain from voting "FOR" or "AGAINST" any nominee. For Proposal 2 (ratification of the selection of KPMG LLP), Proposal 3 (advisory approval of our executive compensation), Proposal 4 (approval of the 2012 Equity Plan) and Proposal 5 (the stockholder proposal), you may vote "FOR" or "AGAINST" or abstain from voting.

Stockholders of Record: If you are a stockholder of record, there are three ways to vote:

- by completing, signing, dating and returning your proxy card by mail, if you request a paper copy of the proxy materials;
- by making a toll-free telephone call within the United States or Canada using a touch-tone telephone to the toll-free number provided on your Notice of Proxy Availability; or
- by voting on the Internet. To vote on the Internet, go to the website address indicated on your Notice of Proxy Availability to complete an electronic proxy card. You will be asked to provide the control number from the Notice of Proxy Availability. You may also vote on the Internet while attending the meeting virtually through the Internet.

If you plan to vote by telephone or Internet in advance of the meeting, your vote must be received by 7:00 p.m., eastern standard time, on December 11, 2012 to be counted. Internet voting during the annual meeting is also permissible through the virtual web meeting hosted at *www.virtualshareholdermeeting.com/unfi2012*.

Street Name Holders: If you hold your shares in street name, the Notice of Proxy Availability was forwarded to you by your brokerage firm, bank or other nominee and you should follow the voting instructions provided by your broker, bank or nominee. You may complete and return a voting instruction card to your broker, bank or nominee. Please check your Notice of Proxy Availability for more information. If you hold your shares in street name and wish to vote at the annual meeting, you must have your 12 digit control number from your Notice of Proxy Availability.

Holders Through the ESOP: If you hold your shares through the ESOP, a voting instructions card was forwarded to you, which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. You must submit your voting instructions to Mr. Huckins by the close of business on December 10, 2012 to allow him time to receive your voting instructions. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received.

Holders Through the 401(k) Plan: If you hold your shares through the 401(k) Plan's Stock Fund, you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity, the trustee of the 401(k) Plan. You must submit your voting instructions to Fidelity by 5:00 p.m. eastern standard time on December 10, 2012 to allow it time to receive your voting instructions. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

We provide Internet proxy voting to allow you to vote your shares online both before and during the meeting, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Quorum

Presence by attendance through the virtual annual meeting or by proxy of a majority of the shares of common stock outstanding at the close of business on the Record Date and entitled to vote at the annual meeting will be required for a quorum. Shares of common stock present by attendance through the virtual annual meeting or represented by proxy (including shares that abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting.

Votes Required

Proposal 1 (election of two nominees as directors) is an uncontested director election. In uncontested elections, our Bylaws require that each nominee be elected by a majority of votes cast with respect to such nominee. Therefore, a director will be elected if the number of shares voted "FOR" the director exceed the number of shares voted "AGAINST" the director. Since each nominee is already a director, our Bylaws require any nominee who does not receive the affirmative vote of at least a majority of the votes cast to offer to tender his or her resignation to the Board. The Nominating and Governance Committee will make a recommendation to the Board on whether to accept or reject the director's resignation, or whether other action should be taken. The Board will act on such recommendation within 90 days from the date of the certification of the election results. Abstentions and broker non-votes will have no effect on these items because they are not considered votes cast.

For Proposal 2 (ratification of the selection of KPMG LLP), Proposal 3 (advisory approval of our executive compensation), Proposal 4 (approval of the 2012 Equity Plan) and Proposal 5 (the stockholder proposal), the affirmative vote of a majority of votes cast on the proposal is necessary for approval. Abstentions and broker non-votes will have no effect on the results of Proposals 2, 3, 4 or 5 because they are not considered votes cast.

Attending the Annual Meeting

We will be hosting the 2012 Annual Meeting of Stockholders live via the Internet. A summary of the information you need to attend the annual meeting online is provided below:

- Any stockholder can attend the annual meeting live via the Internet at *www.virtualshareholdermeeting.com/unfi2012.*
- Webcast starts at 4:00 p.m. eastern standard time.
- Please have your 12-digit control number to enter the annual meeting.
- Stockholders may vote and submit questions while attending the annual meeting on the Internet.
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting/unfi2012.*

- Webcast replay of the annual meeting will be available at *www.virtualshareholdermeeting/unfi2012* until December 12, 2013.

Householding

We have adopted a procedure for stockholders whose shares are held in street name called "*householding,*" pursuant to which stockholders of record who have the same address and the same last name will receive only one Notice of Proxy Availability each and, as applicable, one set of any additional proxy materials that are delivered, unless one or more of these stockholders notifies us that they wish to continue receiving multiple copies. This procedure provides extra convenience for stockholders and a cost savings for us. Currently, we are not providing householding to stockholders whose shares are registered in their name.

If at any time you no longer wish to participate in householding and would prefer to receive a separate Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered, or if your shares are held in street name and you are receiving multiple copies of our Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered and wish to receive only one, please notify your bank, broker, trust or other holder of record. For more information, please contact our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908.

Stockholders who participate in householding will continue to receive separate control numbers for use in voting their shares, and, if requested, separate proxy cards.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table includes information regarding the amount of our common stock beneficially owned as of October 19, 2012 by (i) each of our directors, (ii) each of our executive officers named in the *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2010-2012*, (iii) all of our directors and current executive officers as a group, (iv) our Employee Stock Ownership Trust ("*ESOT*"), and (v) each person or entity known to us to own more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)	Percentage Ownership
Directors and Named Executive Officers:		
Michael S. Funk	46,837	**
Gordon D. Barker	34,327	**
Steven L. Spinner(4)	122,329	**
Mary Elizabeth Burton	11,217	**
Joseph M. Cianciolo	30,241	**
Gail A. Graham	16,917	**
James P. Heffernan	50,986	**
Peter A. Roy	41,999	**
Richard J. Schnieders	3,014	**
Sean F. Griffin	9,054	**
Mark E. Shamber	77,079	**
Craig H. Smith	3,262	**
Joseph J. Traficanti	12,896	**
All directors and executive officers, as a group (19 persons)	502,621	1.0%
Other Stockholders:		
Employee Stock Ownership Trust(5)	2,160,558	4.4%
BlackRock, Inc.(6)	3,549,600	7.2%
TimesSquare Capital Management, LLC(7)	2,829,104	5.8%
The Vanguard Group, Inc.(8)	2,525,010	5.1%

** Less than 1%

(1) The address for each listed director and executive officer is c/o United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. The address for the ESOT is c/o Robert G. Huckins, Trustee, 19404 Camino Del Aguila, Escondido, California 92025. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022. The address for TimesSquare Capital Management, LLC is 1177 Avenue of the Americas, 39th Floor, New York, New York 10036. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(2) The number of shares of common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days after October 19, 2012 through the vesting and/or exercise of any equity award or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting power and investment

power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person.

(3) The shares of common stock shown in the table include the following numbers of shares that are issuable upon the exercise of stock options: Mr. Funk—26,458; Mr. Barker—3,500; Mr. Spinner—26,822; Ms. Burton—4,433; Mr. Cianciolo—5,320; Mr. Heffernan—30,590; Mr. Roy—17,743; Mr. Griffin—5,080; Mr. Shamber—39,923; Mr. Smith—3,203; Mr. Traficanti—5,964; all directors and executive officers as a group—198,992.

The shares of common stock shown in the table include the following numbers of shares issuable pursuant to restricted stock units: Mr. Smith—1,830; all directors and executive officers as a group—2,498.

The shares of common stock shown in the table include the following numbers of shares that are issuable pursuant to phantom stock in the Company's Deferred Compensation and Deferred Stock Plans (the "*Deferral Plans*"): Mr. Barker—30,827; Mr. Spinner—6,093; Mr. Cianciolo—21,148; Ms. Graham—6,384; Mr. Heffernan—17,559; Mr. Shamber—15,768; Mr. Traficanti—4,830; all directors and executive officers as a group—102,609.

The shares of common stock shown in the table include the following numbers of shares held in trust by the ESOT and allocated to the individuals under the ESOP: Mr. Funk—1,790; Mr. Spinner—549; Mr. Griffin—216; Mr. Shamber—2,294; and Mr. Traficanti—292; all directors and executive officers as a group—9,208.

The shares of common stock shown in the table include the following numbers of shares that are allocated to the individual's account under our 401(k) Plan's Stock Fund: Mr. Griffin—679; Mr. Shamber—1,699; Mr. Traficanti—292; all directors and executive officers as a group—9,208.

(4) Includes 4,500 shares of common stock held by, or by a custodian for, his minor children.

(5) The ESOT disclaims beneficial ownership of allocated shares of common stock in the ESOP to the extent that the beneficial ownership of such shares is attributable to participants in the ESOP.

(6) Beneficial ownership information based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2012 by BlackRock, Inc.

(7) Beneficial ownership information based on information contained in a Schedule 13G/A filed with the SEC on February 8, 2012 by TimesSquare Capital Management, LLC. In its role as an investment advisor, TimesSquare Capital Management, LLC has the sole voting power with respect to 2,383,184 shares and the sole dispositive power with respect to 2,829,104 shares.

(8) Beneficial ownership information based on information contained in a Schedule 13G filed with the SEC on February 9, 2012 by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole voting power with respect to 67,189 shares, sole dispositive power with respect to 2,457,821 shares and shared dispositive power with respect to 67,189 shares. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., beneficially owns 67,189 shares as a result of VFTC's serving as investment manager of collective trust accounts. VFTC directs the voting of such shares.

CORPORATE GOVERNANCE

Summary

We are committed to maintaining strong corporate governance practices and principles. The Board actively monitors developments relating to the corporate governance of public corporations, and the Board has consulted with our legal counsel and independent registered public accounting firm to evaluate our current corporate governance and other practices in light of these developments. Our policies and practices reflect corporate governance best practices and are compliant with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the NASDAQ Stock Market ("*NASDAQ*") listing standards. For example:

- The Board has adopted clear corporate governance principles, which were most recently revised in September 2010, that outline the roles and responsibilities of the Board and its committees and establish policies regarding governance matters such as Board meetings and communications, performance evaluations of the Board and our Chief Executive Officer, stock ownership guidelines, and director orientation and continuing education;
- A majority of the members of the Board are independent within the NASDAQ listing standards' definition, and the Board makes an affirmative determination regarding the independence of each director annually;
- All members of the Board's standing committees—the Audit Committee, the Compensation Committee and the Nominating and Governance Committee—are independent within the NASDAQ listing standards' definition;
- The independent members of the Board meet regularly without the presence of management;
- We have designated an independent director to serve as our "Lead Independent Director" to coordinate the activities of the other independent members of the Board;
- We have a clear code of business conduct and ethics that applies to our principal executive officers and all members of our finance department, including our principal financial officer and principal accounting officer;
- The charters of the Board's committees clearly establish their respective roles and responsibilities; and
- The Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters.

In addition, our corporate governance principles limit our independent directors to serving on no more than a total of four public company boards and limit our executive officers to serving on no more than a total of two public company boards, in each case, including our Board. Directors and executive officers must notify the Nominating and Governance Committee in advance of accepting an invitation to serve on another corporate board. Directors are also required to notify the Nominating and Governance Committee when their principal occupation or business association changes, at which point the committee will evaluate the propriety of continued Board service.

As discussed under *PROPOSAL 1—ELECTION OF DIRECTORS—Majority Vote Standard for Election of Directors*, our Bylaws provide for a majority voting standard for uncontested elections of directors and the Board approved amendments to the Nominating and Governance Committee's charter to implement the majority voting standard for directors. The Nominating and Governance Committee's charter sets forth the procedures for the Nominating and Governance Committee's deliberations regarding whether to accept an offer by a nominee for director to resign from the Board if that nominee does not receive more votes cast "FOR" his or her election than votes cast "AGAINST" his or her election.

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. The corporate governance page can be found at *www.unfi.com*, by clicking on "Investor Overview" and then on "Corporate Governance" or "Code of Conduct" as applicable. Copies of our corporate governance principles, our code of business conduct and ethics, the charters for each of the Board's committees and the charter of the Lead Independent Director can be found on the investor overview pages of our website. Information contained on our website is not incorporated by reference in this proxy statement or considered to be part of this document.

Director Independence

Our corporate governance principles require a majority of the members of the Board to be independent directors as such term is defined in the NASDAQ listing standards. The Board, upon the recommendation of the Nominating and Governance Committee, has determined that seven of its nine members are independent. Our seven independent directors are Gordon D. Barker, Mary E. Burton, Joseph M. Cianciolo, Gail A. Graham, James P. Heffernan, Peter A. Roy and Richard J. Schnieders. Michael S. Funk and Steven L. Spinner are our employees and therefore are not independent directors. Mr. Cianciolo has reached mandatory retirement age under our corporate governance principles, and, therefore, he is not standing for re-election at the annual meeting. In connection with Mr. Cianciolo's term expiring at the annual meeting, we will reduce the size of the Board to eight members.

Our corporate governance principles and the charter for each of the Boards' standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee—require all members of the Board's standing committees to be independent. The charter of the Audit Committee also requires each of its members to meet the definition of independence under Section 10A of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), and the SEC's rules thereunder. The charter of the Compensation Committee requires each of its members to be a non-employee director within the meaning of Rule 16b-3 under the Exchange Act and an outside director within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "*Code*"). We will be revising the charter of the Compensation Committee to take into account the impact of recently proposed changes to the NASDAQ listing standards, including the changes regarding committee member independence, and will post the amended version of the charter to the corporate governance section of our website.

Lead Independent Director

The Board previously maintained the positions of Vice Chair and Lead Independent Director. Effective September 2012, the Board eliminated the "Vice Chair" reference and instituted a 3-year term limit for the Lead Independent Director role, effective retroactively. Mr. Barker, Chair of the Nominating and Governance Committee, currently serves as the Lead Independent Director. In accordance with our corporate governance principles and the charter of the Lead Independent Director, the Lead Independent Director must be independent, and unless the Board determines otherwise, the Chair of the Nominating and Governance Committee shall serve as the Lead Independent Director. The Lead Independent Director is responsible for coordinating the activities of the other independent directors and for performing such other duties and responsibilities as the Board may determine from time to time, including:

- Serving as a liaison between the Chair of the Board, independent directors, and the President and Chief Executive Officer;
- Leading the annual performance reviews of the Chair of the Board and the President and Chief Executive Officer, and leading the full Board in an annual review of the performance and effectiveness of the Board and its committees;

- Recommending to the Board the membership of the Board's committees, and recommending to the Chair of the Board the retention of advisers and consultants who report directly to the Board;
- Advising the Chair of the Board as to an appropriate schedule of and agenda for the Board's meetings and ensuring the Board's input into the agenda for the Board's meetings;
- Advising the President and Chief Executive Officer as to the quality, quantity, and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;
- Assisting the Board, the Nominating and Governance Committee, and our officers in better ensuring compliance with and implementation of our corporate governance principles; and
- Serving as the Chair for executive sessions of the Board's independent directors and acting as Chair of the Board's regular and special meetings when the Chair is unable to preside.

A complete description of the duties of the Lead Independent Director is included in the charter of the Lead Independent Director, a copy of which can be found in the corporate governance section of our website at *www.unfi.com*.

Board Leadership Structure

The Board is currently led by the Chair of the Board, Mr. Funk, and by the Lead Independent Director, Mr. Barker. The Board believes that it is in our best interests for two separate members of the Board to lead the Board. This dual leadership role combines the benefits of Mr. Barker's guidance as an independent director and Mr. Funk's prior executive management experience with the Company, and its predecessor company, from 1976 to 2008. Our corporate governance principles do not require the Chair of the Board to be independent and do not specify whether the positions of Chair of the Board and Chief Executive Officer must be separated.

The Chair and the Lead Independent Director provide overall leadership to the Board in its oversight function, whereas the Board believes that the Chief Executive Officer, Mr. Spinner, provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices of the Board's leadership from our day-to-day management and operations allows Mr. Funk and Mr. Barker to focus on managing the Board's matters and allows Mr. Spinner to focus on managing our business. The Board believes this leadership structure has enhanced the Board's oversight of, and independence from, management, the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders, and our overall corporate governance. Furthermore, the Board believes that having a Lead Independent Director vested with key duties and responsibilities (as discussed above) and the Board's standing committees comprised of and chaired by independent directors (as discussed below) provides a formal structure for strong independent oversight of our management team.

Risk Oversight

The Board has overall responsibility for risk oversight. The Board exercises its oversight responsibilities with respect to strategic, operational and competitive risks, as well as risks related to the planning for succession of our Chief Executive Officer and other members of senior management. The Board has delegated responsibility for the oversight of specific risks to the Board's committees as follows: the Audit Committee discusses with management and the independent auditor significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; and the Compensation Committee is responsible for ensuring that compensation policies and programs do not encourage our executives to take unnecessary and excessive risks that could threaten our long-term value. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing our company.

Compensation Risk

In fiscal 2012, we performed a comprehensive assessment for the Compensation and Audit Committees to determine whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on us. Our assessment covered each material element of executive and non-executive employee compensation and any risk mitigating factors as discussed below. We believe that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. In addition, the structure of our compensation program for executive officers does not incentivize unnecessary or excessive risk taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. In addition, performance-based cash incentive awards and long-term equity-based incentive awards made in fiscal 2012 have the following risk-limiting characteristics:

- Time-based vesting equity awards for Messrs. Spinner, Shamber, Traficanti and Griffin were granted with a grant date fair value equal to the sum of 115% of base salary and 57.5% of the performance-based annual cash incentive award earned in fiscal 2011. Time-based vesting equity awards for Mr. Smith were granted with a grant date fair value equal to the sum of 100% of base salary and 50% of the performance-based annual cash incentive award earned in fiscal 2011.
- Equity awards in the form of stock options were limited to approximately 20% of the time-based vesting award value, which reduces the incentive to take unnecessary or excessive risks to increase our stock price. The remaining approximately 80% of the time-based vesting award value was delivered in the form of time-based vesting restricted stock units, which aligns the interests of our executive officers to long-term stockholder interests.
- Time-based vesting equity awards to employees generally have graded vesting with 25% of the grant vesting on each anniversary of the grant date.
- Performance-based vesting restricted stock units with performance criteria tied to our performance in the fiscal year after the fiscal year in which the award is granted were granted with a grant date fair value equal to 33.34% of the sum of 125% of base salary and 50% of the amount of the performance-based annual cash incentive award at the target level of performance for fiscal 2012. These awards can vest at a value of up to 200% of the grant date value if the maximum performance targets are achieved.
- Executive officers are subject to our executive stock ownership guidelines as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations* and all non-employee directors are subject to stock ownership requirements as described in *DIRECTOR COMPENSATION—Stock Ownership Requirement.*
- Members of the Compensation Committee approve the final incentive compensation pool based on the minimum performance hurdle and the performance multiplier as described in *Components of our Executive Compensation Program—Minimum Performance Hurdle* and *Components of our Executive Compensation Program—Performance Multiplier* after reviewing corporate performance.
- Equity awards and cash-based incentive plan awards are subject to our Recoupment Policy as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations.*

Committees of the Board of Directors

The Board currently has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Governance Committee. Upon recommendation of the Nominating and Governance Committee, the full Board appoints members of each committee. Each committee is responsible for appointing its chair. In addition to the individuals identified as committee members below, the Lead Independent Director is an ex-officio member of each of the committees described below.

Compensation Committee. The Compensation Committee establishes or approves all policies and procedures related to our human resources function, including employee compensation, incentive programs, and our 401(k) plan, and administers our stock incentive plans, including the United Natural Foods, Inc. 2002 Stock Incentive Plan (the "2002 Equity Plan"), the United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan (the "2004 Equity Plan"), and the United Natural Foods, Inc. Amended and Restated 1996 Stock Option Plan (the "1996 Equity Plan"). Additionally, this committee evaluates and establishes the compensation of our executive officers whose compensation is described below in *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2010-2012*, including our Chief Executive Officer and Chief Financial Officer. The Compensation Committee also reviews the compensation of the other members of our senior management team and recommends to the Board the compensation for our non-employee directors. For a description of the role of the Compensation Committee, its consultants and management in setting executive compensation, please see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—How We Make Decisions Regarding Executive Pay*. The Compensation Committee also approves our annual compensation discussion and analysis included in our annual proxy statements.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of our Chief Executive Officer, Chief Financial Officer, Chief Human Resources and Sustainability Officer and Secretary and General Counsel. Compensation Committee meetings are regularly attended by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Chief Human Resources and Sustainability Officer. At certain meetings during fiscal 2012, the Compensation Committee met in executive session. The Compensation Committee's Chair reports the committee's recommendations on executive compensation to the Board. Independent advisors and the Company's finance, human resources, benefits and legal departments support the Compensation Committee in its duties and may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under its charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities.

The Compensation Committee's charter is available on our website, *www.unfi.com*. The Compensation Committee held three meetings during fiscal 2012. The current members of the Compensation Committee are Mr. Heffernan (chair), Ms. Graham and Messrs. Cianciolo and Roy, each of whom is an independent director.

Audit Committee. The Board has an Audit Committee that is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is responsible for monitoring the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; monitoring the independence of our independent registered public accounting firm; and monitoring the performance of our independent registered public accounting firm, management and our internal audit department. Among the Audit Committee's duties are to review the results and scope of the audit and other services provided by our independent registered public accounting firm.

The Audit Committee's charter is available on our website, *www.unfi.com*. The Audit Committee held four meetings during fiscal 2012. The current members of the Audit Committee are Ms. Burton (chair) and Messrs. Barker, Cianciolo and Heffernan, each of whom is an independent director. The Board has determined that Ms. Burton and Messrs. Barker, Cianciolo and Heffernan are audit committee financial experts, as defined by the rules and regulations of the SEC.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for developing, reviewing and recommending to the Board for adoption our corporate governance principles; identifying and nominating candidates for election to the Board; assessing and making recommendations to the Board regarding the size and composition of the Board and the size, composition, scope of authority, responsibilities and reporting obligations of each of the Board's committees; and assisting the Board in conducting performance reviews of the Board and its committees and members. For additional information regarding the director nomination process undertaken by the Nominating and Governance Committee, please refer to *PROPOSAL 1—ELECTION OF DIRECTORS—Nomination of Directors.*

The Nominating and Governance Committee's charter is available on our website, *www.unfi.com*. The Nominating and Governance Committee held three meetings during fiscal 2012. The current members of the Nominating and Governance Committee are Mr. Barker (chair), Ms. Burton and Mr. Roy, each of whom is an independent director.

Board Meetings

During the fiscal year ended July 28, 2012, the Board met five times and following each of the Board's meetings, the independent directors met in executive session without the presence of management (in each case, including by telephone conference). All directors attended at least 75% of the meetings of the Board and of the committees on which they served. We encourage each member of the Board to attend our annual meetings of stockholders. All of our directors attended last year's virtual annual meeting, with the exception of Ms. Burton (and Mr. Schnieders, who was not a member of the Board at the time).

PROPOSAL 1—ELECTION OF DIRECTORS

Directors and Nominees for Director

Currently, the Board is comprised of nine directors. The directors are divided into three classes, each serving until the date of the third annual meeting following the annual meeting at which such director was elected. The Board consists of three Class I directors (Messrs. Cianciolo, Roy and Schnieders), three Class II directors (Mses. Burton and Graham and Mr. Barker) and three Class III director (Messrs. Funk, Heffernan and Spinner).

The term of each Class I director will expire at the 2012 Annual Meeting of Stockholders, unless elected to a new term by our stockholders. Mr. Cianciolo has reached mandatory retirement age under our corporate governance principles, and, therefore, he is not standing for re-election at the annual meeting. In connection with Mr. Cianciolo's term expiring at the annual meeting, we will be reducing the size of the Board to eight members.

Messrs. Roy and Schnieders have been nominated to stand for re-election as a director at the 2012 Annual Meeting of Stockholders to hold office until the annual meeting of stockholders to be held in 2015 and until their successors are elected and qualified. Each nominee has indicated his or her willingness to serve, if elected. If any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee. We have no reason to believe any of the nominees will be unable to serve if elected.

We have described below information concerning the business experience and qualification of each of our Class I directors and incumbent directors.

The Board unanimously recommends that stockholders vote "FOR" each of the director nominees. Proxies received by the Board will be voted "FOR" each of the nominees unless a contrary choice is specified in the proxy.

NOMINEES FOR ELECTION TO TERM EXPIRING 2015 (CLASS I)

Peter A. Roy, age 56, has served as a member of the Board since June 2007. Mr. Roy is a member of the Nominating and Governance Committee and the Compensation Committee. Mr. Roy is an entrepreneur and since 1999 has been a strategic advisor to North Castle Partners. In connection with his role as a strategic advisor to North Castle Partners, Mr. Roy served on the boards of Avalon Natural Products, Inc. and Naked Juice Company. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc. and, for five years prior to that, served as President of that company's West Coast Region.

Mr. Roy's experience as the President of Whole Foods Market, Inc. allows him to provide the Board essential insight and guidance into the day-to-day operations of natural and organic products retailers, including a key customer of ours. In addition, his experience in the healthy lifestyle industry helps the Board maintain its focus on our core values, including our sustainability goals.

Richard J. Schnieders, age 63, has served as a member of the Board since February 2012. Mr. Schnieders served as a director of Sysco Corporation ("Sysco") from July 1997 through June 2009, including as executive Chairman of the Board from January 2003 through June 2009. Mr. Schnieders also previously served as Sysco's Chief Executive Officer from January 2003 through March 2009. Prior to that role, Mr. Schnieders served as Sysco's Chief Operating Officer beginning in January 2000 and as President beginning in July 2000, each through December 2002. Mr. Schnieders also served as President from July 2005 until he stepped down from that position on July 1, 2007. Since 2009, Mr. Schnieders has focused on sustainable solutions that increase access to fresh food, provide nutritional education, and empower local communities and recently co-founded a new venture to provide healthy, affordable food to underserved communities.

Mr. Schnieders experience including as Chief Executive Officer of Sysco allows him to provide the Board essential insight and guidance into the operations of another wholesale food distributor. In addition, his recent work on sustainability and food quality help the Board maintain its focus on our core values, including our sustainability goals.

INCUMBENT DIRECTORS—TERMS EXPIRING 2013 (CLASS II)

Gordon D. Barker, age 66, has served as Lead Independent Director since January 2010 and as a member of the Board since September 1999. Mr. Barker serves as Chair of the Nominating and Governance Committee and as a member of the Audit Committee. Mr. Barker served on the Board of Directors of The Sports Authority, Inc. from April 1998 to May 2006. Mr. Barker served as a contract Chief Executive Officer for QVL Pharmacy Holdings, Inc., a privately-held entity, from October 2004 until February 2007. Mr. Barker served as Chief Executive Officer of Snyder's Drug Stores, Inc. from October 1999 to March 2004. Snyder's Drug Stores, Inc. filed for Chapter 11 bankruptcy in September 2003 and emerged from this filing in March 2004. Mr. Barker has served as President of Barker Holdings, LLC since January 2004. Mr. Barker has served as the principal of Barker Enterprises, an investment and consultant firm, since January 1997.

Mr. Barker's extensive business experience within the retail sector, including his having served as a chief executive officer of three retail drug store chains, coupled with his past experience as a public company director and deep understanding of corporate governance matters contribute to his qualifications to serve on the Board.

Mary E. Burton, age 60, has served as a member of the Board since August 2010. Ms. Burton serves as Chair of the Audit Committee and as a member of the Nominating and Governance Committee. Ms. Burton served as Interim Chief Executive Officer of Zale Corporation, a specialty jewelry retailer, from January 2006 to July 2006 and as President and Chief Executive Officer from July 2006 to December 2007. Ms. Burton also has been the Chief Executive Officer of BB Capital, Inc., a retail advisory and management services company, since 1992. Prior directorships include The Sports Authority, Inc. from 1999 to 2006, Aeropostale, Inc. from 2000 to 2006, Rent-a-Center, Inc from 2002 to 2007 and Zale Corporation from 2003 to 2007. Ms. Burton served on the board of directors of Staples, Inc., from June 1993 to June 2012.

Ms. Burton is an experienced business leader whose extensive executive level experience within the retail industry, including insight into marketing, merchandising and operational management adds experience to the Board in these important areas. Her past experience as the chief executive officer of large retailers like Zale Corporation adds to her qualifications.

Gail A. Graham, age 61, has served as a member of the Board since October 2002. Ms. Graham serves as a member of the Compensation Committee. Ms. Graham has served as the General Manager of Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota, since October 1999. Ms. Graham served as Vice Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1994 until October 1998 and from November 2000 until October 2002. Ms. Graham served as the Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1998 until October 2000. Ms. Graham resigned from the Board of Directors of Blooming Prairie Cooperative Warehouse in October 2002, concurrent with our purchase of the cooperative and her appointment to the Board.

Ms. Graham's active involvement in the natural products industry for over 30 years, including her experience in managing natural food cooperatives and her deep understanding of the issues facing our industry bring to the Board a unique perspective on the issues facing our company and industry generally.

INCUMBENT DIRECTORS—TERMS EXPIRING 2014 (CLASS III)

Michael S. Funk, age 58, has served as Chair of the Board since September 2008, a position which he also held from January 2003 to December 2003, and has been a member of the Board since February 1996. Mr. Funk served as our President and Chief Executive Officer from October 2005 to September 2008. Mr. Funk also served as Vice Chair of the Board from February 1996 until December 2002, as our Chief Executive Officer from December 1999 until December 2002 and as our President from October 1996 until December 1999. From its inception in July 1976 until April 2001, Mr. Funk served as President of Mountain People's Warehouse, Inc., now known as United Natural Foods West, Inc., one of our wholly-owned subsidiaries.

Mr. Funk's extensive knowledge of our industry and our historical operations as well as his past service as our Chief Executive Officer brings to the Board valuable insight into the day-to-day operations of our company and a deep understanding of the natural and organic products distribution business. His institutional knowledge of all operational aspects of our business resulting from his long-time involvement with our Company is also valuable to the Board.

James P. Heffernan, age 66, has served as a member of the Board since March 2000. Mr. Heffernan serves as Chair of the Compensation Committee and as a member of the Audit Committee. Mr. Heffernan has served as a Director for the New York Racing Association since November 1998. Mr. Heffernan has served as a Director of Command Security Corp. since October 2010 and as a Director of Solutia, Inc. from February 2008 to July 2012. Mr. Heffernan has previously served as a member of the Board of Directors of Columbia Gas System, Inc. from January 1993 until November 2000.

The totality of Mr. Heffernan's professional experience, together with his other board service has provided him with the background and experience of board processes, function, compensation practices and oversight of management which is valuable to the Board.

Steven L. Spinner, age 52, has served as our President and Chief Executive Officer and as a member of the Board since September 2008. Mr. Spinner also served as our Interim President of the Eastern Region from September 2010 to December 2010. Prior to joining the Company in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("*PFG*") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002. Mr. Spinner has served as a Director of Arkansas Best Corporation since July 2011.

Mr. Spinner's extensive experience in the wholesale food distribution business, including most recently having served as the president and chief executive officer of one of the largest publicly traded foodservice distribution businesses in the United States, brings valuable insight to the Board beyond the knowledge and insight he brings from being our president and chief executive officer.

Majority Vote Standard for Election of Directors

We adopted a majority voting standard for the election of directors as an amendment to our bylaws in 2007. If the number of nominees exceeds the number of directors to be elected in an election (a contested election), directors will be elected by a plurality standard. However, when the number of nominees does not exceed the number of directors to be elected (an uncontested election) as is the case at this year's annual meeting, our bylaws require each of the directors to be elected by a majority of the votes cast (that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director). If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Nominating and Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who offers to tender his or her resignation will not participate in the Board's decision or the Nominating and Governance Committee's deliberations (if the director is a member of that committee). If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the Annual Meeting of Stockholders are currently serving on the Board.

Nomination of Directors

The Nominating and Governance Committee reviews the qualifications of every person recommended as a nominee to the Board to determine whether the recommended nominees are qualified to serve on the Board. The Nominating and Governance Committee has adopted qualitative standards by which it determines if nominees are qualified to serve on the Board. The Nominating and Governance Committee evaluates recommended nominees in accordance with the following criteria:

- *Personal characteristics.* The Nominating and Governance Committee considers the personal characteristics of each nominee, including the nominee's integrity, accountability, ability to make informed judgments, financial literacy, professionalism and willingness to meaningfully contribute to the Board (including by possessing the ability to communicate persuasively and address difficult issues). In addition, the Committee evaluates whether the nominee's previous experience reflects a willingness to establish and meet high standards of performance, both for him or herself and for others.

- *Core Competencies.* The Nominating and Governance Committee considers whether the nominee's knowledge and experience would contribute to the Board's achievement of certain core competencies. The Committee believes that the Board, as a whole, should possess competencies in accounting and finance, business judgment, management best practices, crisis response, industry knowledge, leadership, strategy and vision.

- *Board Independence.* The Nominating and Governance Committee considers whether the nominee would qualify as "independent" under SEC rules and NASDAQ listing standards.

- *Director Commitment.* The Nominating and Governance Committee expects that each of our directors will prepare for and actively participate in meetings of the Board and its committees, provide advice and counsel to our management, develop a broad knowledge of our business and industry and, with respect to an incumbent director, maintain the expertise that led the Nominating and Governance Committee to initially select the director as a nominee. The Nominating and Governance Committee evaluates each nominee on his or her ability to provide this level of commitment if elected to the Board.

- *Additional Considerations.* Each nominee also is evaluated based on the overall needs of the Board and the diversity of experience he or she can bring to the Board, whether in terms of specialized knowledge, skills or expertise. Although we do not have a formal policy with regard to the consideration of diversity in identifying director nominees, the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills and expertise to oversee our businesses.

Following this evaluation, the Nominating and Governance Committee will make recommendations for membership on the Board and review such recommendations with the Board, which will decide whether to invite the candidate to be a nominee for election to the Board.

Director Nominees Recommended by Stockholders

The Nominating and Governance Committee evaluates nominees recommended by stockholders on the same basis as nominees recommended by any other sources, including making a determination whether the candidate is qualified to serve on the Board based on the qualitative standards described above. To be considered by the Nominating and Governance Committee, a stockholder who wishes to recommend a director nominee must deliver or send by first class U.S. mail a written notice addressed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. The written notice must be received by our Corporate Secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The notice to our Corporate Secretary must include the information specified in our bylaws, including the following: (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of our shares which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act (including such person's written consent to be named as a nominee and to serve as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on our books, of such stockholder and (ii) the class and number of our shares which are beneficially owned by such stockholder. We may require any proposed nominee to furnish such other information as may be reasonably required by the Nominating and Governance Committee to determine the eligibility of such proposed nominee to serve as a member of the Board.

Communication with the Board of Directors

Our stockholders may communicate directly with the Board. All communications should be in written form and directed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for the Board. Each communication intended for the Board and received by the corporate secretary that is related to our operation and is relevant to a specific director's service on the Board will be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

DIRECTOR COMPENSATION

The Board and the Compensation Committee review and determine compensation for our non-employee directors, in part, based on a review of the annual Director Compensation Survey prepared by the National Association of Corporate Directors. The Compensation Committee and the Board believe that we should fairly compensate non-employee directors for work required in a company of our size and scope and that compensation should align the non-employee directors' interests with the long-term interest of our stockholders. Our non-employee director stock ownership guidelines, which are discussed in greater detail below, are also designed to align the interests of our non-employee directors with those of our stockholders. Mr. Spinner, our President and Chief Executive Officer, does not receive compensation for his service on the Board. Mr. Funk does not receive cash compensation for his service as a director and our Chair of the Board. He receives equity-based compensation for his service as Chair of the Board and cash compensation for his service as an executive advisor.

Compensation of our Non-Employee Directors

The components of our non-employee director compensation are cash fees and awards of stock options and restricted stock units. Each non-employee director is also reimbursed for direct expenses incurred in connection with his or her attendance at meetings of the Board and its committees.

During fiscal 2012, each non-employee director received the following compensation (as applicable):

- Annual cash retainer of:
  - $75,000 for serving as the Vice Chair and Lead Independent Director;
  - $30,000 for serving as a director;
  - $15,000 for serving as the chair of the Audit Committee; and
  - $8,000 for serving as chair of the Compensation Committee or Nominating and Governance Committee.
- Meeting attendance fees of:
  - $2,200 for each in-person meeting of the Board;
  - $1,100 for each telephonic meeting of the Board;
  - $1,700 for each meeting of the Audit Committee; and
  - $1,100 for each meeting of the Compensation Committee and Nominating and Governance Committee
- Annual equity grants consisting of:
  - Options to purchase 2,660 shares of common stock and 3,192 restricted stock units for serving as a director;
  - Options to purchase 2,660 shares of common stock and 3,592 restricted stock units for serving as chair of the Compensation Committee or Chair of the Audit Committee; and
  - Options to purchase 3,500 shares of common stock and 6,000 restricted stock units for serving as Vice Chair and Lead Independent Director (and therefore chair of the Nominating and Governance Committee).

With respect to all equity awards to non-employee directors in fiscal 2012, one-third of the annual grants vested immediately, and the remaining two-thirds vest in equal annual installments beginning on the first anniversary of the date of grant. The stock options have an exercise price equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant and expire ten years from the date of grant.

Fiscal 2013 Changes to Compensation of Our Non-Employee Directors

In September 2012, the Board modified the compensation to be received by non-employee directors effective for fiscal 2013. These modifications include the reduction of the cash retainer for serving as the Lead Independent Director from $75,000 to $60,000 and the elimination of the $8,000 cash retainer for serving as the Chair of the Nominating and Governance Committee. In addition, all non-employee directors, as well as Mr. Funk, will no longer receive stock options as a portion of their compensation. Furthermore, the Lead Independent Director will now receive a grant of 5,000 restricted stock units rather than 6,000 restricted stock units, and the Compensation Committee Chair will now receive a grant of 3,192 restricted stock units rather than 3,592 restricted stock units.

Compensation of Mr. Funk

Mr. Funk, our current Chair of the Board and our former President and Chief Executive Officer, serves as an executive advisor to us and makes himself generally available to our executive officers. We pay him a base salary and provide him with the health and welfare benefits and other employee benefits generally available to our executives. Mr. Funk's base salary during fiscal 2012 was $125,000. Mr. Funk does not receive fees for attending meetings of the Board or its committees. During fiscal 2012, Mr. Funk received an award of options to purchase 3,500 shares of common stock and 6,000 restricted stock units, each of which vested immediately with respect to one-third of the awards and the remainder of which will vest in two equal annual installments beginning on the first anniversary of the date of grant. The stock options have an exercise price equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant and expire ten years from the date of grant.

We are currently a party to a severance agreement with Mr. Funk. The severance agreement includes confidentiality, non-competition and intellectual property assignment provisions. For a period of one year following either his termination for a reason other than Cause, death or disability, or his resignation for Good Reason, the agreement requires us to pay to Mr. Funk his base salary in effect as of the termination date of his employment and provide certain medical benefits. In the event of either Mr. Funk's termination for a reason other than Cause, death or disability or his resignation for Good Reason within one year of a Change in Control, he will be entitled to the severance payments and medical benefits provided in the previous sentence, acceleration and full vesting of all unvested stock options, restricted stock units, and the full vesting of his account under the ESOP. When used in regard to Mr. Funk's severance arrangement, the terms "Cause", "Good Reason" and "Change in Control" have the meanings described below in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements.*

Deferred Compensation

Our non-employee directors are eligible to participate in the United Natural Foods, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") and the United Natural Foods, Inc. Deferred Stock Plan (the "Deferred Stock Plan", collectively, the "Deferral Plans"). For a description of the Deferral Plans, please see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2012.*

Director Compensation Table—Fiscal 2012

The following table summarizes compensation provided to our Chair of the Board and each individual who served as a non-employee director during fiscal 2012.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Gordon D. Barker	104,700	226,920	35,953	—	—	367,573
Mary E. Burton	65,600	135,849	27,324	—	—	228,773
Joseph M. Cianciolo	51,700	120,721	27,324	—	—	199,745
Michael Funk	—	226,920	35,953	—	125,000	387,873
Gail A. Graham	43,200	120,721	27,324	—	—	191,245
James P. Heffernan	59,700	135,849	27,324	—	—	222,873
Peter Roy	45,400	120,721	27,324	—	—	193,445
Richard J. Schnieders	19,500	149,290	27,665	—	—	196,455

(1) This column shows the amount of cash compensation earned in fiscal 2012 for service on the Board and its committees.

(2) The amounts contained in this column represent the grant date fair value for the restricted stock units (including those which are not yet vested) granted in fiscal 2012 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, *Stock Compensation* (*"ASC 718"*). The grant date fair value for restricted stock units is calculated using the intrinsic value method based on the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. At July 28, 2012, the directors had restricted stock units representing the right to acquire the following number of shares of common stock: Mr. Barker—6,000 shares; Ms. Burton—3,459 shares; Mr. Cianciolo—3,192 shares; Mr. Funk—12,750 shares; Ms. Graham—3,192 shares; Mr. Heffernan—3,593 shares; Mr. Roy—3,192 shares; and Mr. Schnieders—2,128 shares.

(3) The amounts contained in this column represent the grant date fair value of awards of stock options granted in fiscal 2012 calculated in accordance with ASC 718. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 28, 2012 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. At July 28, 2012, the directors had options (including those which are not yet vested) to purchase the following number of shares of shares of common stock: Mr. Barker—4,667 shares; Ms. Burton—5,320 shares; Mr. Cianciolo—7,980 shares; Mr. Funk—27,625 shares; Ms. Graham—3,547 shares; Mr. Heffernan—33,250 shares; Mr. Roy—18,630 shares; and Mr. Schnieders—2,660 shares.

(4) As of July 28, 2012, four of our non-employee directors have elected to defer restricted stock units under the Deferred Compensation Plan. Deferred shares are valued at the current market price of our common stock, and therefore have no above market or preferential earnings. As of July 28, 2012, there are no directors who defer a portion of their director fees paid in cash under the Deferred Compensation Plan.

(5) The amount in this column represents the amount of cash compensation that Mr. Funk earned in fiscal 2012 in his capacity as our executive advisor. Mr. Funk does not receive fees for attending meetings of the Board or its committees.

Stock Ownership Requirement

All non-employee directors are required to hold shares of our stock in an amount that is determined in accordance with a formula based upon the compensation expense recorded by us in connection with annual equity grants to our non-employee directors. The minimum share ownership level for each non-employee director is equal to 50% of the number of shares that would have been covered by a stock option grant having an equal compensation expense to that of the director's combined equity grants for the prior fiscal year. Our corporate governance principles recommend that non-employee directors who are elected or appointed to the Board are required to attain this level of stock ownership within four years following their election or appointment to the Board. Once attained, each non-employee director is required to maintain this level of stock ownership for as long as the director serves on the Board. All our directors with more than one full year of service own our stock.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Ms. Graham and Messrs. Cianciolo, Heffernan and Roy. All members of the Compensation Committee are independent within the meaning of the NASDAQ listing standards and no member is an employee or former employee of the Company. During fiscal 2012, no member of the Compensation Committee had any relationship requiring disclosure under *Certain Relationships and Related Party Transactions*. During fiscal 2012, none of our executive officers served as a director or a member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director on the Board or as a member of the Compensation Committee.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors, nominees for director, executive officers, greater than 5% beneficial owners or any of their immediate family members are participants (or any entity in which they have an interest is a participant), to determine whether such persons have a direct or indirect material interest in the relationships or transactions. Our legal department, in conjunction with the corporate finance department and outside legal counsel, is primarily responsible for the development and implementation of processes and controls to obtain information from these "*related persons*" regarding such transactions and relationships and for determining, based on the facts and circumstances and SEC regulations, whether we or a related person has a direct or indirect material interest in the transaction. The Nominating and Governance Committee also reviews this information. Our policies and procedures for the review, approval or ratification of transactions that are required by SEC rules to be reported under *Transactions with Related Persons* are not in writing, rather, they fall under the general responsibilities of our corporate finance department and Nominating and Governance Committee. We require any related party transactions to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. As required under SEC regulations, transactions between us and any related person in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest are disclosed in this proxy statement.

Each of our executive officers, directors and nominees for director is required to complete and deliver to us an annual questionnaire that includes, among other things, a request for information relating to any transactions in which both the executive officer, director, nominee, beneficial owner or any of their respective immediate family members, on the one hand, and the Company, on the other hand, participates, and in which the executive officer, director, nominee, beneficial owner or immediate family member, has a material interest. We review the responses to these questionnaires as part of our process for determining whether disclosure is required to be made under the SEC's related person disclosure rules.

Transactions with Related Persons

One of our non-employee directors, Ms. Graham, has been the General Manager of one of our customers, Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota since October 1999. Mississippi Market Natural Foods Cooperative purchased approximately $6.6 million of products from us during fiscal 2012. Ms. Graham had no financial interest in those transactions. Terms provided to this customer are the same as other customers with similar volumes and purchasing patterns.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is comprised solely of independent directors, as defined by NASDAQ listing standards and Section 10A of the Exchange Act and SEC rules thereunder, and it operates under a written charter adopted by the Board. The composition of the Audit Committee, the attributes of its members and its responsibilities, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. A copy of the Audit Committee's current charter can be found in the Investor Overview section of our website, *www.unfi.com*. The Board has made a determination that the Audit Committee has at least one member, Ms. Burton, the Chair of the Audit Committee, who qualifies as an "audit committee financial expert" within the meaning of SEC regulations, and that she has accounting and related financial management expertise in accordance with NASDAQ listing standards. All members of the Audit Committee are financially literate.

The Audit Committee has prepared the following report on its activities with respect to our audited consolidated financial statements for the fiscal year ended July 28, 2012 (for purposes of this report, the "*audited financial statements*").

As part of its specific duties, the Audit Committee reviews our financial reporting process on behalf of the Board; reviews the financial information issued to stockholders and others, including a discussion of the quality, and not only the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of discussions in the financial statements; and monitors our systems of internal control over financial reporting and the audit process. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, and disclosure controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Management also is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our own systems of internal control over financial reporting. Our independent registered public accounting firm, KPMG LLP, is responsible for performing an independent integrated audit of the consolidated financial statements and the effectiveness of internal control over financial reporting and expressing an opinion as to whether the consolidated financial statements conform with accounting principles generally accepted in the United States of America and as to whether we maintained effective internal control over financial reporting.

The Audit Committee has met and held discussions with management and our independent registered public accounting firm. In our discussions, management has represented to the Audit Committee that the audited financial statements were prepared in conformity with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, our independent registered public accounting firm. The Audit Committee meets with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting.

The Audit Committee held four formal meetings in fiscal 2012. These meetings included quarterly pre-earnings release telephone conference calls. The Audit Committee discussed with the independent registered public accounting firm all matters required to be discussed in accordance with auditing standards, including the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Our independent registered public accounting firm has also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has considered and discussed with KPMG LLP the firm's independence and the compatibility of any non-audit services provided by the firm with its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions noted above, the Audit Committee recommended that the Board include the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended July 28, 2012, for filing with the SEC. The Board has approved this recommendation.

Mary E. Burton, Chair
Gordon D. Barker
Joseph M. Cianciolo
James P. Heffernan

The foregoing Audit Committee Report shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Audit Committee Report does not constitute soliciting material and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "*Securities Act*"), or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this section, we describe the principles, policies and practices that formed the basis for our executive compensation program in fiscal 2012 and explain how they were applied to the Named Executive Officers. This Compensation Discussion and Analysis presents historical and current information and analysis related to the compensation programs for the Named Executive Officers and is not necessarily indicative of the compensation that the Named Executive Officers will receive from us in the future. For purposes of this Compensation Discussion and Analysis, the following individuals were our Named Executive Officers for fiscal 2012:

- President and Chief Executive Officer (Steven L. Spinner);
- Senior Vice President, Chief Financial Officer and Treasurer (Mark E. Shamber);
- Senior Vice President, General Counsel and Chief Compliance Officer (Joseph J. Traficanti);
- Senior Vice President, Group President (Sean F. Griffin); and
- President of East Region (Craig H. Smith).

Executive Compensation Program Highlights

Our executive compensation program incorporates the following best practices:

- Approximately 75% of total target compensation for our President and Chief Executive Officer and approximately 30-40% of total target compensation for the other Named Executive Officers is performance-based and can be earned only upon the achievement of challenging corporate and divisional or individual goals selected to motivate executives to achieve our corporate objectives and enhance stockholder value.
- The compensation of our executives differs based on individual experience, role and responsibility and performance.
- Portions of Named Executive Officers' incentive compensation are earned over different and overlapping time periods, ensuring that performance is not maximized during one period at the expense of other periods.
- A significant portion of each Named Executive Officer's compensation is at risk of forfeiture in the event of conduct detrimental to us, termination of employment prior to vesting or a material negative restatement of our financial condition or operating results.
- We have a recoupment (clawback) policy applicable to our executive officers, including the Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 may be recouped by us in the sole discretion of the Board.
- We have stock ownership guidelines for Named Executive Officers and our other executive officers.
- Our Named Executive Officers participate in the same retirement, health, welfare and other benefits programs as all of our other executive officers. There are no supplemental executive retirement plans or other special benefits or material perquisites established exclusively for the benefit of the Named Executive Officers.

- We conduct periodic reviews and assessments of potential compensation- related risks in our programs. Based on these assessments, we have concluded that our executive compensation program as it is currently designed does not encourage behaviors that would create risks reasonably likely to have a material adverse effect on us.
- We have not repriced equity awards.
- The Compensation Committee is comprised solely of independent directors.
- The Compensation Committee was advised by Steven Hall & Partners, an independent compensation consultant in fiscal 2012. The consultant was retained directly by the Compensation Committee and performed no other consulting or other services for us.

2012 Developments

Our executive compensation program for fiscal 2012 was modified from fiscal 2011, principally to add a two-year performance-based vesting restricted stock unit award to our long-term equity-based incentive program. We also instituted company-level threshold conditions to the payout of our annual performance-based cash incentive compensation as described in *Components of our Executive Compensation Program—Minimum Performance Hurdle* and *Components of our Executive Compensation Program—Performance Multiplier.*

Fiscal 2011 Stockholder Advisory Votes on Executive Compensation

At our fiscal 2011 annual meeting of stockholders, we submitted two proposals to our stockholders regarding our executive compensation program. The first proposal was an advisory vote on the compensation of our fiscal 2011 named executive officers. Our stockholders approved, on a non-binding advisory basis, the fiscal 2011 compensation of our named executive officers with approximately 91% of the votes cast in favor of the proposal.

The second proposal was a vote on the frequency of future advisory votes on the compensation of our named executive officers. In light of an annual frequency receiving approximately 88% of the votes cast, the Board has determined to hold an advisory vote on the compensation of our named executive officers every year, until the next required advisory vote on the frequency of future advisory votes on the compensation of our named executive officers.

When discussing our executive compensation program, the Compensation Committee considered the positive outcome of the advisory vote on compensation of our fiscal 2011 named executive officers and viewed the stockholders' vote as a signal that our stockholders are generally supportive of our compensation approach. As a result of these discussions, the Compensation Committee reaffirmed for the most part our executive compensation program philosophy described below with the above-described modifications. We value the opinions of our stockholders and will continue to consider the outcome of future advisory votes on the compensation of our named executive officers when making compensation decisions for our named executive officers.

Executive Compensation Program Philosophy

Our executive compensation program is designed to:

- Attract individuals with the skills necessary for us to achieve our business plan;
- Motivate our executive talent;
- Reward our executives fairly over time for performance that enhances stockholder value; and
- Retain those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success.

Our executive compensation program is also designed to reinforce a sense of ownership in the Company, urgency with respect to meeting deadlines and overall entrepreneurial spirit. The program links rewards, including both short- and long-term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by the Compensation Committee.

In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders through equity-based opportunities.

The program is designed to provide executives with financial and strategic goals which seek to drive performance in specific areas of concentration. These goals meet the requirements of our short- and long-term business strategies and are aligned with the interests of our stockholders. In addition, our executive compensation program is designed to balance our growth strategies with a managed approach to risk.

How We Make Decisions Regarding Executive Pay

The Compensation Committee, management and the Compensation Committee's independent compensation consultant each play a role in designing our executive compensation program and determining performance levels and associated payouts. The roles of the Compensation Committee, management and the independent compensation consultant are carefully determined to reflect best corporate governance practices.

Role of the Compensation Committee

The Compensation Committee is responsible for establishing, implementing and monitoring our executive compensation program and its adherence to the compensation philosophy. The Compensation Committee approves the minimum performance thresholds as well as the targets included within the performance multiplier as described in *Components of our Executive Compensation Program—Minimum Performance Hurdle* and *Components of our Executive Compensation Program—Performance Multiplier.* The Compensation Committee also evaluates actual corporate and individual performance against the established goals and determines appropriate levels of compensation for our executives. The Compensation Committee makes all decisions with respect to the compensation of our Chief Executive Officer and other executive officers.

As part of the compensation approval process for our executive officers, other than our Chief Executive Officer, the Compensation Committee considers the views and recommendations of management, and in setting the compensation for all of our executive officers the Compensation Committee considered the recommendation of its independent compensation consultant as described in greater detail below.

Role of Management

Our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer and Chief Financial Officer provide the Compensation Committee with an assessment of our corporate performance and the performance of other executive officers, and make recommendations for the compensation of other executive officers based on this assessment. Additionally, our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer, and Chief Financial Officer discuss with the Compensation Committee management's internal projections with respect to a variety of performance metrics and operations goals for future fiscal years on which performance-based compensation will be based. Other members of management assist the Compensation Committee on an as needed basis.

No executive officer makes any decision on any element of his or her own compensation, and our Chief Executive Officer does not participate in deliberations regarding his compensation.

Role of Independent Compensation Consultant

The Compensation Committee retained Steven Hall & Partners ("*Steven Hall*") as its compensation consultant during fiscal 2012 to provide independent, third-party advice and expertise on all aspects of executive compensation and related corporate governance matters, including designing and establishing our executive compensation program for fiscal 2012 and fiscal 2013. Steven Hall provided the Compensation Committee with an overview of comparative market data and also provided the Compensation Committee with advice throughout fiscal 2012 on new issues and developments regarding executive compensation and related disclosures. The Compensation Committee recently retained Semler Brossy Consulting Group ("Semler Brossy") as its compensation consultant for the remainder of fiscal 2013. Neither Steven Hall nor Semler Brossy provides any other services to us. In the future, the Compensation Committee may retain other similar consultants.

Competitive Marketplace Assessment

In making compensation decisions, the Compensation Committee periodically reviews the compensation packages for officers in like positions with similar responsibilities at organizations similar to ours. In setting the Named Executive Officers' compensation for fiscal 2012, at the request of the Compensation Committee, Steven Hall conducted a review of the comparator group referenced by the Compensation Committee when evaluating pay levels. In selecting appropriate comparators, the Compensation Committee considered a number of factors, including similarities in industry, size, and operating margins.

Following an extensive review, the following thirteen companies were selected by the Compensation Committee as appropriate comparators: Core-Mark Holding Company, Inc., Dean Foods Company, Del Monte Foods Company, Green Mountain Coffee Roasters, Inc., The Hain Celestial Group, Inc., Nash Finch Company, Perrigo Company, Ruddick Corporation, The J.M. Smucker Company, Spartan Stores, Inc., United Stationers, Inc., Watsco, Inc. and Whole Foods Market, Inc. In addition to compensation levels, the Compensation Committee also reviewed program designs for these companies, including an assessment of pay vehicles and performance metrics.

We do not benchmark compensation in the traditional manner, although base salaries for our Named Executive Officers are generally targeted in the second quartile (26th to 50th percentiles) of our comparator group identified above. In general, the Compensation Committee references the median of the competitive compensation marketplace, but market data is only one factor among many considered by the Compensation Committee when making determinations regarding executive compensation. Other factors considered include individual performance, scope of responsibilities, tenure, criticality of the position, retention concerns and the need to recruit new officers.

Components of our Executive Compensation Program

Our executive compensation philosophy is reflected in the principal elements of our executive compensation program. The four key components of our executive compensation program in fiscal 2012 were:

- Base salary;
- Performance-based annual cash incentives;
- Long-term equity-based incentive awards in the form of stock options, time-based vesting restricted stock units, performance-based vesting restricted stock units, which we sometimes refer

to as performance units, and performance-based vesting shares of restricted stock, which we sometimes refer to as performance shares; and

- Other compensation and benefits including minimal perquisites and participation in the Deferral Plans (as described in EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2012 below) as well as participation in benefit plans generally available to all of our employees, such as participation in the 401(k) Plan and ESOP.

Pay Mix

When setting targeted total compensation for fiscal 2012, the Compensation Committee determined that target cash compensation should comprise approximately 50% of each Named Executive Officer's total target compensation, with base salary contributing approximately 60-65% and performance-based cash incentives contributing approximately 35-40% to targeted cash compensation. The Compensation Committee believes that equity-based compensation should also comprise a significant portion of the Named Executive Officers' compensation to more closely align our Named Executive Officers' interests with those of our stockholders.

Base Salary

As described above, the Compensation Committee is responsible for setting base salaries for our Named Executive Officers. Base salaries provide a fixed rate of pay designed to compensate executives for day-to-day responsibilities and are established based on the scope of their respective responsibilities, competitive market conditions, individual performance and tenure.

Base salaries are generally reviewed annually in the first quarter of each fiscal year, but may be adjusted from time to time to realign salaries with market levels, taking into account the Named Executive Officers' responsibilities, performance, experience and proven capability. Base salaries are generally targeted in the second quartile (26th to 50th percentile) of our comparator group identified above, which all of our Named Executive Officers were within for fiscal 2012.

The table below reflects the fiscal 2011 and fiscal 2012 base salaries for the Named Executive Officers, and the percentage change in base salaries between those two periods:

Named Executive Officer	Fiscal 2011 Base Salary(1)	Fiscal 2012 Base Salary(2)	Percentage Change
Steven L. Spinner	$798,250	$822,200	3.0%
Mark E. Shamber	$360,500	$371,315	3.0%
Joseph J. Traficanti	$336,000	$346,080	3.0%
Sean F. Griffin	$345,050	$415,000	20.0%(3)
Craig H. Smith	$335,000	$345,050	3.0%

(1) For each Named Executive Officer, fiscal 2011 base salaries were effective as of August 1, 2010.

(2) For each Named Executive Officer, fiscal 2012 Base Salaries were effective as of July 31, 2011.

(3) Mr. Griffin's base salary was increased 20% over his fiscal 2011 base salary in response to the Compensation Committee determining, based on the findings of Steven Hall, that his base salary was below our targeted second quartile levels in light of his unique role.

Performance-Based Annual Cash Incentive Compensation

The Compensation Committee is responsible for setting the minimum thresholds and targets for the performance multiplier of our performance-based annual cash incentive compensation discussed below. Receipt of this compensation is contingent upon satisfaction of these Company-wide metrics established by the Compensation Committee together with specific Company-wide, division-level or individual financial or operational performance goals as determined by the Compensation Committee in the case of our President and Chief Executive Officer and as recommended by our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer and Chief Financial Officer and approved by the Compensation Committee in the case of the other Named Executive Officers. The factors considered in setting this target compensation vary depending on the individual executive, but generally relate to strategic projects or financial factors such as net sales, gross margin, operating income, return on invested capital and other measures of our profitability.

Minimum Performance Hurdle. For fiscal 2012, as a condition for paying out annual cash incentive compensation to any of the Named Executive Officers, we required that we maintain a ratio of total debt to earnings before interest, taxes and depreciation not to exceed 3.0x and compliance with our debt covenants under our credit facilities. If these thresholds were not met, our employees and executive officers, including the Named Executive Officers, would not have been eligible to receive annual performance-based cash incentive payouts, regardless of their individual respective achievements.

Performance Multiplier. In addition, for fiscal 2012, we required three Company-level metrics to be met as a condition to paying out a weighted percentage of the annual cash incentive compensation to our employees and executive officers, including the Named Executive Officers. The three metrics—consolidated net sales, consolidated earnings per diluted share, and working capital as a percentage of consolidated net sales—were weighted 45%, 45%, and 10%, respectively. For each metric achieved, the weighted percentages are summed together to create the performance multiplier. The amount of the Named Executive Officer's annual cash incentive compensation would be equal to the amount payable based on his individual respective achievements multiplied by the performance multiplier. Therefore, if our actual performance did not meet the threshold for a particular metric, the amount of the annual performance-based cash incentive compensation to be paid to a Named Executive Officer would be reduced by an amount equal to the amount payable based on that officer's individual respective achievements multiplied by the performance multiplier equal to that metric's weighting. Our actual performance exceeded the threshold level of each Company-level metric for fiscal 2012. The three Company-level metrics utilized for fiscal 2012, their weighting percentage, and the threshold and actual performance are set forth below:

Minimum Performance Measures	Weighting Percentage	Threshold	Actual Performance
Consolidated net sales	45%	$4,824,465,000	$5,236,021,000
Consolidated earnings per diluted share	45%	$ 1.79	$ 1.92(1)
Working capital as a percent of consolidated net sales(2)	10%	10.95%	10.71%(3)

(1) Adjusted to exclude approximately $5.1 million, pre-tax, or $3.1 million, net of taxes, related to the divestiture of our general merchandise and conventional non-food lines of business.

(2) Represents working capital (excluding cash and cash equivalents) as a percent of consolidated net sales assuming that our credit facility is not included within our current liabilities. If our credit facility was included within our current liabilities, the threshold was 8.55%.

(3) Adjusted to exclude approximately $2.4 million in working capital acquired in a business combination during fiscal 2012.

Annual Incentive Targets. As discussed in more detail below, for the Named Executive Officers, the targeted annual cash award for the 2012 fiscal year ranged from 20-35% of the executive's base salary for "standard" performance, to 50-75% of the executive's base salary for "superior" performance and 100-150% of the executive's base salary for "outstanding" performance.

In setting the performance targets, the Compensation Committee considered historic levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. Furthermore, in establishing the intended degree of difficulty of the payout levels for each performance metric, the Compensation Committee set the performance targets at levels that required successful implementation of corporate operating objectives for meaningful payouts to occur. The Compensation Committee believed that the targets related to "standard" performance were highly achievable in light of budgeted expectations, but the payouts for "superior" performance and "outstanding" performance each required significant improvement over the prior year's comparable performance. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. The performance targets selected by the Committee for the named executive officers during fiscal 2012 included, among others, the following:

	Applicable Targets			
Performance Measures	**Standard**	**Superior**	**Outstanding**	**Actual Performance**
Consolidated net sales	$4,900,000,000	$5,050,000,000	$5,120,000,000	$5,236,021,000
Consolidated earnings before interest and taxes	$ 141,500,000	$ 152,500,000	$ 161,300,000	$ 160,259,000(1)
Consolidated earnings per diluted share	$ 1.83	$ 1.87	$ 1.91	$ 1.92(1)
Return on invested capital	10.70%	10.74%	10.79%	10.75%(1)
Free cash flow from operations(2)	$ 35,000,000	$ 45,000,000	$ 55,000,000	$ 35,161,000
Annualized net sales revenue from business combinations	$ 0	$ 50,000,000	$ 75,000,000	$ 50,000,000(3)
Manage legal expenses	$ 3,408,000	$ 3,336,000	$ 3,264,000	$ 3,270,000
Manage workers compensation expenses	$ 9,017,841	$ 8,797,841	$ 8,357,999	$ 10,047,487
National service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	0.0	5.0	10.0	4.4
Eastern Region service to inventory metric	0.0	5.0	10.0	4.8

(1) See discussion of adjustments related to the actual performance of these metrics in *Determination of Annual Incentive Plan Payouts* below.

(2) Free cash flow from operations represents net cash provided by operations less capital expenditures.

(3) Adjusted to include a business combination which we elected to execute in fiscal 2013 rather than fiscal 2012.

In addition to the above-listed performance targets, certain of the Named Executive Officers had other performance goals that were specific to the individual for fiscal 2012 that are described in more detail below.

Determination of Annual Incentive Plan Payouts. The Compensation Committee reviews the performance of each Named Executive Officer during the performance period and determines the level of performance-based compensation, if any, to be awarded to each Named Executive Officer. This amount may not exceed the amount of payouts for "outstanding" performance. However, the Compensation Committee may, in its discretion, award an amount less than the amount attributable to a certain level of performance that was attained.

The actual amount to be earned by the Named Executive Officer is determined and paid in a single lump sum in the first quarter of the fiscal year following the fiscal year in which the award is earned by the Named Executive Officer, unless the executive has previously elected to defer such compensation into the Deferred Compensation Plan.

While no targets were modified for the fiscal 2012 performance-based cash incentive payments when measuring our performance against these targets, the Compensation Committee approved the adjustment of our actual results for the approximately $5.1 million of pre-tax expenses we incurred in fiscal 2012 related to the divestiture of our general merchandise and conventional non-food lines of business. The Compensation Committee believed it was appropriate to adjust for the impact of these expenses in light of their non-recurring nature. As a result, our earnings before interest and taxes of $154.8 million and earnings per diluted share of $1.86 based on our fiscal 2012 consolidated financial statements were adjusted to $160.3 million and $1.92, respectively. In addition to the $5.1 million pre-tax operating expenses adjustment, our return on invested capital was adjusted for $1.9 million of pre-tax expenses we incurred in fiscal 2012 primarily related to depreciation expense and lease expense for two former distribution facilities, and our current liabilities were adjusted to disregard the debt repayment from the proceeds of our secondary public offering in October 2010 as well as the reclassification of our term loan from long-term to short-term. As a result, our return on invested capital of 9.53% based on our fiscal 2012 consolidated financial statements was adjusted to 10.75%.

The following table sets forth for each Named Executive Officer the total amount of performance-based annual incentive awards targeted for the Named Executive Officer (which represents the "superior" level) and the actual amount of performance-based annual incentive awards earned by the Named Executive Officer expressed in dollars, as a percentage of the Named Executive Officer's base salary, and as a percentage of the such targeted amount:

	Performance-Based Annual Incentive Payment		**Actual Performance-Based Annual Incentive Payment**	
Named Executive Officer	**Target**	**Actual**	**As a Percentage of Base Salary**	**As a Percentage of Target**
Steven L. Spinner	$616,650	$917,283	111.56%	148.75%
Mark E. Shamber	$278,486	$343,945	92.63%	123.51%
Joseph J. Traficanti	$173,040	$274,156	79.22%	158.43%
Sean F. Griffin	$311,250	$470,941	113.48%	151.31%
Craig H. Smith	$172,525	$277,582	80.45%	160.89%

Details regarding the performance targets and the associated levels of performance payout percentage for fiscal 2012 for each of our Named Executive Officers are included below. Generally, company-level financial goals, including consolidated net sales, consolidated earnings per diluted share, consolidated earnings before interest and taxes, free cash flow from operations, return on invested capital, and consolidated or regional net sales made up 80% of the Named Executive Officer's targeted performance-based annual incentive compensation. One or more strategic goals tailored for each Named Executive Officer based on his responsibilities made up the remaining 20% of the Named Executive Officer's targeted performance-based annual incentive compensation. Set forth below is the amount of annual incentive compensation, expressed as a percentage of base salary, that each Named Executive Officer could earn based on "standard", "superior" and "outstanding" fiscal 2012 performance:

Steven L. Spinner

	Annual Incentive Payout as % of Base Salary		
Individual Goals	**Standard**	**Superior**	**Outstanding**
Return on invested capital	7.0%	15.0%	30.0%
Consolidated earnings per diluted share	14.0%	30.0%	60.0%
Free cash flow from operations	3.5%	7.5%	15.0%
Consolidated net sales	3.5%	7.5%	15.0%
Annualized net sales revenue from business combinations	3.5%	7.5%	15.0%
Succession planning(1)	3.5%	7.5%	15.0%
Total:	35%	75%	150%

(1) In setting the performance metric applicable to Mr. Spinner based on succession planning, we based the performance metric on results that were improvements over existing strategies and included specific identification of potential internal candidates to replace our Chief Executive Officer as well as certain other executive officers, the initiation of programs designed to further the development of these individuals and the hiring of an internal resource to further these individuals and others at all levels within the Company. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric that we have not disclosed specifics, Mr. Spinner achieved the "superior" performance level.

Mark E. Shamber

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Return on invested capital	7.0%	15.0%	30.0%
Consolidated earnings per diluted share	14.0%	30.0%	60.0%
Free cash flow from operations	7.0%	15.0%	30.0%
Annualized net sales revenue from business combinations	3.5%	7.5%	15.0%
Gross margin excluding fuel surcharges(1)	3.5%	7.5%	15.0%
Total:	35%	75%	150%

(1) In setting the performance metric applicable to Mr. Shamber based on gross margin excluding fuel surcharges, we considered historic levels of performance for this measure and based the performance metric on results that were improvements over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric that we have not disclosed specifics, Mr. Shamber did not reach the "standard" performance level.

Joseph J. Traficanti

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	8.0%	20.0%	40.0%
Return on invested capital	4.0%	10.0%	20.0%
Consolidated net sales	4.0%	10.0%	20.0%
Manage legal expenses	2.0%	5.0%	10.0%
Manage workers compensation expenses	2.0%	5.0%	10.0%
Total:	20%	50%	100%

Sean F. Griffin

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	14.0%	30.0%	60.0%
Return on invested capital	7.0%	15.0%	30.0%
Consolidated net sales	3.5%	7.5%	15.0%
UNFI Canada earnings before interest and taxes(1)	3.5%	7.5%	15.0%
National service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	3.5%	7.5%	15.0%
National operations expense as a % of net sales(1)	3.5%	7.5%	15.0%
Total	35%	75%	150%

(1) In setting the performance metrics applicable to Mr. Griffin based on the performance of our UNFI Canada division and our national operations expense as a percentage of net sales, we considered historical levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. Of the two performance metrics for which we have not disclosed targets, Mr. Griffin achieved slightly higher than the "standard" performance level for the metric tied to our UNFI Canada division's earnings before interest and taxes and achieved between the "superior" and "outstanding" performance levels for the metric tied to national operations expense as a percentage of net sales.

Craig H. Smith

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	4.0%	10.0%	20.0%
Return on invested capital	2.0%	5.0%	10.0%
Eastern Region earnings before interest and taxes(1)	8.0%	20.0%	40.0%
Eastern Region net sales(1)	2.0%	5.0%	10.0%
Eastern Region service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	2.0%	5.0%	10.0%
Restructuring of Sales team(s)(2)	2.0%	5.0%	10.0%
Total:	20%	50%	100%

(1) In setting the performance metrics applicable to Mr. Smith based on the performance of our Eastern Region, we considered historic levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. Of the two performance metrics for which we have not disclosed targets, Mr. Smith achieved the

"outstanding" performance level for the metric tied to our Eastern Region's earnings before interest and taxes and achieved slightly above the "superior" performance level for the metric tied to Eastern Region net sales.

(2) In setting the performance metric applicable to Mr. Smith based on the restructuring of the Eastern Region and national sales teams, we based the performance metric on the development of a sales structure that refined our go-to-market strategy and further aligned our sales teams both with our customers and other elements of our organization. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric for which we have not disclosed specific targets, Mr. Smith achieved the "superior" performance level.

Long-term Equity-Based Incentive Program

Our core long-term equity-based incentive program in fiscal 2012 consisted of time-based vesting stock options and restricted stock units and performance-based vesting restricted stock units. In fiscal 2012, these long-term equity-based incentives were generally delivered to our Named Executive Officers as follows:

—Time-based vesting awards for Messrs. Spinner, Shamber, Traficanti and Griffin were granted with a grant date fair value equal to the sum of 115% of the Named Executive Officer's fiscal 2012 base salary and 57.5% of the performance-based annual cash incentive award earned in fiscal 2011. Time-based vesting awards for Mr. Smith were granted with a grant date fair value equal to the sum of 100% of Mr. Smith's fiscal 2012 base salary and 50% of Mr. Smith's performance-based annual cash incentive award earned in fiscal 2011. For each Named Executive Officer, approximately 20% of the foregoing value was delivered in the form of stock options, and the remaining approximately 80% of such value was delivered in the form of time-based vesting restricted stock units.

—Performance-based vesting restricted stock units were granted with a grant date fair value equal to approximately 33.34% of the sum of 125% of the Named Executive Officer's fiscal 2012 salary and 50% of the amount of the performance-based annual cash incentive award at the target level of performance for fiscal 2012.

As a result, approximately 10-15%, 50-60% and 30-35% of the aggregate grant date fair value of the Named Executive Officer's long-term equity-based incentive awards granted under our core program in fiscal 2012 were delivered in the form of stock options, time-based vesting restricted stock units, and performance-based vesting restricted stock units, respectively. Where each Named Executive Officer fell within the ranges of potential values was driven primarily by what percentage of their annual salary they were able to earn within the performance-based annual cash incentive program. We believe that stock options and a mix of time- and performance-based vesting restricted stock units and, in the case of our President and Chief Executive Officer, performance-based restricted shares, provide a Named Executive Officer with an incentive to improve our stock price performance and a direct alignment with stockholders' interests, as well as a continuing stake in our long-term success. In addition, because these equity awards vest ratably over four years, or one or two years from the date of grant in the case of the performance-based vesting restricted stock units, we believe these awards provide strong incentives for the executives to remain employees of ours.

In addition to the grants made under our core long-term equity-based incentive program described above, we granted Mr. Spinner a target award of 25,000 performance shares and 12,500 performance units with performance metrics tied to our fiscal 2012 performance as described below.

All of our equity awards are made pursuant to plans that have been approved by stockholders.

Timing of Awards. The Compensation Committee generally makes equity-based grants in September of each year when the Compensation Committee also approves changes to our executive officers' annual base salaries, if any, but after we have publicly released our preliminary results of operations for the recently completed fiscal year.

Determinations of Awards. The Compensation Committee reviews and approves annual equity-based awards for all of our eligible employees, including our Named Executive Officers. The Compensation Committee has previously adopted a method of determining calculations for time-based vesting awards based on percentages of base salary and performance-based cash compensation during the prior fiscal year dependent on the eligible employee's position within the company. The Compensation Committee may disregard these guideline ranges for an employee, including a Named Executive Officer, upon a determination that other factors should result in an equity award that exceeds or is less than the specified range based on the executive's position with us. These factors may include consideration of competitive compensation data, a recent change in assigned duties, retention considerations or the historical performance of the executive, although it has not done so for any of our Named Executive Officers. The Compensation Committee also considers the recommendations of members of senior management with respect to the mix of stock options and restricted stock units.

Options. For fiscal 2012, the Compensation Committee awarded approximately 10-15% of the value of the Named Executive Officers' long-term, equity-based incentive compensation under our core program in the form of stock options to the Named Executive Officers pursuant to the 2002 Equity Plan. The grants were approved on September 12, 2011, following the September 8, 2011 release of our fiscal 2011 results of operations. These stock options have exercise prices equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. The stock options vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2012.*

Time-Based Vesting Restricted Stock Units. We also awarded approximately 50-60% of the value of the Named Executive Officer's long-term, equity-based incentive compensation under our core program in the form of time-based vesting restricted stock units to the Named Executive Officers pursuant to the 2004 Equity Plan on September 12, 2011. The time-based vesting restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2012.*

Performance-Based Vesting Restricted Stock Units. On September 12, 2011, the Compensation Committee granted approximately 30-35% of the value of Named Executive Officers' long-term, equity-based incentive compensation under our core program in the form of performance-based vesting restricted stock units pursuant to the 2004 Equity Plan, which are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2012.* The number of performance-based vesting restricted stock units awarded on the grant date reflects a grant date fair value equal to approximately 33.34% of the sum of 125% of the Named Executive Officer's fiscal 2012 salary and 50% of the amount of the Named Executive Officer's performance-based annual cash incentive award at the target level of performance for fiscal 2012. The actual number of performance-based restricted stock units that are subject to the award for each Named Executive Officer were adjusted pursuant to the terms of the award agreements at the conclusion of fiscal 2012 to reflect 50% of the actual amount of the performance-based annual cash incentive award earned by the executive for fiscal 2012. The performance-based restricted stock units have performance criteria tied to our performance in fiscal 2013, the fiscal year after the fiscal year in which the award was granted, and each performance-based restricted stock unit that vests is payable in one share of common stock. At the conclusion of the performance period, the performance units may vest based equally on how our actual performance compares to two performance metrics—our return on invested capital ("*ROIC*") and our total shareholder return relative to total shareholder return of five peer companies within the comparator group that focus primarily on distribution ("*Relative TSR*"). These five companies are Core-Mark Holding Company, Inc., Nash Finch Company, Spartan Stores, Inc., Watsco, Inc., and United Stationers, Inc. Named Executive Officers are eligible to earn between 25% and 200% of their targeted award, depending on our actual performance in fiscal 2013 relative to five levels of performance for ROIC and four levels of performance for Relative TSR.

Performance Shares and Performance Units Granted to CEO. On September 12, 2011, the Compensation Committee granted Mr. Spinner a target award of 25,000 performance shares and 12,500 performance units under the 2004 Equity Plan, which would vest upon our achieving certain levels of earnings before interest and taxes and return on invested capital for fiscal 2012. To the extent that our performance exceeded the targets for the performance period, up to an additional 25,000 performance shares and an additional 12,500 performance units with immediate vesting could be awarded. The targets to achieve vesting of 25,000 of the performance shares and 12,500 of the performance units were earnings before interest and taxes of $152.5 million and return on invested capital of 10.74%. For Mr. Spinner to achieve vesting on 50,000 performance shares and 25,000 performance units, the maximum possible under the grant, we needed to earn at least $161.3 million in earnings before interest and taxes and a return on invested capital of at least 10.79%. In the event that our earnings before interest and taxes or return on invested capital for the performance period were less than the targeted amounts of $152.5 million and 10.74%, respectively, Mr. Spinner could earn a lesser percentage of the award than the targeted amounts. The minimum earnings before interest and taxes required for the performance period for Mr. Spinner to have the opportunity to earn a portion of the award was $141.5 million. The minimum return on invested capital required for Mr. Spinner to have an opportunity to earn a portion of the award was 10.70%.

On September 7, 2012, the Compensation Committee determined that our fiscal 2012 earnings before interest and taxes was $154.8 million and return on invested capital for the same period was 9.53%. These results were adjusted to exclude $5.1 million of the pre-tax expenses associated with the restructuring of our general merchandise and conventional non-food lines of business. In addition, our return on invested capital was adjusted for $1.9 million of pre-tax expenses we incurred in fiscal 2012 primarily related to depreciation expense and lease expense for two former distribution facilities, and our current liabilities were adjusted to disregard the debt repayment from the proceeds of our secondary public offering in October 2010 as well as the reclassification of our term loan from long-term to short-term. As adjusted, our earnings before interest and taxes and return on invested capital for fiscal 2012 was $159.9 million and 10.75%, respectively. Upon comparing actual performance, adjusted as noted above, against the performance targets previously established by the Compensation Committee as discussed above, the Compensation Committee approved the vesting of 29,407 of the performance shares and 14,703 performance units for Mr. Spinner, both effective as of the last day of the fiscal 2012 performance period, and the resulting issuance of 44,110 shares of common stock to Mr. Spinner effective as of the last day of the Performance Period.

Other Compensation and Benefits

The Named Executive Officers are eligible for the same level and offering of benefits that we make available to other employees, including our ESOP, 401(k) plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all employees, the Named Executive Officers are eligible to participate in the Deferral Plans. We provide the Named Executive Officers with the ability to defer compensation as a competitive pay practice so they may save amounts in a non-qualified retirement plan that are greater than the amount permitted to be deferred under the 401(k) Plan. For a description of the Deferral Plans, see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2012* below. We do not have any defined benefit pension plans available to our Named Executive Officers.

Perquisites and Other Benefits. We provide certain Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall executive compensation program. The costs of these benefits constitute only a small portion of each Named Executive Officer's total compensation and includes, for certain Named Executive Officers, contributions to our defined contribution plan, the payment of premiums for life insurance, automobile allowances, corporate housing and commuting air travel reimbursement. We offer perquisites and other benefits that we believe to be competitive with benefits offered by companies with whom we compete for talent for purposes of recruitment and retention.

Fiscal 2013 Compensation Changes

For fiscal 2013, the compensation program for the Named Executive Officers is structured substantially the same as our fiscal 2012 program.

Base salary. Base salary remains an important component of a Named Executive Officer's total compensation and for fiscal 2013, base salaries are still generally targeted in the second quartile (25th to 50th percentiles) of our comparator group identified above. For fiscal 2013, the base salary for each of the Named Executive Officers has been increased 3% over fiscal 2012 levels. Set out below are the fiscal 2012 and fiscal 2013 base salaries for the Named Executive Officers and the percentage change between the periods:

Named Executive Officer	Fiscal 2012 Base Salary	Fiscal 2013 Base Salary	Percentage Change
Steven L. Spinner	$822,200	$846,866	3%
Mark E. Shamber	$371,315	$382,454	3%
Joseph J. Traficanti	$346,080	$356,462	3%
Sean F. Griffin	$415,000	$427,450	3%
Craig H. Smith	$345,050	$355,401	3%

Performance-based Annual Cash Incentive Compensation. For fiscal 2013, the Compensation Committee determined to establish a targeted annual cash award ranging from 25-35% of the executive's base salary for "standard" performance, 50-75% of the executive's base salary for "superior" performance and 100-150% of the executive's base salary for "outstanding" performance. The annual cash incentive compensation is subject to minimum performance hurdles and multipliers similar in nature to those applicable to the fiscal 2012 annual cash incentive plan.

Long-Term Equity-Based Incentive Compensation. For fiscal 2012, the Compensation Committee determined to add the performance-based vesting restricted stock unit component to our long-term, equity-based compensation for all of our executive officers, not just the Chief Executive Officer. Accordingly, during fiscal 2013, the Named Executive Officers have been awarded a mixture of stock options, time-based vesting restricted stock units and performance-based vesting restricted stock units. Each Named Executive Officer will be able to earn a targeted award equal to the sum of 125% of the executive's base salary for fiscal 2012 and 50% of the actual performance-based annual cash incentive paid to the executive for fiscal 2013 performance. The stock options, time-based vesting restricted stock units and performance-based vesting restricted stock units will account for approximately 30.33%, 36.33% and 33.34% of the total targeted dollar value of the award, respectively. The stock options and time-based vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant, and, in the case of the stock options, will have an exercise price equal to the fair market value of our common stock on the date of grant. The performance-based vesting restricted stock units have performance criteria tied to our performance in fiscal 2014, the fiscal year after the fiscal year in which the award is granted, and will vest only upon the achievement in fiscal 2014 of ROIC and Relative TSR at, or above, pre-determined levels. The actual number of shares of common stock that a Named Executive Officer may receive on account of the performance-based vesting restricted stock units ranges from 0% of the targeted award to 200% of the targeted award.

Other Programs, Policies and Considerations

Potential Impact on Compensation from Executive Misconduct

If the Board determines that a Named Executive Officer has engaged in fraudulent or intentional misconduct, the Board will take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the Named Executive Officer that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Recoupment (Clawback) Policy

We have adopted a recoupment policy applicable to our executive officers, including our Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements with the SEC, the Board or the Compensation Committee will, to the extent permitted by law, as it deems appropriate in its sole discretion require reimbursement of all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 to any executive officer or other officer covered by this policy. The Board, or the Compensation Committee, also has the right in the event of such a restatement to cause the cancellation of equity-based incentive or bonus awards that had been granted to these individuals and to, in certain circumstances, seek reimbursement of any gains realized on the exercise of stock options or sales of shares of stock or payments received on account of restricted stock units or other awards payable in cash, in either case attributable to any awards that formed all or a portion of such bonus or incentive award.

Policy on Gross Up Payments in Connection with a Change in Control

On December 8, 2010, the Compensation Committee adopted a formal policy under which we may not enter into new or amended agreements which provide for "gross ups" for excise tax obligations payable by our executives upon termination of employment following a change in control. On the same date, we entered into amendments to the change in control agreement with each of Messrs. Spinner, Traficanti and Shamber to eliminate such "gross up" payments. As a result, none of our executives is a party to an agreement providing for "gross up" payments for excise taxes imposed upon termination following a change in control.

Stock Ownership Guidelines

The Compensation Committee believes stock ownership guidelines are a key vehicle for aligning the interests of management and our stockholders. A meaningful ownership stake by our Named Executive Officers demonstrates to our stockholders a strong commitment to our success. Accordingly, the Compensation Committee maintains a policy consistent with our corporate governance principles that requires our Named Executive Officers and other senior officers to hold shares of common stock in an amount that is determined in accordance with the same formula described above under

DIRECTOR COMPENSATION—Stock Ownership Requirement, except that each Named Executive Officer's minimum share ownership level is based on equity grants made to such Named Executive Officer. The policy recommends that executive officers attain this level of stock ownership within four years following their appointment as an executive officer. Once attained, each executive officer is required to maintain this level of stock ownership for as long as they are employed by us and serving as an executive officer.

Tax Deductibility of Compensation

When it reviews compensation matters, the Compensation Committee considers the anticipated tax and accounting treatment of payments and benefits with respect to us and, when relevant, to the executive. Section 162(m) of the Code limits to $1 million the annual tax dedication for compensation paid to each of the chief executive officer and the three other highest paid executive officers employed at the end of the year (other than the chief financial officer). However, compensation that does not exceed $1 million during any fiscal year or that qualifies as "performance-based compensation" (as defined in Section 162(m)) is deductible. The Compensation Committee considers these requirements and attempts to ensure that both cash and equity components of the Named Executive Officers' total compensation are tax deductible by us, to the maximum extent possible, by the use of stockholder-approved plans that are intended to comply, to the extent practicable, with Section 162(m). However, our performance-based cash incentive plans have not historically been considered stockholder approved, and therefore, an award made under those plans to our Chief Executive Officer or any of our other three highest paid executive officers has not in the past been deducted by us to the extent that the officer's total compensation not exempt from the Section 162(m) limitation for the fiscal year in which the award was made exceeded $1,000,000. The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on our executive compensation programs and the possibility of structuring a cash-based incentive program that would qualify as performance-based for purposes of Section 162(m).

In connection with its review of the impact of Section 162(m) and the structure of our cash-based incentive programs, the Compensation Committee has determined to include specific performance goals for which performance targets will relate in the United Natural Foods, Inc. 2012 Equity Incentive Plan, which is being submitted to stockholders for approval at the annual meeting. Stockholder approval of the plan will allow us to take tax deductions under Section 162(m) for performance-based awards granted under the plan that constitute "performance-based compensation" as contemplated by Section 162(m). For more information, see *PROPOSAL 4—APPROVAL OF THE UNITED NATURAL FOODS, INC. 2012 EQUITY INCENTIVE PLAN.*

Employment Agreements

We are not a party to any currently effective employment agreement with any of our Named Executive Officers. We believe that, generally, employment agreements are not currently necessary to attract and retain talented personnel. However, due to the ever-changing marketplace in which we compete for talent, this practice is regularly reviewed by the Compensation Committee to help ensure that we remain competitive in our industry. We did, however, enter into an offer letter with Steven L. Spinner, our current President and Chief Executive Officer, that sets forth certain terms of Mr. Spinner's employment with us, and the Compensation Committee and the Board have approved our entering into severance agreements and change in control agreements with our executive officers. We may enter into employment agreements with executive officers in the future if the Compensation Committee determines that such arrangements are in our best interest at that time.

Severance Agreements and Change in Control Agreements

We are currently a party to a severance agreement and change in control agreement with each of Messrs. Spinner, Shamber and Traficanti and a change in control agreement with Mr. Griffin. Given the fact that we do not have employment agreements with our Named Executive Officers, the Compensation Committee believes that the protections afforded in the severance agreements and change in control agreements, as applicable, are reasonable and are an important element in retaining our executive officers.

Each of the severance agreements includes confidentiality, non-competition and intellectual property assignment provisions. Outside the context of a Change in Control, if we terminate any of Messrs. Spinner, Shamber or Traficanti for any reason other than Cause, death, or disability or such executive resigns for Good Reason, we would be required to pay to the executive (i) his base salary, as in effect as of the termination date of his employment, and (ii) provide certain medical benefits in each case for a period of one year following such termination. If we terminate Mr. Spinner without Cause, his agreement also requires us to pay (i) a pro rata portion of the bonus to which he would have been entitled for the year in which he was terminated, and (ii) an amount equal to the pro rata portion of his unvested balance in the ESOP, which would vest on the first anniversary of the date of Mr. Spinner's termination. If we terminate Mr. Spinner without Cause, a pro rata portion of the stock options awarded to Mr. Spinner and not vested and exercisable on or prior to the date of Mr. Spinner's termination that would otherwise become vested and exercisable on or prior to the first anniversary of the date of Mr. Spinner's termination, and any shares of restricted stock or restricted stock units granted to Mr. Spinner that would have had any restrictions thereon removed or vested on or prior to the first anniversary of the date of Mr. Spinner's termination, will, in either case, have any restrictions thereon removed or become vested, as the case may be. All such payments and vesting will be prorated based on the number of full calendar months that Mr. Spinner was employed as our President and Chief Executive Officer during the fiscal year in which he resigned or was terminated. In addition, if any of these severance payments cause Mr. Spinner to be subject to an excise tax under Section 4999 of the Code, we would be required under the terms of our severance agreement with him to reimburse to Mr. Spinner an amount equal to such excise taxes.

Under the terms of the change in control agreements, benefits to be paid upon a change in control are "double trigger," which requires both a Change in Control and a termination of Messrs. Spinner, Shamber, Traficanti, or Griffin by us for a reason other than Cause, death or disability or a resignation by the executive for Good Reason within one year of the date of the Change in Control. In the event of either a termination of the executive for a reason other than Cause, death or disability or his resignation for Good Reason within one year of the date of a Change in Control, the executive would be entitled to receive a lump sum payment equal to (i) a multiple of his base salary (multiple of 3, 2.99, 2.99, and 1.5 for Messrs. Spinner, Shamber, Traficanti and Griffin, respectively), as in effect at that time of his termination of employment, (ii) the average annual bonus paid to the executive for the three fiscal years prior to the date of his termination or resignation (or the average of the bonuses he has received if he will not have been employed by us for three years as of such date, or, if he has not yet been awarded an annual bonus for the previously completed year as of such termination date, then his target bonus for such year shall be included in the average), (iii) the pro rata portion of the target bonus for the fiscal year in which such termination or resignation occurred, and (iv) an amount equal to his unvested account balance in the ESOP. In addition, all of the executive's then outstanding but unvested equity awards, including performance shares and performance units, will vest and, if applicable, become exercisable as of the date of termination or resignation. We will also be required to continue to provide each executive with medical benefits in effect as of the date of such termination or resignation for a period of three years following the termination or resignation. The provision of all such benefits will be subject to any restrictions under applicable law, including under Section 409A of the Code. In establishing the multiples of base salary and bonus that a terminated executive would be entitled to receive following his termination without Cause or for Good Reason, either before or within one year following a Change in Control, the Compensation Committee considered the need to be able to competitively recruit and retain talented executive officers who often-times seek protection against the possibility that they might be terminated without cause or be forced to resign for Good Reason following a Change in Control.

For purposes of the severance agreements and change in control agreements described above, the terms "Cause", "Good Reason" and "Change in Control" shall have the meanings set forth below.

"Cause" means (1) conviction of the executive under applicable law of any felony or any misdemeanor involving moral turpitude, (2) unauthorized acts intended to result in the executive's personal enrichment at the material expense of the Company or its reputation, or (3) any violation of the executive's duties or responsibilities to the Company which constitutes willful misconduct or dereliction of duty, or material breach of the confidentiality and non-competition restrictions contained in the severance agreements and change in control agreements.

"Good Reason" means, without the executive's express written consent, the occurrence of any one or more of the following: (1) the assignment of the executive to duties materially adversely inconsistent with his current duties, and failure to rescind such assignment within thirty (30) days of receipt of notice from the executive; (2) a material reduction in the executive's title, executive authority or reporting status; (3) a relocation more than 50 miles from the Company's offices in Providence, Rhode Island; (4) a reduction by the Company in the executive's base salary, or the failure of the Company to pay or cause to be paid any compensation or benefits under the severance or change in control agreement when due or under the terms of any plan established by the Company, and failure to restore such base salary or make such payments within five days of receipt of notice from the executive; (5) failure to include the Named Executive Officer in any new employee benefit plans proposed by the Company or a material reduction in the executive's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not give rise to a "Good Reason" termination; or (6) the failure of the Company to obtain a satisfactory agreement from any successor to the Company with respect to the ownership of substantially all the stock or assets of the Company to assume and agree to perform the severance agreement or change in control agreement, as the case may be.

"Change in Control" means the happening of any of the following:

- any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing the greater of 30% or more of the combined voting power of the Company's then outstanding securities;

- approval by the stockholders of the Company of a definitive agreement (1) for the merger or other business combination of the Company with or into another corporation if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or (B) the stockholders of the Company immediately prior to the effective date of such merger own less than 60% of the combined voting power in the then outstanding securities in such surviving corporation or (2) for the sale or other disposition of all or substantially all of the assets of the Company; or

- the purchase of 30% or more of the Company's stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 28, 2012.

James P. Heffernan, Chair
Joseph M. Cianciolo
Gail A. Graham
Peter Roy

The foregoing Compensation Committee Report shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Compensation Committee Report does not contain soliciting material and shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table—Fiscal Years 2010-2012

The following table sets forth for each of the Named Executive Officers: (i) the dollar value of base salary and non-equity incentive compensation earned during the fiscal year indicated; (ii) the aggregate grant date fair value related to all equity-based awards made to the Named Executive Officer for the fiscal year; (iii) the change in pension value and non-qualified deferred compensation earnings during the fiscal year; (iv) all other compensation for the year; and (v) the dollar value of total compensation for the fiscal year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Nonqualified Deferred Compensation Earnings(4)	All Other Compensation	Total
Steven L. Spinner	2012	$822,200	$—	$2,728,262	$176,170	$917,282	—	$77,559(5)	$4,721,474
President and	2011	797,803	—	2,378,538	187,380	283,219	$1,526	86,634	3,735,100
Chief Executive Officer	2010	775,000	—	789,774	189,634	456,320	211	80,095	2,291,034
Mark E. Shamber	2012	371,315	—	579,369	77,042	343,945	1,885	10,653(6)	1,384,209
Senior Vice President,	2011	360,298	—	363,069	84,722	100,868	698	16,739	926,394
Chief Financial Officer	2010	343,885	—	300,810	72,227	207,305	247	9,014	933,488
and Treasurer									
Joseph J. Traficanti	2012	346,080	—	519,506	70,571	274,156	1,354	16,732(7)	1,228,398
Senior Vice President,	2011	335,096	—	327,474	76,387	80,909	—	24,363	844,229
General Counsel, Chief									
Compliance Officer									
and Corporate Secretary									
Sean F. Griffin	2012	415,000	—	579,589	72,317	470,941	494	22,169(8)	1,560,510
Senior Vice President,	2011	344,857	—	300,015	70,057	81,466	769	12,863	810,027
Group President									
Craig H. Smith	2012	345,050	—	475,120	61,634	277,582	3,257	16,347(9)	1,178,990
President,									
Eastern Region									

(1) Amounts shown represent the grant date fair value of awards of restricted stock units, and, with respect to Mr. Spinner in fiscal 2011 and 2012, performance shares and performance units at the target level, and, with respect to Messrs. Shamber, Traficanti, Griffin, and Smith in fiscal 2012, performance units at the target level, as computed under ASC 718 granted during the fiscal year indicated. For performance shares and performance units, grant date fair value is calculated based on the probable outcome of the performance result (i.e., superior) for each of the performance periods, excluding the effect of estimated forfeitures. These amounts do not necessarily reflect the actual amounts that were paid to, or may be realized by, the Named Executive Officer for any of the fiscal years reflected. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended July 28, 2012 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. The grant date fair value of awards of performance shares and performance units to Mr. Spinner in fiscal 2012 and fiscal 2011, assuming maximum performance, were $3,727,395 and $3,152,250, respectively. The grant date fair value of awards of performance units to Messrs. Shamber, Traficanti, Griffin and Smith in fiscal 2012, assuming maximum performance, were $402,338, $346,149, $449,673 and $345,119, respectively.

(2) Amounts shown represent the grant date fair value of awards of stock options, as computed under ASC 718, granted to the Named Executive Officers during the fiscal year indicated. These amounts do not reflect the actual amounts that were paid to, or may be realized by, the Named Executive Officer for any of the fiscal years reflected. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended July 28, 2012 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards.

(3) Amounts shown for fiscal 2012 reflect payments made in fiscal 2013 under our 2012 Senior Management Cash Incentive Plan related to fiscal 2012 performance. For a discussion regarding the 2012 Senior Management Cash Incentive Plan, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Annual Cash Incentive Compensation*.

(4) Amounts reported in this column represent earnings on deferred compensation that exceed 120% of the federal applicable long-term rate, which was 2.30%. These amounts as well as all other earnings on deferred compensation of the Named Executive Officers in fiscal 2012 are included in the table included under *Nonqualified Deferred Compensation—Fiscal 2012* under the column "Aggregate Earnings in Last Fiscal Year".

(5) Represents an automobile allowance ($4,787), an allowance for living expenses while in the area of our Corporate Headquarters in Providence, Rhode Island ($37,098), an amount received to "gross up" the two preceding benefits to offset the related tax obligations ($20,534), an allocation of shares under the ESOP ($4,583), our contributions to a 401(k) account ($6,052) and the provision of air travel from Mr. Spinner's home in Virginia to our Corporate Headquarters ($4,505).

(6) Represents an allocation of shares under the ESOP ($4,583) and our contributions to a 401(k) account ($6,070).

(7) Represents an allocation of shares under the ESOP ($4,583), our contributions to a 401(k) account ($6,117) and the provision of air travel from Mr. Traficanti's home in Virginia to our Corporate Headquarters ($6,032).

(8) Represents an allocation of shares under the ESOP ($4,583), our contributions to a 401(k) account ($7,196) and the payment of premiums for life insurance ($10,390).

(9) Represents an allocation of shares under the ESOP ($3,227) and our contributions to a 401(k) account ($13,120).

Grants of Plan-Based Awards in Fiscal 2012

The following table provides information about plan-based awards granted to the Named Executive Officers during the fiscal year ended July 28, 2012. Grants of stock options were made under the 2002 Equity Plan. Grants of restricted stock units, performance shares and performance units were made under the 2004 Equity Plan.

GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards	All Other Option Awards	Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	(#)(4)	($/sh)(5)	($)(6)
Steven L. Spinner	9/12/2011	—	—	—	—	—	—	—	17,150	$37.82	176,170
	9/12/2011	—	—	—	—	—	—	22,860	—	—	864,565
	9/12/2011	—	—	—	—	37,500	75,000	—	—	—	1,418,250
	9/12/2011	—	—	—	2,945	11,779	23,558	—	—	—	445,447
	N/A	287.770	616,650	1,233,300	—	—	—	—	—	—	—
Mark E. Shamber	9/12/2011	—	—	—	—	—	—	—	7,500	$37.82	77,042
	9/12/2011	—	—	—	—	—	—	10,000	—	—	378,200
	9/12/2011	—	—	—	1,330	5,320	10,640	—	—	—	201,169
	N/A	129.960	278,486	556,973	—	—	—	—	—	—	—
Joseph J. Traficanti	9/12/2011	—	—	—	—	—	—	—	6,870	$37.82	70,571
	9/12/2011	—	—	—	—	—	—	9,160	—	—	346,431
	9/12/2011	—	—	—	1,144	4,577	9,154	—	—	—	173,075
	N/A	69,216	173,040	346,080	—	—	—	—	—	—	—
Sean F. Griffin	9/12/2011	—	—	—	—	—	—	—	7,040	$37.82	72,317
	9/12/2011	—	—	—	—	—	—	9,380	—	—	354,752
	9/12/2011	—	—	—	1,486	5,945	11,890	—	—	—	224,837
	N/A	145,250	311,250	622,500	—	—	—	—	—	—	—
Craig H. Smith	9/12/2011	—	—	—	—	—	—	—	6,000	$37.82	61,634
	9/12/2011	—	—	—	—	—	—	8,000	—	—	302,560
	9/12/2011	—	—	—	1,141	4,563	9,126	—	—	—	172,560
	N/A	69,010	172,525	345,050	—	—	—	—	—	—	—

(1) This column shows separately the possible payouts to the Named Executive Officers under our 2012 Senior Management Cash Incentive Plan for the fiscal year ended July 28, 2012 for "standard", "superior" and "outstanding" performance. Actual amounts paid in September 2012 for these incentives are reflected in the table included under *Summary Compensation Table—Fiscal Years 2010-2012* under the column "Non-Equity Incentive Plan Compensation".

(2) For Mr. Spinner's first shown award, this column shows the number of performance shares and performance units granted in fiscal 2012. Vesting of Mr. Spinner's performance shares and performance units was linked to our attaining certain levels of earnings before interest and taxes and return on invested capital for fiscal 2012. At the conclusion of the performance period, and based on our actual results measured against the performance measures, a total of 29,407 performance shares and 14,703 performance units vested.

For each of the Named Executive Officers, including Mr. Spinner's second shown award, this column shows the number of performance units awarded on the grant date in fiscal 2012, which is based on the Named Executive Officer's base salary for fiscal 2012 and the amount of the Named Executive Officer's performance-based annual cash incentive award at the target level of performance for fiscal 2012. The performance units have performance criteria tied to our performance in fiscal 2013. At the conclusion of the performance period, the performance units may vest based on how our actual ROIC and our Relative TSR compared to established levels. The performance units and their related performance-based vesting are described in more detail in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Long-term, Equity-Based Incentive Program—Performance-Based Vesting Restricted Stock Units.*

(3) This column shows the number of time-based vesting restricted stock units granted in fiscal 2012 to the Named Executive Officers. All of the time-based vesting restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant.

(4) This column shows the number of stock options granted in fiscal 2012 to the Named Executive Officers. These stock options vest and become exercisable on a one-for-one basis for our common stock in four equal annual installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant.

(5) This column shows the exercise price of stock option awards, which was the closing price of our common stock on the date of grant.

(6) The amount shown with respect to each award represents the grant date fair value of the award calculated using the assumptions described in footnotes (1) and (2) of the table included under *Summary Compensation Table—Fiscal Years 2010-2012.* The grant date fair value of performance shares and performance units was calculated based on the probable outcome of the performance result (i.e., superior target) for each of the performance periods, excluding the effect of estimated forfeitures.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table summarizes information with respect to holdings of stock options and stock awards by the Named Executive Officers as of July 28, 2012. This table includes unexercised and unvested stock options, unvested time-based restricted stock units and unvested performance units. Each equity grant is shown separately for each Named Executive Officer, except that incentive stock options and non-qualified stock options granted on the same date with the same material terms, including exercise price, vesting period and expiration date, are combined.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards				Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Steven L. Spinner	9/16/2008	—	—	—	—	9,000	491,580	—	—
	9/16/2008	—	7,500	24.54	9/16/2018	—	—	—	—
	9/11/2009	—	—	—	—	16,251	887,630	—	—
	9/11/2009	—	12,311	24.30	9/11/2019	—	—	—	—
	9/10/2010	—	—	—	—	17,753	969,669	—	—
	9/10/2010	4,440	13,320	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	22,860	1,248,613	3,276	178,935
	9/12/2011	—	17,150	37.82	9/12/2021	—	—	—	—
Mark E. Shamber	12/8/2005	3,000	—	25.37	12/8/2015	—	—	—	—
	1/27/2006	3,000	—	31.67	1/27/2016	—	—	—	—
	12/7/2006	6,000	—	36.60	12/7/2016	—	—	—	—
	12/6/2007	6,000	—	28.32	12/6/2017	—	—	—	—
	9/16/2008	—	—	—	—	2,700	147,474	—	—
	9/16/2008	6,750	2,250	24.54	9/16/2018	—	—	—	—
	9/11/2009	—	—	—	—	6,190	338,098	—	—
	9/11/2009	4,689	4,689	24.30	9/11/2019	—	—	—	—
	9/10/2010	—	—	—	—	8,033	438,762	—	—
	9/10/2010	2,007	6,023	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	10,000	546,200	1,402	76,577
	9/12/2011	—	7,500	37.82	9/12/2021	—	—	—	
Joseph J. Traficanti	4/20/2009	—	—	—	—	2,888	157,743	—	—
	6/19/2009	2,437	2,438	25.45	6/19/2019	—	—	—	—
	9/10/2010	—	—	—	—	7,245	395,722	—	—
	9/10/2010	—	5,430	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	9,160	500,319	1,256	68,575
	9/12/2011	—	6,870	37.82	9/12/2021	—	—	—	
Sean F. Griffin	1/4/2010	—	—	—	—	4,925	269,004	—	—
	1/4/2010	—	3,695	27.20	1/4/2020	—	—	—	—
	9/10/2010	—	—	—	—	6,638	362,568	—	—
	9/10/2010	1,660	4,980	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	9,380	512,336	1,662	90,792
	9/12/2011	—	7,040	37.82	9/12/2021	—	—	—	
Craig H. Smith	12/14/2010	—	—	—	—	5,490	299,864	—	—
	12/14/2010	1,372	4,118	36.61	12/14/2020	—	—	—	—
	9/12/2011	—	—	—	—	8,000	436,960	1,257	68,630
	9/12/2011	—	6,000	37.82	9/12/2021	—	—	—	

(1) All awards included in the table above vested or will vest in four equal annual installments beginning on the first anniversary of the date of grant.

(2) Market value reflects the number of unvested shares of restricted stock or restricted stock units multiplied by $54.62 per share, the closing price of our common stock on the NASDAQ Global Select Market on July 27, 2012, the last business day of fiscal 2012.

(3) Represents the number of shares that may be issued pursuant to performance units at the standard (i.e., threshold) level of performance. The performance units have performance criteria tied to our performance in fiscal 2013, and the number of performance units shown is based on the Named Executive Officer's base salary for fiscal 2012 and the actual amount of the performance-based annual cash incentive award earned by the Named Executive Officer for fiscal 2012, which is described in more detail in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Long-term Equity-Based Incentive Program—Performance-Based Vesting Restricted Stock Units.*

(4) Market value reflects the number of shares that may be issued pursuant to performance units at the standard (i.e. threshold) level of performance, multiplied by $54.62 per share, the closing price of our common stock on the NASDAQ Global Select Market on July 27, 2012, the last business day of fiscal 2012.

Option Exercises and Stock Vested—Fiscal 2012

The following table summarizes information for the Named Executive Officers concerning exercise of stock options and vesting of restricted stock units, performance shares, and performance units during the fiscal year ended July 28, 2012, including (i) the number of shares of stock underlying options exercised in fiscal 2012; (ii) the aggregate dollar value realized upon such exercises of stock options utilizing the actual sales price for same-day sale transactions and the closing price for any exercise and hold transactions; (iii) the number of shares of stock received from the vesting of restricted stock units, performance shares and performance units during fiscal 2012; and (iv) the aggregate dollar value realized upon the vesting of such restricted stock units, performance shares and performance units.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Steven L. Spinner	34,811	437,859	67,152(3)	$3,297,120(3)
Mark E. Shamber	12,500	400,645	10,272(4)	$ 392,567(4)
Joseph J. Traficanti	6,685	162,192	5,302(5)	$ 230,947(5)
Sean F. Griffin	3,695	92,006	4,675	$ 181,973
Craig H. Smith	—	—	1,830	$ 67,728

(1) In connection with the vesting of restricted stock and restricted stock units (including Mr. Spinner's vested performance shares and units), our Named Executive Officers surrendered shares of stock to cover withholding taxes, which reduced the actual value received upon vesting. The number of shares surrendered during fiscal 2012 but included in this table was: Mr. Spinner—27,512; Mr. Traficanti—930; Mr. Griffin—1,639; and Mr. Smith—594.

(2) Represents the product of the number of shares or shares underlying units vested and the closing price of our common stock on the NASDAQ Global Select Market on the vesting date.

(3) Mr. Spinner was awarded performance shares and performance units during fiscal 2012, of which 29,407 performance shares and 14,703 performance units vested effective July 28, 2012 and are included herein. Mr. Spinner has elected to defer 25% of the shares issued upon vesting of his September 11, 2009 restricted stock unit award. One-quarter of such restricted stock units vested during fiscal 2012, and the value herein excludes the impact of the resulting deferral of 2,031 shares ($77,076). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Spinner's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table.*

(4) Mr. Shamber has elected to defer 50% of the shares issued upon vesting of his December 6, 2007, September 11, 2009 and September 10, 2010 restricted stock unit awards. One-quarter of such restricted stock units vested during fiscal 2012, and the value herein excludes the resulting deferral of 3,785 shares ($143,002). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Shamber's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table.*

(5) Mr. Traficanti has elected to defer 100% of the shares issued upon vesting of his September 10, 2010 restricted stock unit award. One-quarter of such restricted stock units vested during fiscal 2012, and the value herein excludes the impact of the resulting deferral of 2,380 shares ($90,321). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Traficanti's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table.*

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation—Fiscal 2012

Our executive officers and directors are eligible to participate in the Deferred Compensation Plan and the Deferred Stock Plan.

The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation. The purpose of the Deferral Plans is to allow executives and non-employee directors to defer compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under our 401(k) Plan. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in our financial statements related to the participants' earnings. We record the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Compensation Plan, participants may elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of bonuses, commissions, and effective January 1, 2007, share unit awards, earned by the participants for the calendar year. Under the Deferred Stock Plan, which was frozen effective January 1, 2007, participants could elect to defer between 0% and 100% of their restricted stock awards. From January 1, 2009 to December 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Effective January 1, 2011, participants may elect to allocate their cash-derived deferrals to certain measurement funds which track the performance of actual mutual funds and are treated as deemed investments. The earnings that would have been received if such actual investment had been made are credited to the participants' accounts in proportion to their hypothetical investments. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of our common stock.

A participant in our Deferral Plans who terminates his or her employment with us due to retirement will be paid his or her Deferral Plan balances in a lump sum or in installments over a pre-determined period of time. A participant who terminates his or her employment with us due to disability (as defined in each of the Deferral Plans) will be paid his or her balances in a lump sum within 60 days after such participant is determined to have become disabled. Beneficiaries of a participant who dies before a complete payout of his or her Deferral Plan balances will receive a lump sum payment within 60 days after the Compensation Committee is provided with proof of death of such participant. A participant who terminates his or her employment with us for any other reason will receive payment of his or her Deferral Plan balances in a lump sum, within 60 days after either (a) the six-month anniversary of the date on which such participant's employment with us terminates, if such participant is a "key employee" under the Deferral Plans or (b) the date on which such participant's employment with us terminates, for all other participants.

The following table summarizes information regarding the non-qualified deferred compensation of the Named Executive Officers in fiscal 2012, including deferrals of salaries, performance-based cash incentive compensation, and restricted stock unit compensation earned.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last Fiscal Year (1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year (2)(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (4)
Steven L. Spinner	Deferred Compensation	$134,856	—	$ 7,141	—	$457,033
	Deferred Stock	77,076	—	59,996	—	221,866
Mark E. Shamber	Deferred Compensation	30,689	—	5,856	—	162,140
	Deferred Stock	142,983	—	164,718	—	635,313
Joseph J. Traficanti . . .	Deferred Compensation	54,599	—	4,738	—	152,285
	Deferred Stock	91,649	—	40,258	—	131,907
Sean F. Griffin	Deferred Compensation	44,573	—	2,630	—	100,994
	Deferred Stock	—	—	—	—	—
Craig H. Smith	Deferred Compensation	23,880	—	3,637	—	27,516
	Deferred Stock	—	—	—	—	—

(1) Amounts reported in this column are reported as compensation in the "Salary" and "Non-Equity Incentive Compensation" columns for fiscal 2012 of the table under *Summary Compensation Table—Fiscal Years 2010-2012.*

(2) Participants' non-equity deferrals under the Deferred Compensation Plan earned investment returns based on the performance of certain measurement funds as allocated by the participants. Any amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for non-equity awards that had preferential earnings (in excess of 120% of the July 2011 "compounded annually" federal long-term rate) have been reported as compensation in the "Nonqualified Deferred Compensation Earnings" column in the *Summary Compensable Table—Fiscal Years 2010-2012.*

(3) The value of equity-based awards deferred under the Deferral Plans is based upon the performance of our common stock. For restricted stock and restricted stock units, earnings are calculated as follows: (i) number of vested shares deferred in fiscal 2012 valued at the change in the closing stock price from the date of vesting to the end of fiscal 2012 plus, (ii) the number of vested shares that were deferred prior to fiscal 2012, valued by the change in the closing stock price on the first day of fiscal 2012 to the last day of fiscal 2012. None of the amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for equity awards have been reported as compensation in table under *Summary Compensable Table—Fiscal Years 2010-2012* as a result of the fact that above-market or preferential earnings are not possible in connection with these items.

(4) This column includes the following amounts that previously have been reported as non-equity compensation in fiscal 2011 and fiscal 2010 in the table under *Summary Compensation Table—Fiscal Years 2010-2012* and summary compensation tables for prior fiscal years, combined: Mr. Spinner—$299,963; Mr. Shamber—$148,612; Mr. Traficanti—$53,018 and Mr. Griffin—$35,255.

Potential Payments Upon Termination or Change-in-Control

The information below describes and quantifies the compensation that would become payable to each of our Named Executive Officers under existing plans and arrangements if the Named Executive Officer's employment had terminated on July 28, 2012, given the Named Executive Officer's compensation and service levels as of such date and, if applicable, based on our closing stock price on that date. These benefits are in addition to benefits generally available to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price at the time of such event.

As discussed under *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements*, we are currently a party to a severance agreement and change in control agreement with each of Messrs. Spinner, Shamber, and Traficanti, and are a party to a change in control agreement with Mr. Griffin.

If one of the Named Executive Officers were to die or become disabled, any unvested restricted stock units would become immediately vested, and any unexercisable stock options would be cancelled and forfeited. Any vested stock options exercisable at the time of death or disability would be exercisable for a period of time which ranges between one and three years, depending on the date of the grant, or until the grants' expiration date, if earlier.

For a description of termination provisions in the severance and change in control agreements, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements*. In addition, the award agreements for long-term equity-based incentives also address some of these circumstances. The following table describes the potential payments as of July 28, 2012 upon termination of the Named Executive Officers. This table excludes potential payments related to our Deferral Plans, which are described in more detail in *Nonqualified Deferred Compensation—Fiscal 2012.*

BENEFITS UPON TERMINATION OF EMPLOYMENT

Payments Upon Termination	Employee Resignation for Good Reason	Termination Without Cause	Termination following Change in Control(1)	Termination as a result of Death or Disability	Termination for Cause or Resignation for Other Than Good Reason
Steven L. Spinner					
Cash Severance Pay	$822,200(2)	$ 822,200(2)	$2,854,576(3)	$ —	$—
Medical Benefits	12,470(4)	12,470(4)	37,411(4)	—	—
Unvested ESOP	—	—	30,012(5)	—	—
Acceleration of Stock Options	—	576,262(6)	1,162,980(6)	—	—
Acceleration of Stock Awards	—	1,570,771(6)	4,313,232(6)	3,597,492(7)	—
Total	$834,670	$2,981,703	$8,398,211	$3,597,492	—
Mark E. Shamber					
Cash Severance Pay	$371,315(2)	$ 371,315(2)	$1,265,614(8)	$ —	$—
Medical Benefits	9,930(4)	9,930(4)	29,790(4)	—	—
Unvested ESOP	—	—	—(9)	—	—
Acceleration of Stock Options	—	—	460,647(6)	—	—
Acceleration of Stock Awards	—	—	1,776,843(6)	1,470,534(7)	—
Total	$381,245	$ 381,245	$3,532,894	$1,470,534	—
Joseph J. Traficanti					
Cash Severance Pay	$346,080(2)	$ 346,080(2)	$1,169,545(8)	$ —	$—
Medical Benefits	413(4)	413(4)	1,239(4)	—	—
Unvested ESOP	—	—	15,931(5)	—	—
Acceleration of Stock Options	—	—	299,042(6)	—	—
Acceleration of Stock Awards	—	—	1,328,085(6)	1,053,784(7)	—
Total	$346,493	$ 346,493	$2,813,842	$1,053,784	—
Sean F. Griffin					
Cash Severance Pay	$ —	$ —	$ 713,233(10)	$ —	$—
Medical Benefits	—	—	37,760(4)	—	—
Unvested ESOP	—	—	11,774(5)	—	—
Acceleration of Stock Options	—	—	322,775(6)	—	—
Acceleration of Stock Awards	—	—	1,507,075(6)	1,143,907(7)	—
Total	—	—	$2,592,617	$1,143,907	—
Craig H. Smith					
Cash Severance Pay	$ —	$ —	$ —	$ —	$—
Medical Benefits	—	—	—	—	—
Unvested ESOP	—	—	—	—	—
Acceleration of Stock Options	—	—	174,965(6)	—	—
Acceleration of Stock Awards	—	—	1,011,344(6)	736,824(7)	—
Total	—	—	1,186,309	$ 736,824	—

(1) Amounts presented in this column assume that the Named Executive Officer is terminated without Cause or resigns for Good Reason following a Change in Control. If the Named Executive Officer's employment were terminated for any reason other than termination without Cause or resignation for Good Reason following an Change in Control, the Named Executive would be entitled only to the amounts set forth in the Acceleration of Stock Options and Acceleration of Stock Awards rows.

(2) Amount represents continuation of the Named Executive Officer's base salary for one year following the assumed date of termination, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(3) Amount represents the sum of (i) three times Mr. Spinner's base salary and (ii) the average of Mr. Spinner's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed

terminated, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(4) Amount represents the value of continuing medical benefits for the Named Executive Officer and his dependents for a period of twelve months following a termination by us without Cause or a resignation by the Named Executive Officer for Good Reason, or in the case of termination by us without Cause or his resignation for Good Reason in either event within one year following a Change in Control, continuation of those benefits for three years following the termination date.

(5) Amount represents the value of the Named Executive Officer's ESOP account balance as of July 28, 2012, which would become 100% vested as of the termination date.

(6) Amount represents the intrinsic value of each unvested stock option, share of restricted stock, restricted stock unit or unearned performance unit outstanding on July 28, 2012, and which vests on an accelerated basis following the relevant termination event, with unearned performance units vesting based on the "target" level of performance. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $54.62 (the closing price of our common stock on July 27, 2012, the last business day prior to the end of fiscal 2012) exceeds the exercise price payable per award, if any.

(7) Amount represents the intrinsic value of each restricted stock unit outstanding on July 28, 2012, which vests on an accelerated basis following the death or disability (as defined in the 2004 Equity Plan) of the Named Executive Officer. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $54.62 (the closing price of our common stock on July 27, 2012, the last business day prior to the end of fiscal 2012) exceeds the exercise price payable per award, if any.

(8) Amount represents the sum of (i) 2.99 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the Named Executive Officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(9) The Named Executive Officer is already fully vested in his or her ESOP account balance as of July 28, 2012. Therefore no incremental benefit would be realized as a result of a change in control.

(10) Amount represents the sum of (i) 1.5 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

Equity Compensation Plan Information

Vesting requirements for time-based vesting awards made under the 2004 Equity Plan and the 2002 Equity Plan are at the discretion of the Board and are typically four years with graded vesting for employees and two years with graded vesting for non-employee directors. The maximum term of all stock options granted under the 2004 Equity Plan or 2002 Equity Plan is ten years from the date of grant. The maximum term for options under the 1996 Equity Plan is determinable by the Compensation Committee, and all options granted had a term of ten years. We typically issue new shares of common stock to satisfy equity award transactions, however during fiscal 2012 we issued shares from treasury for certain transactions. Shares that are subject to forfeited awards are returned to the pool of shares available for granting within that plan.

The 2004 Equity Plan, as amended in 2009 and 2010 with the approval of our stockholders, provides for the issuance of up to 2,500,000 shares of common stock pursuant to equity-based awards. The 2002 Equity Plan was adopted by the Board in October 2002 and approved by our stockholders in December 2002. Under the 2002 Equity Plan, 2,800,000 shares of common stock were authorized for issuance. The 1996 Equity Plan was originally adopted by the Board and approved by our stockholders in July 1996. Under the 1996 Equity Plan, as amended and restated, a total of 5,000,000 shares of common stock were authorized for issuance. The 2004 Equity Plan is scheduled to expire on December 2, 2013, and the 2002 Equity Plan expired on October 1, 2012.

The Board has unanimously approved and adopted the 2012 Equity Plan. We are seeking approval of the 2012 Equity Plan by our stockholders as described under *PROPOSAL 4—APPROVAL OF THE UNITED NATURAL FOODS, INC. 2012 EQUITY INCENTIVE PLAN.*

The following table provides certain information with respect to equity awards under our equity compensation plans as of July 28, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders	1,184,823(1)	$31.24(1)	704,621(2)
Plans not approved by stockholders	104,725(3)	—(3)	—
Total	1,289,548	$31.24	704,621

(1) Includes 690,602 restricted stock units under the 2004 Equity Plan, 53,389 performance-based restricted stock units outstanding under the 2004 Equity Plan, 22,960 stock options under the 2004 Equity Plan, 398,572 stock options under the 2002 Equity Plan and 19,300 stock options under the 1996 Equity Plan. Restricted stock units and performance units do not have an exercise price because their value is dependent upon continued employment over a period of time or the achievement of certain performance goals, and are to be settled for shares of common stock. Accordingly, they have been disregarded for purposes of computing the weighted-average exercise price.

(2) Of these shares, 49,047 shares were available for issuance under the 2002 Equity Plan and 655,574 shares were available for issuance under the 2004 Equity Plan. The 2004 Equity Plan authorizes grants in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or a combination thereof. The 2002 Equity Plan authorizes grants solely in the form of stock options. The number of shares remaining available for future issuances as of July 28, 2012 assumes that, with respect to outstanding performance-based restricted stock units, the vesting criteria will be achieved at the target level.

(3) Consists of 104,725 phantom stock units outstanding under the Deferred Compensation Plan. Phantom stock units do not have an exercise price because the units may be settled only for shares of common stock on a one-for-one basis at a future date as outlined in the Deferred Compensation Plan.

Employee Stock Ownership Plan

The ESOP was adopted by the Board and approved by our stockholders in November 1988. This plan enables us to acquire shares of our outstanding common stock for the benefit of eligible employees. In connection with the ESOP, we established the ESOT to hold the acquired shares of common stock. We originally acquired 4,400,000 shares of our outstanding common stock from certain stockholders in exchange for a promissory note, for which we guarantee payment. As this promissory note is repaid, the shares of common stock held by the ESOT are released in proportion to the amount of principal and interest paid on the promissory note. These released shares are allocated among the accounts of eligible employees. The shares of common stock in an employee's account generally vest after five years of qualified employment (as defined in the ESOP) or upon death or disability.

As of July 28, 2012, approximately 3,900,000 shares of common stock have been allocated or released for allocation to employees.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board, upon the recommendation of the Audit Committee, has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 3, 2013, subject to ratification by stockholders at the annual meeting. Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by law or otherwise. However, the Board is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the matter.

Representatives of KPMG LLP, which served as our independent registered public accounting firm for the fiscal year ended July 28, 2012, will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The Board unanimously recommends that stockholders vote "FOR" ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2013. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

Fees Paid to KPMG LLP

In addition to retaining KPMG LLP to audit our financial statements for fiscal 2012, we engaged the firm from time to time during the year to perform other services. The following table sets forth the aggregate fees billed by KPMG LLP in connection with services rendered during the last two fiscal years.

Fee Category	Fiscal 2012	Fiscal 2011
Audit Fees	$1,080,060	$1,225,150
Audit-Related Fees	162,598	37,000
Tax Fees	196,598	121,500
All Other Fees	11,150	—
	$1,450,406	$1,383,650

Audit Fees consists of fees billed for professional services rendered in connection with the audit of our annual financial statements, including fees related to KPMG LLP's assessment of internal control over financial reporting, the review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. Fees for audit services in fiscal 2011 include fees billed for professional services related to our secondary public offering of our common stock.

Audit-Related Fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. The increase in these fees compared to fiscal 2011 is primarily due to an audit covering a three-year period related to the ESOP which was performed following the acceptance of our Voluntary Compliance Program filed with the IRS.

Tax Fees consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, cost segregation studies, tax audit defense and mergers and acquisitions.

All Other Fees consists of fees for services other than the services reported above. In fiscal 2012, we utilized KPMG LLP for certain due diligence matters related to potential acquisitions, as well as a subscription to an online accounting research tool.

The Audit Committee has considered whether the provision of the non-audit services described above by KPMG LLP is compatible with maintaining auditor independence and determined that KPMG LLP's provision of non-audit services did not compromise its independence as our independent registered public accounting firm.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

In accordance with its charter, the Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP. These services may include audit services, audit-related services, tax services and other related services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by KPMG LLP in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In fiscal 2012, the Audit Committee approved revisions to its charter and adopted a written pre-approval policy pursuant to which, among other things, the Audit Committee delegated pre-approval authority (subject to certain exceptions and dollar limits) to the chairperson of the Audit Committee who shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. During fiscal 2012, all services provided to us by KPMG LLP were pre-approved either by the Audit Committee or the chairperson of the Audit Committee acting pursuant to delegated authority in accordance with the pre-approval policy and the Audit Committee's charter.

PROPOSAL 3—ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION

As described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis*, the Compensation Committee's goal in setting executive compensation is to provide a compensation program that attracts individuals with the skills necessary for us to achieve our business plan, motivates our executive talent, rewards those individuals fairly over time for performance that enhances stockholder value and retains those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success. Our compensation program is also designed to reinforce a sense of ownership in our company, urgency with respect to meeting deadlines and overall entrepreneurial spirit and to link rewards, including both short-term and longer term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by the Compensation Committee. In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders.

Our compensation programs are designed so that they maintain a pay-for-performance incentive program but do not include compensation mix overly weighted toward annual incentives, highly leveraged short-term incentives, uncapped or "all or nothing" bonus payouts or unreasonable performance goals. Our cash and equity incentive programs include several design features that reduce the likelihood of excessive risk-taking, including the use of reasonably obtainable and balanced performance metrics, maximum payouts at levels deemed appropriate, a carefully considered "peer group" to assure our compensation practices are measured and appropriately competitive, and significant weighting towards long-term incentives that promote longer-term goals and reward sustainable stock, financial and operating performance, especially when combined with our executive stock ownership guidelines. Additionally, our executive compensation recoupment policy allows us to recover bonus payments and certain equity awards under certain circumstances, and compliance and ethical behaviors are factors considered in all performance and bonus assessments.

Stockholders are urged to read the Compensation Discussion and Analysis, which discusses how our compensation policies and procedures implement our compensation objectives and philosophies, as well as the table under *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2010-2012* and other related compensation tables and narrative disclosure which describe the compensation of our Named Executive Officers in fiscal 2012.

The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in aligning the interests of our executives with those of our stockholders and icentivizing performance that supports our short- and long-term strategic objectives, and that the compensation of the Named Executive Officers in fiscal 2012 reflects and supports these compensation policies and procedures.

As required by Section 14A of the Exchange Act and as a matter of good corporate governance, stockholders will be asked at the annual meeting to approve the following advisory resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

The Board unanimously recommends that stockholders vote "FOR" the advisory approval of our executive compensation. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 4—APPROVAL OF THE UNITED NATURAL FOODS, INC. 2012 EQUITY INCENTIVE PLAN

Background

On October 29, 2012 the Board unanimously approved and adopted the United Natural Foods, Inc. 2012 Equity Incentive Plan (the "*2012 Equity Plan*"), which will become effective when it is approved by our stockholders. The 2012 Equity Plan will permit the grant of incentive and non-qualified stock options, stock appreciation rights ("*SARs*"), restricted shares, restricted share units, performance awards, and other stock-based awards to current or prospective officers, employees, directors and consultants.

We currently maintain the 2004 Equity Plan, which is scheduled to expire on December 2, 2014. The 2002 Equity Plan expired on October 1, 2012. As of October 19, 2012, there were 310,082 shares available for future awards under the 2004 Plan. The 2004 Plan will continue whether or not the 2012 Equity Plan is approved, and we will continue to grant awards under the 2004 Plan to the extent shares are available.

Maintaining an effective equity compensation program in which our employees, directors and consultants participate is a key component of achieving our long-term goals. The Board believes that the 2012 Equity Plan will afford us the ability to design compensatory awards that are responsive to our needs, including our ability to continue to attract and retain key employees and directors, motivate such individuals to achieve long-range goals, and allow such individuals to participate in our long-term growth and financial success.

Your approval of the 2012 Equity Plan will also allow us to take tax deductions under Section 162(m) of the Code. Section 162(m) of the Code generally disallows a public company's tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. Section 162(m) provides an exception to this limitation for "performance-based compensation," the material terms of which have been approved by the public company's stockholders. Approval of the 2012 Equity Plan will constitute such stockholder approval for purposes of Section 162(m).

Summary of the 2012 Equity Plan

The following summary of the material terms of the 2012 Equity Plan is qualified in its entirety by reference to the complete text of the 2012 Equity Plan as set forth in Appendix A to this proxy statement. You should read the complete text of the 2012 Equity Plan for more details regarding the operation of the 2012 Equity Plan.

Purpose. The purpose of the 2012 Equity Plan is to promote our interests and those of our stockholders by attracting and retaining key officers, employees, directors and consultants; motivating such individuals by means of performance-related incentives to achieve long-range performance goals; enabling such individuals to participate in our long-term growth and financial success; encouraging ownership of our stock by such individuals; and linking their compensation to our long-term interests and those of our stockholders.

Administration. The 2012 Equity Plan will be administered by a committee composed of at least two "non-employee directors," within the meaning of Section 16 of the Exchange Act, and Rule 16b-3 thereunder, each of whom will be designated as an "outside director" for purposes of Section 162(m) of the Code and "independent" within the meaning of NASDAQ listing rules and the rules and regulations of the SEC. The Board has appointed the Compensation Committee to serve as the administrator of the 2012 Equity Plan. The Compensation Committee will determine eligibility for and designate participants of the 2012 Equity Plan, determine the type and amount of awards to be granted, determine the timing, terms, and conditions of any award, and make other determinations as provided in the 2012 Equity Plan. All decisions and interpretations made by the Compensation Committee with respect to the 2012 Equity Plan will be binding on us and participants. Subject to certain limitations under the 2012 Equity Plan, the Compensation Committee may delegate its authority to our officers or managers to grant, modify, or cancel awards, other than with respect to participants who are subject to Section 16 of the Exchange Act.

Prohibition on Repricing without Stockholder Approval. The 2012 Equity Plan provides that, without the approval of our stockholders, the Compensation Committee may not reduce the option price of previously granted stock options, reduce the grant price of previously granted SARs, cancel stock options and grant substitute stock options with a lower option price than the cancelled stock options, or cancel SARs and grant substitute SARs with a lower grant price than the cancelled SARs.

Eligible Participants. Any current or prospective officer, employee, director or consultant of ours or one of our subsidiaries is eligible to be designated as a participant by the Compensation Committee. However, the vesting and exercise of an award to a prospective employee, director or consultant are conditioned upon such individual attaining such status. The Board must approve awards to members of the Compensation Committee. As of October 19, 2012, approximately one hundred eighty employees, eight non-employee directors, and an indeterminate number of consultants would be eligible to participate in the 2012 Equity Plan.

Shares Subject to the 2012 Equity Plan. The maximum number of shares of our common stock that may be issued pursuant to awards under the 2012 Equity Plan is 1,250,000. The maximum number of awards that we may issue as restricted shares or restricted share units (i.e., full-value awards) is 900,000. The maximum number of shares with respect to which incentive stock options may be granted under 2012 Equity Plan is 250,000. Each share issued pursuant to an award will reduce the share reserve by one share. If any award granted under the 2012 Equity Plan expires, terminates, is settled in cash (in whole or in part, including, except with respect to stock options or SARs, for tax withholding) or otherwise is forfeited or canceled for any reason before it has vested or been exercised in full, the shares no longer subject to such award will again be available for awards under the 2012 Equity Plan. Notwithstanding the foregoing, if a stock option or SAR is exercised, in whole or in part, by tender of shares or if our tax withholding obligation is satisfied by withholding shares, the number of shares deemed to have been issued under the 2012 Equity Plan will be the number of shares that were subject to the stock option or SAR or portion thereof and not the net number of shares actually issued. The number of shares subject to the 2012 Equity Plan may be adjusted in the event of certain changes in our capital structure.

Limitations on Awards to Covered Employees. With respect to any individual who was in the prior year or is reasonably expected to be in the current year a "covered employee" within the meaning of Section 162(m) of the Code, the maximum number of shares in respect of which stock options and SARs (taken together) may be granted in any fiscal year under the 2012 Equity Plan is 100,000, the maximum number of shares in respect of which all performance awards may be granted in any fiscal year under the 2012 Equity Plan is 75,000, and the maximum amount of all performance awards that are settled in cash and that may be granted in any fiscal year under the 2012 Equity Plan is $2,000,000. The individual "covered employee" limitations are cumulative; that is, to the extent that shares of common stock or cash for which awards are permitted to be granted to such participant during a fiscal year are not covered by an award to such participant in that fiscal year, the number of shares of common stock (or amount of cash, as the case may be) available for awards to such participant will automatically increase in the subsequent fiscal years during the term of the 2012 Equity Plan until used.

Terms and Conditions of Awards. The 2012 Equity Plan permits the grant of stock options, SARs, restricted shares, restricted share units, performance awards, and other stock-based awards. Stock options granted under the 2012 Equity Plan may be either incentive stock options complying with Section 422 of the Code or nonqualified stock options. Incentive stock options may be granted only to employees. All other awards may be granted to current or prospective officers, employees, directors and consultants. All awards under the 2012 Equity Plan must be evidenced by an award agreement that may specify the terms and conditions of the award and any rules applicable thereto.

Stock Options. A stock option represents the right to purchase a specified number of shares during a specified period of up to ten years. The award agreement will set forth the number of shares subject to the stock options, the option price, and the conditions and limitations applicable to the exercise of the stock options as determined by the Compensation Committee. The option price of stock options may not be less than the fair market value on the date that such stock options are deemed to be granted under the 2012 Equity Plan. With respect to incentive stock options, the terms and conditions of such stock options will be subject to and comply with Section 422 of the Code. To the extent the aggregate fair market value (determined at the time the incentive stock option is granted) of the shares with respect to which all incentive stock options are exercisable for the first time by an employee during any calendar year exceeds $100,000, or if stock options fail to qualify as incentive stock options for any other reason, such stock options will constitute non-qualified stock options. Incentive stock options may not be granted to any individual who, at the time of grant owns stock possessing more than 10% of the total combined voting power of all of our outstanding common stock or any of our subsidiaries, unless the exercise price is not less than 110% of the fair market value of the common stock on the date of the grant and the exercise of such option is prohibited by its terms after the expiration of five years from the date of grant of such option.

SARs. Unless otherwise set forth in the award agreement, SARs represent the right to receive an amount of cash equal, or shares of common stock having a value, to the increase in the fair market value of a specified number of shares between the grant date of the SARs and the date on which they are exercised. The award agreement will set forth the number of shares subject to the award, the grant price, and the conditions and limitations applicable to the exercise of the SARs as determined by the Compensation Committee. The grant price of SARs may not be less than the fair market value on the date that such SARs are deemed to be granted under the 2012 Equity Plan.

Restricted Shares. The award agreement for restricted shares will set forth the number of shares subject to the award, the period during which, and the conditions under which, the restricted shares may be forfeited to us, and the other terms and conditions of the award. Restricted shares may not be sold, transferred, or otherwise encumbered or disposed of until the expiration of the restricted period and the fulfillment of any other conditions to the award. The award agreement will set forth a period of time (which will be not less than one year for participants other than non-employee directors) during which the participant must remain in the continuous employment (or other service-providing capacity) for the forfeiture and transfer restrictions to lapse. If an election under Section 83(b) of the Code is made, the award agreement may also set forth performance or other conditions (including, but not limited to, performance goals based on the criteria described below) that will subject the shares to forfeiture and transfer restrictions. Unless otherwise provided in the award agreement, the participant receiving restricted shares will have the right to receive dividends and to vote such shares. At the end of the restricted period and provided that any other restrictive conditions of the award are met, a stock certificate will be delivered to the participant free of the restricted stock legend (or restrictions on book-entry shares will be removed).

Restricted Share Units. Each restricted share unit will have a value equal to the fair market value of a share on the date such restricted share units are deemed to be granted under the 2012 Equity Plan. Restricted share units may be paid in cash, shares, other securities or property (as determined by the Compensation Committee) upon the lapse of restrictions applicable to the award and otherwise in accordance with the award agreement. Restricted share units will be subject to transfer restrictions similar to those of restricted shares, except that no shares are awarded to a participant who is granted restricted share units on the date of grant, and such participant will have no rights of a stockholder with respect to the restricted share units until the restrictions set forth in the award agreement lapse. The award agreement for restricted share units will set forth the number of shares subject to the award, the period during which, and the conditions under which, the restricted shares units may be forfeited to us, and the other terms and conditions of the award. The award agreement will set forth a period of time (which will be not less than one year for participants other than non-employee directors) during which the participant must remain in the continuous employment (or other service-providing capacity) for the forfeiture and transfer restrictions to lapse. The award agreement may also set forth performance or other conditions (including, but not limited to, performance goals based on the criteria listed in the 2012 Equity Plan) that will subject the shares to forfeiture and transfer restrictions. The award agreement will specify whether restricted share units entitle the participant to dividend equivalent rights at the time of payment of dividends to our stockholders. Unless otherwise determined by the Compensation Committee or as provided in the award agreement, all of the restricted share units will terminate unless the participant remains in continuous employment for the entire restricted period and unless the other restrictive conditions of the award are met.

Performance Awards. The Compensation Committee may grant performance awards, which will consist of a right that is denominated in cash or shares (including but not limited to restricted shares and restricted share units), valued, as determined by the Compensation Committee, in accordance with the achievement of such performance goals during such performance periods as the Compensation Committee may establish, and payable at such time and in such form as the Compensation Committee shall determine. Subject to the terms of the 2012 Equity Plan and any applicable award agreement, the Compensation Committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award, and may amend specific provisions of the performance award; however, any such amendment may not adversely affect existing performance awards made within a performance period commencing prior to implementation of the amendment. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Compensation Committee, on a deferred basis. Separation from service prior to the end of any performance period, other than for reasons of death or disability, will result in the forfeiture of the performance award, and no payments will be made. Notwithstanding the foregoing, the Compensation Committee may, in its discretion, waive any performance goals and/or other terms and conditions relating to a performance award.

Awards that are granted as performance-based awards to "covered employees" within the meaning of Section 162(m) of the Code will be based upon the attainment of performance targets related to one or more performance goals selected by the Compensation Committee from among the following: earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; net sales; operating (or gross) income or profit; pretax income before allocation of corporate overhead and/or bonus; operating efficiencies; operating income as a percentage of net sales; return on equity, assets, capital, capital employed or investment; after tax operating income; net income; earnings or book value per share; financial ratios; cash flow(s); total sales or revenues or sales or revenues per employee; capital expenditures as a percentage of net sales; total operating expenses, or some component or combination of components of total operating expenses, as a percentage of net sales; stock price or total stockholder return, including any comparisons with stock market indices; appreciation in or maintenance of the price of the common stock or any of our publicly-traded securities; dividends; debt or cost reduction; comparisons with performance metrics of peer companies; comparisons of our stock price performance to the stock price performance of peer companies; strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals (including, without limitation, developmental, strategic or manufacturing milestones of products or projects in development, execution of contracts with current or prospective customers and development of business expansion strategies) and meeting goals relating to acquisitions, joint ventures or collaborations or divestitures; economic value-added models; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, our past performance or the past performance of any of our subsidiaries, operating units, business segments or divisions and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares outstanding, or to assets or net assets. The Compensation Committee may appropriately adjust any evaluation of performance under the foregoing criteria to exclude any of the following events that occurs during a performance period: asset impairments or write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; the effect of adverse federal, governmental or regulatory action, or delays in federal, governmental or regulatory action; or any other event either not directly related to our operations or not within the reasonable control of our management.

Other Stock-Based Awards. The Compensation Committee may grant stock-based awards other than stock options, SARs, restricted shares, restricted share units, and performance awards. Such other stock-based awards will consist of an award of shares or an award denominated or payable in, or valued in whole or part by reference to, shares, and will have terms determined by the Compensation Committee to be consistent with the purposes of the 2012 Equity Plan.

Separation from Service. The Compensation Committee will determine the terms and conditions that will apply to any award upon a participant's separation from service and may provide such terms and conditions in the award agreement or in such rules and regulations as it may prescribe. Unless otherwise provided in the 2012 Equity Plan, an award agreement, or by a contractual agreement between us and a participant, if a participant's employment with or service to us terminates before the restrictions imposed on the award lapse, the performance goals have been satisfied or the award otherwise vests, such award will be forfeited.

Change in Control. Unless otherwise provided by the Compensation Committee, in an award agreement, or by a contractual agreement between us and a participant, if, within twelve months after we obtain actual knowledge that a change in control (as defined in the 2012 Equity Plan) has occurred, a participant's employment with or service to us is terminated for any reason, all outstanding awards of such participant will vest, become immediately exercisable and payable and have all restrictions lifted. In the event of a change in control, the successor or purchasing entity may, without the consent of any participant, either assume or continue our rights and obligations under any award outstanding immediately prior to the change in control or substitute for any such outstanding award a substantially equivalent award with respect to the successor's or purchasing entity's stock. The Compensation Committee may in its discretion and without the consent of any participant, determine that, upon the occurrence of a change in control, each or any award or a portion thereof outstanding immediately prior to the change in control and not previously exercised or settled will be canceled in exchange for a payment with respect to each vested share subject to such award in cash, shares, shares of a corporation or other business entity a party to the change in control, or other property which, in any such case, will be in an amount having a fair market value equal to the fair market value of the consideration to be paid per share in the change in control, reduced by the exercise or purchase price per share, if any, under such award.

Transferability of Awards. Except as otherwise permitted in an award agreement or by the Compensation Committee, awards under the 2012 Equity Plan are not transferable other than by a participant's will or the laws of descent and distribution.

Term and Amendment. No new awards may be granted under the 2012 Equity Plan after the tenth anniversary of its adoption by the Board, October 29, 2022. The Board may amend, alter, suspend, discontinue or terminate the 2012 Equity Plan at any time; however, no amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to comply.

Certain Federal Income Tax Consequences

The following is a brief summary of certain Federal income tax laws in effect on the date hereof with applicability to the 2012 Equity Plan. This summary is not intended to be exhaustive and the exact tax consequences to any participant will depend on his or her particular circumstances and other factors. The 2012 Equity Plan participants are encouraged to consult their own tax advisors with respect to any state tax consequences or particular federal tax implications of awards granted under the 2012 Equity Plan. The 2012 Equity Plan is not intended to be qualified under Section 401(a) of the Code.

Stock Options. A participant will not recognize income, and we will not be entitled to take a deduction, upon the grant of stock options. Upon exercising a non-qualified option, the participant generally will recognize ordinary income equal to the difference between the exercise price and fair market value of the shares acquired on the date of exercise, and we will be entitled to a deduction for the same amount. Any ordinary income of the participant will be subject to tax withholding by us. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to non-qualified stock options. A participant generally will not recognize income, and we will not be entitled to take a deduction, upon the exercise of an incentive stock option (except that the alternative minimum tax may apply). If shares acquired upon the exercise of an incentive stock option are held for the longer two years from the grant date of the stock options and more than one year after the date they were exercised, the difference between the sale price and the exercise price generally will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to incentive stock options if such holdings periods are met. If the participant does not satisfy these holding periods, then the participant will recognize ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise, over the exercise price, and we should be entitled to take a corresponding deduction.

SARs. A participant will not recognize income, and we will not be entitled to take a deduction, upon the grant of SARs. Upon exercising a SAR, the participant generally will recognize ordinary income in the amount by which the fair market value of the shares on the date of exercise exceeds the SAR exercise price, if any, and we will be entitled to a deduction for the same amount. Any ordinary income of the participant will be subject to tax withholding by us. Any additional gain or loss recognized upon the later disposition of the shares will be capital gain or loss, which may be long- or short-term capital gain or loss depending on the holding period. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to a SAR.

Restricted Shares. The award of restricted shares will not result in taxable income to the participant, and we will not be entitled to take a deduction, at the time of grant unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is not made, upon the lapse of the restrictions upon restricted shares, the participant will recognize ordinary income in the amount equal to the fair market value of the shares at the time the restricted shares vest (less any amount paid for the shares), and we will be entitled to a deduction for the same amount.

Prior to the lapse of the restrictions on restricted shares, any dividends received on such shares will be treated as ordinary income to the participant. If an election under Section 83(b) of the Code is made within 30 days after receipt of restricted shares, the participant will recognize ordinary income in the year that the restricted shares are awarded in an amount equal to the fair market value of the shares on the date of such award determined as if the restricted shares were not subject to restrictions, and we will be entitled to a deduction for the same amount. If the election is made, the participant will not recognize income at the time that the restrictions actually lapse. Any dividends received after the election is made generally will constitute qualified dividend income. If the restricted shares subject to the election are subsequently forfeited, the participant will not be entitled to a deduction or tax refund. Any ordinary income of the participant will be subject to tax withholding by us. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to vested restricted shares.

Restricted Share Units. With respect to a grant of restricted share units, the participant will recognize ordinary income on the amount of cash (for units payable in cash) or the fair market value of the common stock (for units settled in stock) at the time such payments are made available to the participant under the terms of the restricted share unit award, and we will be entitled to a deduction for the same amount. The participant also is subject to capital gains treatment on the subsequent sale of any shares acquired through the vesting of restricted share units. For this purpose, the participant's basis in the common stock is his or her fair market value at the time the restricted share units become vested (unless delivery of the shares has been validly deferred). Any ordinary income of the participant will be subject to tax withholding by us. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to restricted share units.

Performance Awards. A participant will not recognize income, and we will not be entitled to take a deduction, upon the grant of performance awards unless the participant makes an election under Section 83(b) of the Code to be taxed at the time of the grant. A Section 83(b) election may not be available with respect to certain forms of performance awards. With respect to performance awards settled in shares, participants will recognize ordinary income equal to the fair market value of the shares received as the performance goals are met and such shares vest, less any amount paid by the participant for the performance shares. With respect to performance awards settled in cash, participants will recognize ordinary income in such amount at the time the performance goals are attained and the payments are made available to the participant. Any additional gain or loss recognized upon the later disposition of shares acquired upon the vesting of performance awards will be capital gain or loss, which may be long- or short-term capital gain or loss depending on the holding period. Unless a participant makes a Section 83(b) election, the participant's basis in the stock will be its fair market value at the time the performance goals are met and the performance shares become vested. We generally will have no tax consequence in connection with the later disposition of shares acquired pursuant to a performance award.

Section 162(m). Section 162(m) of the Code generally disallows a public company's tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. However, compensation that qualifies as "performance-based compensation" is excluded from this $1.0 million deduction limit and therefore remains fully deductible by the company that pays it. We generally intend that, except as otherwise determined by the Compensation Committee, performance awards and stock options granted with an exercise price at least equal to 100% of the fair market value of the underlying shares of common stock at the date of grant to employees the Compensation Committee expects to be named executive officers at the time a deduction arises in connection with such awards, will qualify as "performance-based compensation" so that these awards will not be subject to the Section 162(m) deduction limitations. The Compensation Committee will not necessarily limit executive compensation to amounts deductible under

Section 162(m) of the Code, however, if such limitation is not in the best interests of us and our stockholders.

Substitute Payments. Substitute payments for dividends made to participants with respect to restricted shares or certain performance awards payable in our stock will be taxed as ordinary income to the participant until the shares vest. After vesting, dividend payments may be qualified dividend income subject to a current maximum federal tax rate of 15% provided that the stockholder meets certain other requirements with respect to those shares. If a participant makes a Section 83(b) election with respect to restricted shares or certain eligible performance awards, these payments may be qualified dividend income, provided that the other requirements are met. We recommend that participants consult with their tax advisors to determine whether such dividends are qualified dividend income.

Section 409A. Section 409A of the Code provides generally that nonqualified deferred compensation that does not meet certain requirements will subject the recipients of such compensation to accelerated taxation, enhanced underpayment interest and an additional twenty percent tax. Although we intend to administer the 2012 Equity Plan so that awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, we do not warrant that any award under the 2012 Equity Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. We will not be liable to any participant for any tax, interest, or penalties that such participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under the 2012 Equity Plan.

New Plan Benefits

Any future awards granted to eligible participants under the 2012 Equity Plan will be subject to the discretion of the Compensation Committee and, therefore, the number of awards that will be granted under the 2012 Equity Plan is not determinable at this time.

The Board recommends a vote "FOR" Proposal 4 to approve the United Natural Foods, Inc. 2012 Equity Incentive Plan. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 5—SHAREHOLDER PROPOSAL: ELECT EACH DIRECTOR ANNUALLY

We have been advised that James McRitchie, 9295 Yorkship Court, Elk Grove, CA 95758, beneficial owner of no less than 300 shares of common stock, intends to present the following proposal for consideration at the annual meeting. The proponent's resolution and supporting statement are quoted verbatim below. We are not responsible for the content of the proponent's proposal or supporting statement.

Proponent's Proposal and Supporting Statement

Proposal 5—Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic have won an average support of 68% in a single year.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI Ratings, an independent research firm, rated our company "High Concern" for Takeover Defenses. Our directors had 3-year terms, which would make any attempt to gain control of a majority of the board more difficult and lengthy. In addition, our company has charter and bylaw provisions that would make it difficult or impossible for shareholders to enlarge the board or remove directors and fill the resulting vacancies. The combined effect was to reduce board accountability to shareholders. Plus shareholders had no right to call a special meeting or to act by written consent.

Key directors had served for more than 13-years, which can impact director independence at the expense of shareholders. This included our Chairman Michael Funk, Lead Director and Nomination Committee chair Gordon Barker and Compensation Committee chair James Heffernan. More than 50% of the seats on our most important board committees were held by long tenured directors.

CEO Steven Spinner received pay which included stock options and restricted stock units that simply vested after time without performance-contingent criteria. And only 64% of CEO pay was incentive based.

Please encourage our board to respond positively to this proposal: **Elect Each Director Annually—Proposal 5.**

The Company's Statement in Opposition to Proposal 5

The Board opposes this stockholder proposal and unanimously recommends that stockholders vote "AGAINST" it for the reasons discussed below.

Our Company has maintained a classified board structure since 1996. Since 1996, our Board has taken several steps as part of our commitment to ensure the highest level of standards in corporate governance, including terminating our stockholders rights plan in 2004 and amending our Bylaws and the charter of the Nominating and Corporate Governance Committee in 2007 to provide for a majority-voting standard for uncontested director elections. As part of our commitment, the Board has from time to time considered arguments both in support of and in opposition to our existing classified board structure. After review and deliberation, the Board has determined that our classified board structure continues to promote the best interests of our Company and our stockholders.

Stability and Continuity. Our classified board structure is designed to promote continuity and stability of leadership. Electing directors to staggered three-year terms helps ensure that a majority of our directors have prior experience with and knowledge of our business and strategy. Directors who have experience with our Company and knowledge of our business and strategic plans are a valuable resource and are well-positioned to make fundamental decisions in the best interests of our Company and our stockholders. In addition, because a classified board structure produces more orderly change in the composition of the Board, maintaining a classified board structure strengthens our ability to recruit and retain highly qualified directors who are willing and able to make a significant long-term commitment required to understand fully our business and strategy. The Board believes that this continuity and stability facilitates our ability to maximize both short- and long-term stockholder value.

Accountability to Stockholders. The Board believes that electing directors to three-year terms enhances the independence of our non-management directors from management and from special interest groups who may have an agenda contrary to the long-term interests of all of our stockholders. Our independent directors are able to make decisions that are in our best interests without having to consider annual elections. In addition, the Board does not believe that annual elections of directors are necessary to promote their accountability to our stockholders since our directors are required to uphold their fiduciary duties to us and our stockholders, regardless of the length of their terms of office. The Board believes that overall accountability to our stockholders is achieved through our stockholders' election of highly qualified and responsible individuals as directors, not the length of their terms.

Protection against Unsolicited Acquisition Offers. The Board also believes that our classified board structure plays an important role in ensuring that the interests of all our stockholders are protected and maximized in connection with an unsolicited acquisition offer. Our classified board structure strongly encourages a person seeking to obtain control of the Company to negotiate mutually agreeable terms with the Board because at least two annual meetings will be required to effect a change in control of the Board. Our classified board structure does not preclude a person from taking control of our Company, but the delay in effecting a change in control of the Board provides the Board with greater opportunity to evaluate the adequacy and fairness of any takeover proposal, to negotiate on behalf of all stockholders and to consider alternative methods of maximizing stockholder value.

The Board unanimously recommends that stockholders vote "AGAINST" this stockholder proposal. Proxies received by the Board will be voted "AGAINST" the proposal unless a contrary choice is specified in the proxy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock ("Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. To the Company's knowledge, based solely on review of copies of such reports furnished to the Company during the fiscal year ended July 28, 2012, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except that Michael S. Funk inadvertently was late filing a report on Form 4 for the vesting of restricted stock units that occurred on December 6, 2011 and the related retention by the Company of shares to satisfy certain tax withholding obligations; Thomas A. Dziki inadvertently was late filing a report on Form 4 for sales of shares of our common stock that occurred on April 10, 2007 and a report on Form 4 for the vesting of restricted stock units that occurred on December 6, 2011 and the related retention by the Company of shares to satisfy certain tax withholding obligations; Gail A. Graham inadvertently was late filing a report on Form 4 for the vesting of restricted stock units and the acquisition of stock options and restricted stock units that occurred on September 12, 2011 and a report on Form 4 for sales of shares of our common stock that occurred on March 8, 2012; Sean F. Griffin inadvertently was late filing a report on Form 4 for the sale of shares of our common stock that occurred on June 28, 2012; and Steven L. Spinner inadvertently was late filing a report on Form 4 for the acquisition of performance shares and performance units on September 12, 2011.

Stockholder Proposals for the 2013 Annual Meeting of Stockholders

Any proposal that a stockholder wishes to be considered for inclusion in our proxy statement for the 2013 Annual Meeting of Stockholders must be submitted to our corporate secretary, Joseph J. Traficanti, at 313 Iron Horse Way, Providence, Rhode Island 02908, no later than the close of business on July 5, 2013. We strongly encourage stockholders interested in submitting a proposal to contact legal counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement.

Our bylaws establish an advance notice procedure with regard to stockholder proposals and director nominations. If a stockholder wishes to present a proposal before the 2013 Annual Meeting of Stockholders, but does not wish to have the proposal considered for inclusion in our proxy statement, such stockholder must give written notice to our corporate secretary at the address noted above. Our corporate secretary must receive such notice not less than 60 days nor more than 90 days prior to the 2013 Annual Meeting of Stockholders, provided that in the event that less than 70 days' notice or prior public disclosure of the date of the 2013 Annual Meeting of Stockholders is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The stockholder's submission must include certain specified information concerning the proposal and the stockholder, including such stockholder's ownership of our common stock. As we will not entertain any proposals at the annual meeting that do not meet these requirements, we strongly encourage stockholders to seek advice from legal counsel before submitting a proposal.

THE BOARD HOPES THAT STOCKHOLDERS WILL ATTEND THE ANNUAL MEETING ON THE INTERNET THROUGH A VIRTUAL WEB CONFERENCE. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE VIA THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. STOCKHOLDERS OF RECORD, OR BENEFICIAL STOCKHOLDERS NAMED AS PROXIES BY THEIR STOCKHOLDERS OF RECORD, WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND CAST THEIR VOTES ELECTRONICALLY OVER THE INTERNET DURING THE MEETING.

By Order of the Board of Directors,



Michael S. Funk,
Chair of the Board

November 2, 2012

UNITED NATURAL FOODS, INC.
2012 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

UNITED NATURAL FOODS, INC.
2012 EQUITY INCENTIVE PLAN

Section 1. Purpose.

This plan shall be known as the "The United Natural Foods, Inc. 2012 Equity Incentive Plan" (the "Plan"). The purpose of the Plan is to promote the interests of United Natural Foods, Inc. (the "Company") and its stockholders by (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its Subsidiaries and Affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its stockholders. With respect to any awards granted under the Plan that are intended to comply with the requirements of "performance-based compensation" under Section 162(m) of the Code, the Plan shall be interpreted in a manner consistent with such requirements.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1 **"Affiliate"** means (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company has a significant equity interest, (iii) an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act; and (iv) any entity in which the Company has at least twenty percent (20%) of the combined voting power of the entity's outstanding voting securities, in each case as designated by the Board as being a participating employer in the Plan.

2.2 **"Award"** means any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit, Performance Award, or Other Stock-Based Award granted under the Plan, whether singly, in combination or in tandem, to a Participant by the Committee (or the Board) pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Committee (or the Board) may establish.

2.3 **"Award Agreement"** means any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

2.4 **"Board"** means the Board of Directors of the Company.

2.5 **"Cause"** means, unless otherwise defined in the applicable Award Agreement, (i) conviction of the Participant under applicable law of a felony or any misdemeanor involving moral turpitude; (ii) unauthorized acts intended to result in the Participant's personal enrichment at the material expense of the Company or a Subsidiary or Affiliate; or (iii) any violation of the Participant's duties or responsibility's to the Company or a Subsidiary or Affiliate which constitutes willful misconduct or dereliction of duty. For purposes of this definition, no act, or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company.

2.6 **"Change in Control"** means, unless otherwise provided in the applicable Award Agreement, the happening of one of the following:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan maintained by the Company or any corporation owned, directly or indirectly, by the Company's stockholders in substantially the same proportions as their ownership of the Company's stock, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the total combined voting power of the Company's then-outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders and which the Board does not recommend such stockholders to accept;

(b) a majority of directors, whose election or nomination for election is not approved by a majority of the members of the Incumbent Board then serving as members of the Board, are elected within any single 24-month period to serve on the Board; or

(c) consummation of:

(i) a merger, consolidation or reorganization involving the Company, unless:

(A) the stockholders of the Company, immediately before the merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least 75% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation or reorganization;

(B) individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least a majority of the board of directors of the surviving corporation immediately following such merger, consolidation or reorganization; and

(C) no person (other than (I) the Company or any Subsidiary thereof, (II) any employee benefit plan (or any trust forming a part thereof) maintained by the Company, any Subsidiary thereof, or the surviving corporation, or (III) any person who, immediately prior to such merger, consolidation or reorganization, had beneficial ownership of securities representing 25% or more of the combined voting power of the Company's then-outstanding securities) has beneficial ownership of securities immediately following such merger, consolidation or reorganization representing 25% or more of the combined voting power of the surviving corporation's then outstanding voting securities;

(ii) a complete liquidation or dissolution of the Company; or

(iii) an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any person (other than a transfer to a Subsidiary).

For purposes of the definition of Change in Control, "Incumbent Board" means those persons who either (A) have been members of the Board since the Effective Date or (B) are new directors whose election by the Board or nomination for election by the stockholders of the Company was approved by a vote of at least three-fourths of the members of the Board then in office who either were directors described in clause (A) hereof or whose election or nomination for election was previously so approved, provided that an individual whose election or nomination for election is approved as a result of either an actual or threatened election contest or proxy contest, including by reason of any agreement intended to avoid or settle any election contest or proxy contest, will be deemed not to have been so approved for purposes of this definition.

Notwithstanding the foregoing, unless otherwise provided in the applicable Award Agreement, with respect to Awards subject to Section 409A of the Code, a Change in Control shall mean a "change in the ownership of the Company," a "change in the effective control of the Company," or a "change in the ownership of a substantial portion of the assets of the Company" as such terms are defined in Section 1.409A-3(i)(5) of the Treasury Regulations.

2.7 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

2.8 **"Committee"** means a committee of the Board composed of not less than two Non-Employee Directors, each of whom shall be (i) a "non-employee director" for purposes of Exchange Act Section 16 and Rule 16b-3 thereunder, (ii) an "outside director" for purposes of Section 162(m), and (iii) "independent" within the meaning of the listing standards of the Nasdaq Stock Market and the rules and regulations of the SEC.

2.9 **"Consultant"** means any consultant to the Company or its Subsidiaries or Affiliates.

2.10 **"Covered Officer"** means at any date (i) any individual who, with respect to the previous taxable year of the Company, was a "covered employee" of the Company within the meaning of Section 162(m); provided, however, that the term "Covered Officer" shall not include any such individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a "covered employee" with respect to the current taxable year of the Company or the taxable year of the Company in which the applicable Award will be paid or vested, and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a "covered employee" with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested.

2.11 **"Director"** means a member of the Board.

2.12 **"Disability"** means, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as a total and permanent disability under the Company's then current long-term disability plan. With respect to Awards subject to Section 409A of the Code, unless otherwise defined in the applicable Award Agreement, the term "Disability" shall have the meaning set forth in Section 409A of the Code.

2.13 **"Early Retirement"** means, unless otherwise provided in the applicable Award Agreement, retirement of a Participant with the express consent of the Committee at or before the time of such retirement, from active employment with the Company and any Subsidiary or Affiliate prior to age 65, in accordance with any applicable early retirement policy of the Company then in effect or as may be approved by the Committee.

2.14 **"Effective Date"** has the meaning provided in Section 16.1 of the Plan.

2.15 **"Employee"** means a current or prospective officer or employee of the Company or of any Subsidiary or Affiliate.

2.16 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time.

2.17 **"Fair Market Value"** with respect to the Shares, means, for purposes of a grant of an Award as of any date, (i) the reported closing sales price of the Shares on the Nasdaq Stock Market, or any other such market or exchange as is the principal trading market for the Shares, on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) in the event there is no public market for the Shares on such date, the fair market value as determined, in good faith and by the reasonable application of a reasonable valuation method (as applicable), by the Committee in its sole discretion, and for purposes of a sale of a Share as of any date, the actual sales price on that date.

2.18 **"Full Value Award Cap"** has the meaning provided in Section 4.1 of the Plan.

2.19 **"Good Reason"** means, unless otherwise provided in an Award Agreement, (i) the assignment of duties to a Participant following a Change in Control that are materially adversely inconsistent with the Participant's duties immediately prior to a Change in Control, and failure to rescind such assignment within thirty (30) days of receipt of notice from the Participant; (ii) a material reduction in a Participant's title, authority or reporting status following a Change in Control as compared to such title, authority or reporting status immediately prior to a Change in Control, (iii) a relocation of the office at which the Participant is to perform the majority of his or her duties following a Change in Control to a location more than fifty (50) miles from the location at which the Participant performed such duties prior to the Change in Control; (iv) a reduction in the Participant's base salary as in effect immediately prior to a Change in Control or the failure of the Company to pay or cause to be paid any compensation or benefits when due, and failure to restore such annual base salary or make such payments within five (5) days of receipt of notice from the Participant; or (v) failure to include the Participant in any new employee benefit plans proposed by the Company or a material reduction in the Participant's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not constitute "Good Reason" for purposes of this Plan.

2.20 **"Grant Price"** means the price established at the time of grant of an SAR pursuant to Section 6 used to determine whether there is any payment due upon exercise of the SAR.

2.21 **"Incentive Stock Option"** means an option to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.22 **"Non-Employee Director"** means a member of the Board who is not an officer or employee of the Company or any Subsidiary or Affiliate.

2.23 **"Non-Qualified Stock Option"** means an option to purchase Shares from the Company that is granted under Sections 6 or 10 of the Plan and is not intended to be an Incentive Stock Option.

2.24 **"Normal Retirement"** means, unless otherwise defined in the applicable Award Agreement, retirement of a Participant from active employment with the Company or any of its Subsidiaries or Affiliates on or after such Participant's 65th birthday.

2.25 **"Option"** means an Incentive Stock Option or a Non-Qualified Stock Option.

2.26 **"Option Price"** means the purchase price payable to purchase one Share upon the exercise of an Option.

2.27 **"Other Stock-Based Award"** means any Award granted under Sections 9 or 10 of the Plan. For purposes of determining the number of Awards granted hereunder in relation to the Full Value Award Cap set forth in Section 4.1 hereof, an Other Stock-Based Award that is not settled in cash shall be treated as a Restricted Share Award if the amounts payable thereunder will be determined by reference to the full value of a Share.

2.28 **"Outside Director"** means, with respect to the grant of an Award, a member of the Board then serving on the Committee.

2.29 **"Participant"** means any Employee, Director, Consultant or other person who receives an Award under the Plan.

2.30 **"Performance Award"** means any Award granted under Section 8 of the Plan. For purposes of determining the number of Awards granted hereunder in relation to the Full Value Award Cap set forth in Section 4.1 hereof, a Performance Award that is not settled in cash shall be treated as a Restricted Share Award if the amounts payable thereunder will be determined by reference to the full value of a Share.

2.31 **"Person"** means any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

2.32 **"Restricted Share"** means any Share granted under Sections 7 to 10 of the Plan.

2.33 **"Restricted Share Unit"** means any unit granted under Sections 7 to 10 of the Plan.

2.34 **"Retirement"** means Normal or Early Retirement.

2.35 **"SEC"** means the Securities and Exchange Commission or any successor thereto.

2.36 **"Section 16"** means Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.

2.37 **"Section 162(m)"** means Section 162(m) of the Code and the regulations promulgated thereunder and any successor provision thereto as in effect from time to time.

2.38 **"Separation from Service"** or **"Separates from Service"** shall have the meaning ascribed to such term pursuant to Section 409A of the Code and the regulations promulgated thereunder.

2.39 **"Shares"** means shares of the common stock, par value $0.01 per share, of the Company, or any security into which such shares may be converted by reason of any event of the type referred to in Sections 4.2, 13.3, and 14.3.

2.40 **"Share Reserve"** has the meaning set forth in Section 4.1 hereof.

2.41 **"Specified Employee"** has the meaning ascribed to such term pursuant to Section 409A of the Code and the regulations promulgated thereunder.

2.42 **"Stock Appreciation Right"** or **"SAR"** means a stock appreciation right granted under Sections 6, 8 or 10 of the Plan that entitles the holder to receive, with respect to each Share encompassed by the exercise of such SAR, the amount determined by the Committee and specified in an Award Agreement. In the absence of such a determination, the holder shall be entitled to receive, with respect to each Share encompassed by the exercise of such SAR, the excess of the Fair Market Value of such Share on the date of exercise over the Grant Price.

2.43 **"Subsidiary"** means any Person (other than the Company) of which 50% or more of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company.

2.44 **"Substitute Awards"** means Awards granted solely in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

Section 3. Administration.

3.1 *Authority of Committee.* The Plan shall be administered by a Committee, which shall be appointed by and serve at the pleasure of the Board; provided, however, with respect to Awards to Outside Directors, all references in the Plan to the Committee shall be deemed to be references to the Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority in its discretion (and in accordance with Section 409A of the Code with respect to Awards subject thereto) to: (i) designate Participants; (ii) determine eligibility for participation in the Plan and decide all questions concerning eligibility for and the amount of Awards under the Plan; (iii) determine the type or types of Awards to be granted to a Participant; (iv) determine the number of Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with Awards; (v) determine the timing, terms, and conditions of any Award; (vi) accelerate the time at which all or any part of an Award may be settled or exercised; (vii) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (viii) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (ix) grant Awards as an alternative to, or as the form of payment for grants or rights earned or payable under, other bonus or compensation plans, arrangements or policies of the Company or a Subsidiary or Affiliate; (x) grant Substitute Awards on such terms and conditions as the Committee may prescribe, subject to compliance with the Incentive Stock Option rules under Section 422 of the Code and the nonqualified deferred compensation rules under Section 409A of the Code, where applicable; (xi) make all determinations under the Plan concerning any Participant's Separation from Service with the Company or a Subsidiary or Affiliate, including whether such separation occurs by reason of Cause, Good Reason, Disability, Retirement, or in connection with a Change in Control and whether a leave constitutes a Separation from Service; (xii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (xiii) except to the extent prohibited by Section 6.2, amend or modify the terms of any Award at or after grant with the consent of the holder of the Award; (xiv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xv) adopt special guidelines and provisions for Persons who are residing in, employed in or subject to the taxes of any domestic or foreign jurisdiction to comply with applicable tax and securities laws of such domestic or foreign jurisdiction; and (xvi) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any agreement related thereto or make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, subject to the exclusive authority of the Board under Section 14 hereunder to amend or terminate the Plan.

3.2 *Committee Discretion Binding.* Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary or Affiliate, any Participant and any holder or beneficiary of any Award. A Participant or other holder of an Award may contest a decision or action by the Committee with respect to such person or Award only on the grounds that such decision or action was arbitrary or capricious or was unlawful, and any review of such decision or action shall be limited to determining whether the Committee's decision or action was arbitrary or capricious or was unlawful.

3.3 *Delegation.* Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or of any Subsidiary or Affiliate, or to a Committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend or terminate Awards held by Participants who are not officers or directors of the Company for purposes of Section 16 or who are otherwise not subject to such Section 16.

3.4 *No Liability.* No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

Section 4. Shares Available for Awards.

4.1 *Shares Available.* Subject to the provisions of Section 4.2 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards under this Plan after the Effective Date is 1,250,000 (the "Share Reserve"). The number of Shares with respect to which Incentive Stock Options may be granted under this Plan shall be no more than 250,000. Subject to the application of the last sentence of this Section 4.1, the maximum number of Awards that the Company may issue under this Plan as Restricted Stock Awards and Restricted Stock Unit Awards shall be 900,000 (the "Full Value Award Cap") If any Award granted under this Plan (whether before or after the Effective Date of this Plan) shall expire, terminate, be settled in cash (in whole or in part, including, except with respect to Options or SARs, for tax withholding) or otherwise be forfeited or canceled for any reason before it has vested or been exercised in full, the Shares subject to such Award shall, to the extent of such expiration, cash settlement, forfeiture, or termination, again be available for Awards under the

Plan, in accordance with this Section 4.1. The Committee may make such other determinations regarding the counting of Shares issued pursuant to this Plan as it deems necessary or advisable, provided that such determinations shall be permitted by law. Notwithstanding the foregoing, if an Option or SAR is exercised, in whole or in part, by tender of Shares or if the Company's tax withholding obligation is satisfied by withholding Shares, the number of Shares deemed to have been issued under the Plan for purposes of the limitation set forth in this Section 4.1 shall be the number of Shares that were subject to the Option or SAR or portion thereof, and not the net number of Shares actually issued and any SARs to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of shares issued upon the settlement of the SAR. Any Shares that again become available for grant pursuant to this Section shall be added back to the Full Value Award Cap if the original Award of such Shares reduced the Full Value Award Cap.

4.2 *Adjustments.* Without limiting the Committee's discretion as provided in Section 13 hereof, if there shall occur any change in the capital structure of the Company by reason of any extraordinary dividend or other distribution (whether in the form of cash, Shares, other securities or other property, and other than a normal cash dividend), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other corporate transaction or event having an effect similar to the foregoing, affects the Shares, then the Committee shall, in an equitable and proportionate manner as determined by the Committee (and, as applicable, in such manner as is consistent with Sections 162(m), 422 and 409A of the Code and the regulations thereunder) either: (i) adjust any or all of (1) the aggregate number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan; (2) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards under the Plan, provided that the number of Shares subject to any Award shall always be a whole number; (3) the grant or exercise price with respect to any Award under the Plan, and (4) the limits on the number of Shares or Awards that may be granted to Participants under the Plan in any calendar year; (ii) provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect; or (iii) make provision for a cash payment to the holder of an outstanding Award. Any such adjustments to outstanding Awards shall be effected in a manner that precludes the material enlargement or dilution of rights and benefits under such Awards.

4.3 *Substitute Awards.* Any Shares issued by the Company as Substitute Awards in connection with the assumption or substitution of outstanding grants from any acquired corporation shall not reduce the Shares available for Awards under the Plan.

4.4 *Sources of Shares Deliverable under Awards.* Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of issued Shares which have been reacquired by the Company.

Section 5. Eligibility.

Any current or prospective Employee, Director or Consultant shall be eligible to be designated a Participant; provided, however, that Outside Directors shall only be eligible to receive Awards granted consistent with Section 10, provided further that the vesting and exercise of an Award to a prospective Employee, Director or Consultant are conditioned upon such individual attaining such status.

Section 6. Stock Options and Stock Appreciation Rights.

6.1 *Grant.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Options and SARs shall be granted, the number of Shares subject to each Award, the Option Price or Grant Price and the conditions and limitations applicable to the exercise of each Option and SAR. An Option may be granted with or without a related SAR. An SAR may be granted with or without a related Option. The grant of an Option or SAR shall occur when the Committee by resolution, written consent or other appropriate action determines to grant such Option or SAR for a particular number of Shares to a particular Participant at a particular Option Price or Grant Price, as the case may be, or such later date as the Committee shall specify in such resolution, written consent or other appropriate action. The Committee shall have the authority to grant Incentive Stock Options and to grant Non-Qualified Stock Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. An Employee who has been granted an Option under the Plan may be granted additional Options under the Plan if the Committee shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under all plans described in Section 422(d) of the Code of the Employee's employer corporation and its parent and Subsidiaries) exceeds $100,000, or if Options fail to qualify as Incentive Stock Options for any other reason, such Options shall constitute Non-Qualified Stock Options.

6.2 *Price.* The Committee in its sole discretion shall establish the Option Price at the time each Option is granted and the Grant Price at the time each SAR is granted. Except in the case of Substitute Awards, the Option Price of an Option may not be less than the Fair Market Value of a Share on the date such Option is deemed to have been granted pursuant to Section 6.1, and the Grant Price of an SAR may not be less than the Fair Market Value of a Share on the date such SAR is deemed to have been granted pursuant to Section 6.1. In the case of Substitute Awards or Awards granted in connection with an adjustment provided for in Section 4.2 hereof in the form of Options or SARS, such grants shall have an Option Price (or Grant Price) per Share that is intended to maintain the economic value of the Award that was replaced or adjusted as determined by the Committee. Notwithstanding the foregoing and except as permitted by the provisions of Section 4.2 hereof, the Committee shall not have the power to (i) amend the terms of previously granted Options to reduce the Option Price of such Options, (ii) amend the terms of previously granted SARs to reduce the Grant Price of such SARs, (iii) cancel such Options and grant substitute Options with a lower Option Price than the cancelled Options, or (iv) cancel such SARs and grant substitute SARs with a lower Grant Price than the cancelled SARs, in each case without the approval of the Company's stockholders.

6.3 *Term.* Subject to the Committee's authority under Section 3.1 and the provisions of Section 6.6, each Option and SAR and all rights and obligations thereunder shall expire on the date determined by the Committee and specified in the Award Agreement. The Committee shall be under no duty to provide terms of like duration for Options or SARs granted under the Plan. Notwithstanding the foregoing, but subject to Section 6.4(a) hereof, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date such Option or SAR was granted.

6.4 *Exercise.*

(a) Each Option and SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee shall have full and complete authority to determine, subject to Section 6.6 herein, whether an Option or SAR will be exercisable in full at any time or from time to time during the term of the Option or SAR, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option or SAR as the Committee may determine. The Committee may provide, at or after the grant, that the period of time over which an Option, other than an Incentive Stock Option, or SAR may be exercised shall be automatically extended if on the scheduled expiration of such Award, the Participant's exercise of such Award would violate applicable securities law; provided, however, that during the extended exercise period the Option or SAR may only be exercised to the extent such Award was exercisable in accordance with its terms immediately prior to such scheduled expiration date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such Option or SAR first would no longer violate such laws.

(b) The Committee may impose such conditions with respect to the exercise of Options or SARs, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable.

(c) An Option or SAR may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option or SAR, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Committee of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.

(d) Payment of the Option Price shall be made in (i) cash or cash equivalents, (ii) at the discretion of the Committee, by transfer, either actually or by attestation, to the Company of unencumbered Shares previously acquired by the Participant, valued at the Fair Market Value of such Shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes (which taxes may be satisfied in accordance with Section 15.6 of the Plan), such transfer to be upon such terms and conditions as determined by the Committee, (iii) by a combination of (i) or (ii), or (iv) by any other method approved or accepted by the Committee in its sole discretion, including, if the Committee so determines, (x) a cashless (broker-assisted) exercise that complies with applicable laws or (y) withholding Shares (net-exercise) otherwise deliverable to the Participant pursuant to the Option having an aggregate Fair Market Value at the time of exercise equal to the total Option Price together with any applicable withholding taxes (which taxes may be satisfied in accordance with Section 15.6 of the Plan). Until the optionee has been issued the Shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such Shares. The Company reserves, at any and all times in the Company's sole discretion, the right to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a method set forth in subsection (iv) above, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(e) At the Committee's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, Shares or a combination of cash and Shares. A fractional Share shall not be deliverable upon the exercise of a SAR but a cash payment will be made in lieu thereof.

6.5 *Separation from Service.* Except as otherwise provided in the applicable Award Agreement, an Option or SAR may be exercised only to the extent that it is then exercisable, and if at all times during the period beginning with the date of granting such Award (or if later, the date on which the Participant first became an Employee, Director or Consultant) and ending on the date of exercise of such Award the Participant is an Employee, Non-Employee Director or Consultant, and shall terminate immediately upon a Separation from Service by the Participant. Notwithstanding the foregoing provisions of this Section 6.5 to the contrary, the Committee may determine in its discretion that an

Option or SAR may be exercised following any such Separation from Service, whether or not exercisable at the time of such separation; provided, however, that in no event may an Option or SAR be exercised after the expiration date of such Award specified in the applicable Award Agreement, except as provided in Section 6.4(a).

6.6 *Ten Percent Stock Rule.* Notwithstanding any other provisions in the Plan, if at the time an Option is otherwise to be granted pursuant to the Plan, the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its parent or Subsidiary or Affiliate corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Option is granted.

Section 7. Restricted Shares and Restricted Share Units.

7.1 *Grant.*

(a) Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Restricted Shares and Restricted Share Units shall be granted, the number of Restricted Shares and/or the number of Restricted Share Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Shares and Restricted Share Units may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Share and Restricted Share Unit Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

(b) Each Restricted Share and Restricted Share Unit Award made under the Plan shall be for such number of Shares as shall be determined by the Committee and set forth in the Award Agreement containing the terms of such Restricted Share or Restricted Share Unit Award. Such agreement shall set forth a period of time (which shall be not less than one year for Participants other than Non-Employee Directors and Outside Directors) during which the Participant receiving such Award must remain in the continuous employment (or other service-providing capacity) of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the Shares covered by the Restricted Share or Restricted Share Unit Award. The Award Agreement may also, in the discretion of the Committee, set forth performance or other conditions (including, but not limited to, performance goals based on the criteria listed in Section 11 of the Plan) that will subject the Shares to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share and Restricted Share Unit Awards.

7.2 *Delivery of Shares and Transfer Restrictions.*

(a) At the time a Restricted Share Award is granted, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the Participant receiving such Award. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the Participant receiving such Award subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The foregoing to the contrary notwithstanding, the Committee may, in its discretion, provide that a Participant's ownership of Restricted Shares prior to the lapse of any transfer restrictions or any other applicable restrictions shall, in lieu of such certificates, be evidenced by a "book entry" (*i.e.*, a computerized or manual entry) in the records of the Company or its designated agent in the name of the Participant who has received such Award, and confirmation and account statements sent to the Participant with respect to such book-entry Shares may bear the restrictive legend referenced in the preceding sentence. Such records of the Company or such agent shall, absent manifest error, be binding on all Participants who receive Restricted Share Awards evidenced in such manner. The holding of Restricted Shares by the Company or such an escrow holder, or the use of book entries to evidence the ownership of Restricted Shares, in accordance with this Section 7.2(a), shall not affect the rights of Participants as owners of the Restricted Shares awarded to them, nor affect the restrictions applicable to such shares under the Award Agreement or the Plan, including the transfer restrictions.

(b) Unless otherwise provided in the applicable Award Agreement, the Participant receiving an Award of Restricted Shares shall have all rights of a stockholder with respect to the Restricted Shares, including the right to receive dividends and the right to vote such Shares, subject to the following restrictions: (i) the Participant shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Shares; (ii) none of the Shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the Shares shall be forfeited and all rights of the Participant to such Shares shall terminate, without further obligation on the part of the Company, unless the Participant remains in the continuous employment of the Company for the entire restricted period in relation to which such Shares were granted and unless any other restrictive conditions relating to the Restricted Share Award are met. Restricted Share Units shall be subject to similar transfer restrictions as Restricted Share Awards, except that no Shares are actually awarded to a Participant who is granted Restricted Share Units on the date of grant, and such Participant shall have no rights of a stockholder with respect to such Restricted Share Units until the restrictions set forth in the applicable Award Agreement have lapsed.

7.3 *Termination of Restrictions.* At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share Award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the Award Agreement relating to the Restricted Share Award or in the Plan shall lapse as to the Restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant's beneficiary or estate, as the case may be (or, in the case of book-entry Shares, such restrictions and restricted stock legend shall be removed from the confirmation and account statements delivered to the Participant or the Participant's beneficiary or estate, as the case may be, in book-entry form). The Company shall have the right to repurchase Restricted Shares at their original issuance price or other stated or formula price (or to require forfeiture of such Shares if issued at no cost) in the event that conditions specified in the Award Agreement with respect to such Restricted Shares are not satisfied prior to the end of the applicable restricted period.

7.4 *Payment of Restricted Share Units.* Each Restricted Share Unit shall have a value equal to the Fair Market Value of a Share. Restricted Share Units may be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. The applicable Award Agreement shall specify whether a Participant will be entitled to receive dividend equivalent rights in respect of Restricted Share Units at the time of any payment of dividends to stockholders on Shares. If the applicable Award Agreement specifies that a Participant will be entitled to dividend equivalent rights, (i) the amount of any such dividend equivalent right shall equal the amount that would be payable to the Participant as a stockholder in respect of a number of Shares equal to the number of vested Restricted Share Units then credited to the Participant, and (ii) any such dividend equivalent right shall be paid in accordance with the Company's payment practices as may be established from time to time and as of the date on which such dividend would have been payable in respect of outstanding Shares (and in accordance with Section 409A of the Code with regard to Awards subject thereto); provided, that no dividend equivalents shall be currently paid on Restricted Share Units that are not yet vested. Except as otherwise determined by the Committee at or after grant, Restricted Share Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of, and all Restricted Share Units and all rights of the grantee to such Restricted Share Units shall terminate, without further obligation on the part of the Company, unless the Participant remains in continuous employment of the Company for the entire restricted period in relation to which such Restricted Share Units were granted and unless any other restrictive conditions relating to the Restricted Share Unit Award are met.

Section 8. Performance Awards.

8.1 *Grant.* The Committee shall have sole and complete authority to determine the Participants who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Shares (including but not limited to Restricted Shares and Restricted Share Units), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

8.2 *Terms and Conditions.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

8.3 *Payment of Performance Awards.* Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Separation from Service prior to the end of any performance period, other than for reasons of death or Disability, will result in the forfeiture of the Performance Award, and no payments will be made. Notwithstanding the foregoing, the Committee may in its discretion, waive any performance goals and/or other terms and conditions relating to a Performance Award. A Participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

Section 9. Other Stock-Based Awards.

The Committee shall have the authority to determine the Participants who shall receive an Other Stock-Based Award, which shall consist of any right that is (i) not an Award described in Sections 6 and 7 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award.

Section 10. Non-Employee Director and Outside Director Awards.

10.1 The Board may provide that all or a portion of a Non-Employee Director's annual retainer, meeting fees and/or other awards or compensation as determined by the Board, be payable (either automatically or at the election of a Non-Employee Director) in the form of Non-Qualified Stock Options, Restricted Shares, Restricted Share Units and/or Other Stock-Based Awards, including unrestricted Shares. The Board shall determine the terms and conditions of any such Awards, including the terms and conditions which shall apply upon a termination of the Non-Employee Director's service as a member of the Board, and shall have full power and authority in its discretion to administer such Awards, subject to the terms of the Plan and applicable law.

10.2 The Board may also grant Awards to Outside Directors pursuant to the terms of the Plan, including any Award described in Sections 6, 7 and 9 above. With respect to such Awards, all references in the Plan to the Committee shall be deemed to be references to the Board.

Section 11. Provisions Applicable to Covered Officers and Performance Awards.

11.1 Notwithstanding anything in the Plan to the contrary, unless the Committee determines that a Performance Award to be granted to a Covered Officer should not qualify as "performance-based compensation" for purposes of Section 162(m), Performance Awards granted to Covered Officers shall be subject to the terms and provisions of this Section 11.

11.2 The Committee may grant Performance Awards to Covered Officers based solely upon the attainment of performance targets related to one or more performance goals selected by the Committee from among the goals specified below. For the purposes of this Section 11, performance goals shall be limited to one or more of the following Company, Subsidiary, operating unit, business segment or division financial performance measures:

(a) earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation;

(b) net sales;

(c) operating (or gross) income or profit;

(d) pretax income before allocation of corporate overhead and/or bonus;

(e) operating efficiencies;

(f) operating income as a percentage of net sales;

(g) return on equity, assets, capital, capital employed or investment;

(h) after tax operating income;

(i) net income;

(j) earnings or book value per Share;

(k) financial ratios;

(l) cash flow(s);

(m) total sales or revenues or sales or revenues per employee;

(n) capital expenditures as a percentage of net sales;

(o) total operating expenses, or some component or combination of components of total operating expenses, as a percentage of net sales;

(p) stock price or total stockholder return, including any comparisons with stock market indices;

(q) appreciation in or maintenance of the price of the common stock or any publicly-traded securities of the Company;

(r) dividends;

(s) debt or cost reduction;

(t) comparisons with performance metrics of peer companies;

(u) comparisons of Company stock price performance to the stock price performance of peer companies;

(v) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals (including, without limitation, developmental, strategic or manufacturing milestones of products or projects in development, execution of contracts with current or prospective customers and development of business expansion strategies) and meeting goals relating to acquisitions, joint ventures or collaborations or divestitures;

(w) economic value-added models; or

(x) any combination thereof.

Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any Subsidiary, operating unit, business segment or division of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or Shares outstanding, or to assets or net assets. The Committee may appropriately adjust any evaluation of performance under criteria set forth in this Section 11.2 to exclude any of the following events that occurs during a performance period: (i) asset impairments or write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, (v) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year, (vi) the effect of adverse federal, governmental or regulatory action, or delays in federal, governmental or regulatory action or (vii) any other event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; provided that the Committee commits to make any such adjustments within the 90 day period set forth in Section 11.4.

11.3 With respect to any Covered Officer: (a) the maximum number of Shares in respect of which all Performance Awards may be granted in any fiscal year under Section 8 of the Plan is 75,000; (b) the maximum amount of all Performance Awards that are settled in cash and that may be granted in any fiscal year under Section 8 of the Plan is $2,000,000; and (c) the maximum number of all Shares in respect of which Options or SARs (taken together) may be granted in any fiscal year under the Plan is 100,000. The individual Covered Officer limitations set forth in this Section 11.3 shall be cumulative; that is, to the extent that Shares or cash for which Awards are permitted to be granted to a Participant during a fiscal year are not covered by an Award to such Participant in that fiscal year, the number of Shares (or amount of cash, as the case may be) available for Awards to such Participant shall automatically increase in the subsequent fiscal years during the term of the Plan until used.

11.4 In the case of grants of Performance Awards with respect to which compliance with Section 162(m) is intended, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee shall certify in writing (which may be set forth in the minutes of the Committee) whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant in its sole discretion to the assessment of individual or corporate performance for the performance period.

11.5 Unless otherwise expressly stated in the relevant Award Agreement, each Performance Award granted to a Covered Officer under the Plan is intended to be performance-based compensation within the meaning of Section 162(m). Accordingly, unless otherwise determined by the Committee, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee discretion to increase the amount of compensation otherwise payable to a Covered Officer in connection with any such Award upon the attainment of the performance criteria established by the Committee.

Section 12. Separation from Service.

12.1 The Committee shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a Separation from Service with the Company, its Subsidiaries and Affiliates, including a separation from the Company with or without Cause, by a Participant voluntarily, including for Good Reason, or by reason of death, Disability, Early Retirement or Normal Retirement, and may provide such terms and conditions in the Award Agreement or in such rules and regulations as it may prescribe.

12.2 Unless otherwise provided in this Plan, an Award Agreement, or by a contractual agreement between the Company or a Subsidiary and a Participant, if a Participant's employment with or service to the Company or a Subsidiary terminates before the restrictions imposed on the Award lapse, the performance goals have been satisfied or the Award otherwise vests, such Award shall be forfeited.

Section 13. Change in Control.

13.1 *Certain Terminations.* Unless otherwise provided by the Committee, or in an Award Agreement or by a contractual agreement between the Company or a Subsidiary and a Participant, if, within twelve months after the Company obtains actual knowledge that a Change in Control has occurred, a Participant's employment with or service to the Company or a Subsidiary or Affiliate (or any of their successors) is terminated for any reason, all outstanding Awards of such Participant shall vest, become immediately exercisable and payable and have all restrictions lifted.

13.2 *Accelerated Vesting.* The Committee may (in accordance with Section 409A, to the extent applicable), in its discretion, provide in any Award Agreement, or, in the event of a Change in Control, may take such actions as it deems appropriate to provide, for the acceleration of the exercisability, vesting and/or settlement in connection with such Change in Control of each or any outstanding Award or portion thereof and Shares acquired pursuant thereto upon such conditions (if any), including termination of the Participant's service prior to, upon, or following such Change in Control, to such extent as the Committee shall determine. In the event of a Change of Control, and without the consent of any Participant, the Committee may, in its discretion, provide that for a period of at least fifteen (15) days prior to the Change in Control, any Options or Stock Appreciation Rights shall be exercisable as to all Shares subject thereto and that upon the occurrence of the Change in Control, such Stock Options or Stock Appreciation Rights shall terminate and be of no further force and effect.

13.3 *Assumption, Continuation or Substitution.* In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may (in accordance with Section 409A, to the extent applicable), without the consent of any Participant, either assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable; provided, that in the event of such an assumption, the Acquiror must grant the rights set forth in Section 13.1 to the Participant in respect of such assumed Awards. For purposes of this Section, if so determined by the Committee, in its discretion, an Award denominated in Shares shall be deemed assumed if, following the Change in Control, the Award (as adjusted, if applicable, pursuant to Section 4.2 hereof) confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled; provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each Share subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Shares pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

13.4 *Cash-Out of Awards.* The Committee may (in accordance with Section 409A, to the extent applicable), in its discretion at or after grant and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award or a portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested Share including pursuant to Section 13.2 subject to such Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Share in the Change in Control, reduced by the exercise or purchase price per share, if any, under such Award (which payment may, for the avoidance of doubt, be $0, in the event the per share exercise or purchase price of an Award is greater than the per share consideration in connection with the Change in Control). In the event such determination is made by the Committee, the amount of such payment (reduced by applicable withholding taxes, if any), if any, shall be paid to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and may be paid in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.

13.5 *Performance Awards.* The Committee may (in accordance with Section 409A, to the extent applicable), in its discretion at or after grant, provide that in the event of a Change in Control, (i) any outstanding Performance Awards relating to performance periods ending prior to the Change in Control which have been earned but not paid shall become immediately payable, (ii) all then-in-progress performance periods for Performance Awards that are outstanding shall end, and either (A) any or all Participants shall be deemed to have earned an award equal to the relevant target award opportunity for the performance period in question, or (B) at the Committee's discretion, the Committee shall determine the extent to which performance criteria have been met with respect to each such Performance Award, if at all, and (iii) the Company shall cause to be paid to each Participant such partial or full Performance Awards, in cash, Shares or other property as determined by the Committee, within thirty (30) days of such Change in Control, based on the Change in Control consideration, which amount may be zero if applicable. In the absence of such a determination, any Performance Awards relating to performance periods that will not have ended as of the date of a Change in Control shall be terminated and canceled for no further consideration.

Section 14. Amendment and Termination.

14.1 *Amendments to the Plan.* The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time (and in accordance with Section 409A of the Code with regard to Awards subject thereto); provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to comply.

14.2 *Amendments to Awards.* Subject to the restrictions of Section 6.2, the Committee may waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively in time (and in accordance with Section 409A of the Code with regard to Awards subject thereto); provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

14.3 *Adjustments of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee is hereby authorized to make equitable and proportionate adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (and shall make such adjustments for the events described in Section 4.2 hereof) affecting the Company, any Subsidiary or Affiliate, or the financial statements of the Company or any Subsidiary or Affiliate, or of changes in applicable laws, regulations or accounting principles.

Section 15. General Provisions.

15.1 *Limited Transferability of Awards.* Except as otherwise provided in the Plan, an Award Agreement or by the Committee at or after grant, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution. No transfer of an Award by will or by laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary or appropriate to establish the validity of the transfer. No transfer of an Award for value shall be permitted under the Plan.

15.2 *Dividend Equivalents.* In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis. All dividend or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional Shares, or, in the case of dividends or dividend equivalents credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Section 4 shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as Performance Awards. Notwithstanding the foregoing, with respect to an Award subject to Section 409A of the Code, the payment, deferral or crediting of any dividends or dividend equivalents shall conform to the requirements of Section 409A of the Code and such requirements shall be specified in writing.

15.3. *Compliance with Section 409A of the Code.* No Award (or modification thereof) shall provide for deferral of compensation that does not comply with Section 409A of the Code unless the Committee, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if one or more of the payments or benefits received or to be received by a Participant pursuant to an Award would cause the Participant to incur any additional tax or interest under Section 409A of the Code, the Committee may reform such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A of the Code. In addition, if a Participant is a Specified Employee at the time of his or her Separation from Service, any payments with respect to any Award subject to Section 409A of the Code to which the Participant would otherwise be entitled by reason of such Separation from Service shall be made on the date that is six months after the Participant's Separation from Service (or, if earlier, the date of the Participant's death). Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. The Company shall not be liable to any Participant for any tax, interest, or penalties that Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

15.4 *No Rights to Awards.* No Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each Participant.

15.5 *Share Certificates.* All certificates for Shares or other securities of the Company or any Subsidiary or Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC or any state securities commission or regulatory authority, any stock exchange or other market upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

15.6 *Tax Withholding.* A Participant may be required to pay to the Company or any Subsidiary or Affiliate and the Company or any Subsidiary or Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Options to defray or offset any tax arising from the grant, vesting, exercise or payment of any Award. Without limiting the generality of the foregoing, the Committee may in its discretion permit a Participant to satisfy or arrange to satisfy, in whole or in part, the tax obligations incident to an Award by: (a) electing to have the Company withhold Shares or other property otherwise deliverable to such Participant pursuant to the Award (provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy required federal, state local and foreign withholding obligations using the minimum statutory withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that are applicable to supplemental taxable income) and/or (b) tendering to the Company Shares owned by such Participant (or by such Participant and his or her spouse jointly) and purchased or held for the requisite period of time as may be required to avoid the Company's or the Affiliates' or Subsidiaries' incurring an adverse accounting charge, based, in each case, on the Fair Market Value of the Shares on the payment date as determined by the Committee. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

15.7 *Award Agreements.* Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered (including, but not limited to, through an online equity incentive plan management portal) to the Participant and may specify the terms and conditions of the Award and any rules applicable thereto. In the event of a conflict between the terms of the Plan and any Award Agreement, the terms of the Plan shall prevail. The Committee shall, subject to applicable law, determine the date an Award is deemed to be granted. The Committee or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement's or document's effectiveness that such agreement or document be executed by the Participant, including by electronic signature or other electronic indication of acceptance, and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

15.8 *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Shares, Restricted Share Units, Other Stock-Based Awards or other types of Awards provided for hereunder.

15.9 *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary or Affiliate. Further, the Company or a Subsidiary or Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in an Award Agreement.

15.10 *No Rights as Stockholder.* Subject to the provisions of the Plan and the applicable Award Agreement, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until such person has become a holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Shares hereunder, the applicable Award Agreement shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Shares.

15.11 *Governing Law.* The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles.

15.12 *Severability.* If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

15.13 *Other Laws.* The Company will not be obligated to issue, deliver or transfer any Shares pursuant to the Plan or to remove restrictions from Shares previously delivered pursuant to the Plan until: (a) all conditions of the applicable Award Agreement have been met or removed to the satisfaction of the Committee; (b) all other legal matters, including receipt of consent or approval of any regulatory body and compliance with any state or federal securities or other law, in connection with the issuance and delivery of such Shares have been satisfied; (c) the Participant or holder or beneficiary of the Shares or Award has executed and delivered to the Company such representations or agreements as the Committee may consider appropriate to satisfy the requirements of any state or federal securities or other law; and (d) such issuance would not entitle the Company to recover amounts under Section 16(b) of the Exchange Act from such Participant or holder or beneficiary of the Shares or Award. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel necessary to the lawful issuance of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue the Shares as to which such requisite authority shall not have been obtained.

15.14 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary or Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary or Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary or Affiliate.

15.15 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

15.16 *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 16. Term of The Plan.

16.1 *Effective Date.* The Plan shall be effective upon the date that it is adopted by the Board (the "Effective Date"). The Plan shall be approved by the Company's stockholders at a meeting duly held in accordance with applicable law within twelve (12) months before or after the Effective Date. Upon such approval of the Plan, all Awards granted under the Plan on or after the Effective Date shall be fully effective as if such approval had occurred on the Effective Date. If the Plan is not approved as set forth in this section, any Awards granted under the Plan shall be null and void and of no effect.

16.2 *Expiration Date.* No new Awards shall be granted under the Plan after the tenth (10th) anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth (10th) anniversary of the Effective Date.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section
NOV - 2 2012
Washington, DC
121

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 28, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-21531

UNITED NATURAL FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**05-0376157**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

313 Iron Horse Way, Providence, RI 02908
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code:
(401) 528-8634

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $2,172,850,421 based upon the closing price of the registrant's common stock on the Nasdaq Global Select Market® on January 27, 2012. The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of September 6, 2012 was 49,015,833.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on December 12, 2012 are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

UNITED NATURAL FOODS, INC.

FORM 10-K

TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

Unless otherwise specified, references to "United Natural Foods," "we," "us," "our" or "the Company" in this Annual Report on Form 10-K ("Annual Report" or "Report") mean United Natural Foods, Inc. and all entities included in our consolidated financial statements. See the consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Report for information regarding our financial performance.

Overview

We believe we are the leading distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada, and that our twenty-six distribution centers, representing approximately 6.2 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national, regional and private label brands in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and foodservice products and personal care items. We serve more than 23,000 customer locations primarily located across the United States and Canada which can be classified as follows:

- independently owned natural products retailers, which include buying clubs;
- supernatural chains, which consist solely of Whole Foods Market, Inc. ("Whole Foods Market");
- conventional supermarkets and mass market chains; and
- other, which includes foodservice and international customers outside of Canada.

We were the first organic food distribution network in the United States designated as a "Certified Organic Distributor" by Quality Assurance International, Inc. ("QAI"), an organic certifying agency accredited by the United States Department of Agriculture ("USDA"). This process involved a comprehensive review by QAI of our operating and purchasing systems and procedures. This certification covers all of our broadline distribution centers in the United States, except our primarily specialty products distribution center in Leicester, Massachusetts. Four of our Canadian distribution centers are certified organic by either QAI or Ecocert Canada, while the remaining Canadian distribution center sells only Kosher foods and is therefore not certified organic.

Since the formation of our predecessor in 1976, we have grown our business both organically and through acquisitions which have expanded our distribution network, product selection and customer base. Since fiscal 2002, our net sales have increased at a compounded annual growth rate ("CAGR") of 16.1%. In recent years, our sales to existing and new customers have increased through the continued growth of the natural and organic products industry in general; our efforts to increase the number of conventional supermarket customers to whom we distribute products; increased market share through our high-quality service and broader product selection, including specialty products, and the acquisition of, or merger with, natural organic, and specialty product distributors; the expansion of our existing distribution centers; the construction of new distribution centers; the introduction of new products and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have broadened our geographic penetration, expanded our customer base, enhanced and diversified our product selection and increased our market share.

We have been the primary distributor to Whole Foods Market for more than fourteen years. Effective June 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020. On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Market Distribution, Inc. ("Whole Foods Distribution"), a wholly owned subsidiary of Whole Foods Market, previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions, and to become the primary distributor in these regions. We closed this transaction in late September 2010 in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States, and have amended our distribution agreement with Whole Foods Market effective October 11, 2010 to include these regions.

In June 2010, we acquired certain Canadian food distribution assets (the "SDG assets") of the SunOpta Distribution Group business ("SDG") of SunOpta Inc. ("SunOpta"), through our wholly-owned subsidiary, UNFI Canada, Inc. ("UNFI Canada") for cash consideration of $65.8 million. With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provided us with an immediate platform for growth in the Canadian market. During fiscal 2012, we utilized our UNFI Canada platform to further expand in the Canadian market, including through our acquisition of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011.

The ability to distribute specialty food items (including ethnic, kosher and gourmet) has accelerated our expansion into a number of high-growth business markets and allowed us to establish immediate market share in the fast-growing specialty foods market. We have now integrated specialty food products and natural and organic specialty non-food items into most of our broadline distribution centers across the United States and Canada. Due to our expansion into specialty foods, over the past three fiscal years we have been awarded new business with a number of conventional supermarkets that previously had not done business with us because we did not distribute specialty products. We believe that the distribution of these products enhances our conventional supermarket business channel and that our complementary product lines continue to present opportunities for cross-selling.

On June 9, 2011, we entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R Distributors") pursuant to which we agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to these product lines. This divestiture was completed in the first quarter of fiscal 2012 and has allowed us to concentrate on our core business of the distribution of natural, organic, and specialty foods and non-food products. As a result of this divestiture, we recognized a non-cash impairment charge of $5.8 million related to land, building and equipment at our Harrison, Arkansas facility during the fourth quarter of fiscal 2011. During fiscal 2012, we recognized severance and other expenses related to this divestiture of approximately $5.1 million. In the fourth quarter of fiscal 2012, we sold the Harrison, Arkansas facility to a third party. See "Our Operating Structure—Wholesale Division" for further information regarding our distribution business.

We operate thirteen natural products retail stores within the United States, located primarily in Florida (with two locations in Maryland and one in Massachusetts), through our subsidiary doing business as Earth Origins Market ("Earth Origins"). We also operate one natural products retail store, Drive Organics, in Vancouver, British Columbia. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service. In addition, our subsidiary doing business as Woodstock Farms Manufacturing specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections.

We are a Delaware corporation based in Providence, Rhode Island, and we conduct business through our various wholly owned subsidiaries. We operated twenty-six distribution centers at 2012 fiscal year end, and we believe that our approximately 6.2 million square feet of distribution space provide us with the largest capacity of any distributor of natural, organic and specialty products in the United States or Canada. In April 2012, we entered into a lease for a new 535,000 square foot facility in Aurora, Colorado to replace our two existing broadline distribution centers and an Albert's Organics, Inc. ("Albert's") distribution center.

The Natural Products Industry

The natural products industry encompasses a wide range of products including organic and non-organic foods, nutritional, herbal and sports supplements, toiletries and personal care items, naturally-based cosmetics, natural/homeopathic medicines, pet products and cleaning agents. According to *The Natural Foods Merchandiser*, a leading natural products industry trade publication, sales for all types of natural products were $90.8 billion in calendar 2011, a growth of $8.2 billion or approximately 9.9% from 2010. According to the *National Association for the Specialty Food Trade*, a leading specialty food industry trade publication, sales in calendar 2011 were $75.1 billion. We believe the growth rate of the natural products industry has outpaced the growth of the overall food-at-home industry as a result of the increasing demand by consumers for a healthy lifestyle, food safety and environmental sustainability.

Our Operating Structure

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States; UNFI Canada, which is our natural, organic and specialty business in Canada; Albert's, which is a leading distributor within the United States of organically grown produce and non-produce perishable items; and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of Earth Origins, which operates our thirteen natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections, and our Blue Marble Brands product lines.

Wholesale Division

Our broadline distribution business is organized into three regions—our Eastern Region, our Western Region and our Canadian region. We distribute natural, organic and specialty products in all of our product categories to customers in the Eastern and Midwestern portions of the United States through our Eastern Region and to customers in the Western and Central portions of the United States through our Western Region. Our Canadian Region distributes natural, organic and specialty products in all of our product categories to all of our customers in Canada. As of our 2012 fiscal year end, our Eastern Region operated eight distribution centers, which provided approximately 3.1 million square feet of warehouse space, our Western Region operated nine distribution centers, which provided approximately 2.5 million square feet of warehouse space and our Canadian Region operated five distribution centers, which provided approximately 0.3 million square feet of warehouse space.

Through Albert's, we distribute organically grown produce and non-produce perishables, such as organic milk, dressings, eggs, juices, poultry and various other refrigerated specialty items. Albert's operates out of seven distribution centers providing approximately 0.2 million square feet of warehouse space, strategically located in all regions of the United States, and is designated as a "Certified Organic Distributor" by QAI.

Through Select Nutrition, we distribute more than 14,000 health and beauty aids, vitamins, minerals and supplements from distribution centers in Pennsylvania and California.

Certain of our distribution centers are shared by multiple operations within our wholesale division.

Retail Division

We operate thirteen natural products retail stores through Earth Origins within the United States, nine of which are located in Florida, two in Maryland and one in Massachusetts. We also operate a natural products retail store in Vancouver, British Columbia that is reflected within our wholesale division. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service.

We believe our natural products retail stores have a number of advantages over their competitors, including our financial strength and marketing expertise, the purchasing power resulting from group purchasing by stores within Earth Origins and the breadth of our product selection.

We believe that we benefit from certain advantages in acting as a distributor to our natural products retail stores, including our ability to:

- control the purchases made by these stores;
- expand the number of high-growth, high-margin product categories, such as produce and prepared foods, within these stores; and
- stay abreast of the trends in the retail marketplace, which enables us to better anticipate and serve the needs of our wholesale customers.

Additionally, as the primary natural products distributor to our retail locations, we realize significant economies of scale and operating and buying efficiencies. As an operator of natural products retail stores, we also have the ability to test market select products prior to offering them nationally. We can then evaluate consumer reaction to the product without incurring significant inventory risk. We also are able to test new marketing and promotional programs within our stores prior to offering them to our wholesale customer base.

Manufacturing Division

Our subsidiary, Woodstock Farms Manufacturing, specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections. We sell these items in bulk and through private label packaging arrangements with large health food, supermarket and convenience store chains and independent owners. We operate an organic (USDA and QAI) and kosher (Circle K) certified packaging, roasting, and processing facility in New Jersey.

Our Blue Marble Brands product lines address certain needs or preferences of customers of our wholesale division, which are not otherwise being met by other suppliers. We carry over 15 brand names, representing over 600 unique products. Our Blue Marble Brands products are sold through our wholesale division, through third-party distributors in the natural, organic and specialty industry and directly to retailers. Our Field Day® brand is only sold to customers in our independent natural products retailer channel (or "independent retailers"), and is meant to serve as a private label brand for independent retailers to allow them to compete with conventional supermarkets which often have their own private label store brands.

Our Competitive Strengths

We believe we distinguish ourselves from our competitors through the following strengths:

We are the market leader with a nationwide presence in the United States and Canada.

We believe that we are the largest distributor of natural, organic and specialty foods and non-food products by sales in the United States and Canada, and one of the few distributors capable of meeting the natural, organic and specialty product needs of local and regional customers, conventional supermarket chains, and the rapidly growing supernatural chain. The opening of our facility in Lancaster, Texas in September 2010 marked the extension of our distribution presence to a nation-wide level. We believe that our network of twenty-six distribution centers (including five in Canada) creates significant advantages over smaller and regional distributors. Our nationwide presence across the United States and Canada allows us to offer marketing and customer service programs across regions, offer a broader product selection and provide operational excellence with high service levels and same day or next day on-time deliveries.

We are an efficient distributor.

We believe that our scale affords us significant benefits within a highly fragmented industry including volume purchasing opportunities and warehouse and distribution efficiencies. Our continued growth has allowed us to expand our existing facilities and open new facilities as we seek to achieve maximum operating efficiencies, including reduced fuel and other transportation costs, and has created sufficient capacity for future growth. Recent efficiency improvements include the centralization of general and administrative functions, the consolidation of systems applications among physical locations and regions and the optimization of customer distribution routes, all of which reduced expenses. We have made significant investments in our people, facilities, equipment and technology to broaden our footprint and enhance the efficiency of our operations. Key examples in the last three years include the following:

- In September 2009, we commenced operations of a new facility in Charlotte, North Carolina serving Albert's customers in North Carolina, South Carolina, Georgia, Tennessee and Virginia.
- In connection with the acquisition of the SDG assets in June 2010, we acquired five distribution centers which provided a nationwide presence in Canada with approximately 286,000 square feet of distribution space and the ability to serve all major markets in Canada.
- In September 2010, we commenced operations at a new facility in Lancaster, Texas serving customers throughout the Southwestern United States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana.
- In October 2010 we began operating the former Whole Foods Distribution center in Aurora, Colorado.
- During July 2011 we completed the integration of specialty food products into our nationwide platform.
- Finally, in April 2012 we signed the lease for a new 535,000 square foot facility in Aurora, Colorado in order to consolidate all Aurora operations into one building, which is expected to become operational in the summer of 2013.

We have extensive and long-standing customer relationships and provide superior service.

Throughout the 36 years of our, and our predecessors' operations, we have developed long-standing customer relationships, which we believe are among the strongest in our industry. In particular, we have been the primary supplier of natural and organic products to the largest supernatural chain in the United States, Whole Foods Market, for more than 14 years. A key driver of our strong customer loyalty is our superior service levels, which include accurate fulfillment of orders, timely product delivery, competitive prices and a high level of product marketing support. Our average distribution in-stock service level for fiscal 2012, measured as the percentage of items ordered by customers that are delivered by the requested delivery date (excluding manufacturer out-of-stocks and discontinued items), was approximately 98%. We believe that our high distribution service levels are attributable to our experienced purchasing departments and sophisticated warehousing, inventory control and distribution systems. Furthermore, we offer next-day delivery service to a majority of our active customers and offer multiple deliveries each week to our largest customers, which we believe differentiates us from many of our competitors.

We have an experienced, motivated management team and employee base.

Our management team has extensive experience in the retail and distribution business, including the natural, organic and specialty product industries. On average, each of our eleven executive officers has over nineteen years of experience in the retail, natural products or food distribution industry. In addition, we believe our employee base is highly motivated as our Employee Stock Ownership Trust beneficially owns approximately 4.2% of our outstanding common stock. Furthermore, a significant portion of our management-level employees' compensation is equity based or performance based, and, therefore, there is a substantial incentive to continue to generate strong growth in operating results in the future.

Our Growth Strategy

We seek to maintain and enhance our position within the natural and organic industry in the United States and Canada and to increase our market share in the specialty products industry. Since our formation, we have grown our business organically and through the acquisition of a number of distributors and suppliers, which has expanded our distribution network, product selection and customer base. For example, we acquired our Albert's, Earth Origins, Woodstock Farms Manufacturing, and specialty businesses, and during fiscal 2010, we acquired the assets that comprise UNFI Canada.

Beginning in fiscal 2009, our strategic plan has focused on increasing market share, particularly in our conventional supermarket channel. This channel typically generates lower gross margins than our independent retailer channel, but also typically has lower operating expenses. Our strategic plan also includes the roll-out of a national warehouse management and procurement system upgrade, which was launched in our Lancaster, Texas distribution center in September 2010 and subsequently implemented in our Ridgefield, Washington distribution center in July 2012. We expect this system to be rolled out in all of our distribution centers by the end of fiscal 2015. These steps and others are intended to promote operational efficiencies and further reduce our operating expenses to offset the lower gross margins associated with increased sales to the conventional supermarket and supernatural channels.

To implement our growth strategy, we intend to continue increasing our leading market share of the growing natural and organic products industry by expanding our customer base, increasing our share of existing customers' business and continuing to expand and further penetrate new distribution territories. We plan to expand our presence within the specialty industry by offering new and existing customers a single wholesale distributor capable of meeting their specialty and natural and organic product needs on a national or regional basis. Key elements of our strategy include:

Expanding Our Customer Base

As of July 28, 2012, we served more than 23,000 customer locations primarily in the United States and Canada. We plan to expand our coverage of the highly fragmented natural and organic and specialty products industry by cultivating new customer relationships within the industry and by further developing our existing channels of distribution, such as independent natural products retailers, conventional supermarkets, mass market outlets, institutional foodservice providers, buying clubs and gourmet stores. With the coordinated distribution of our specialty products with our natural and organic products, which commenced with the integration of our York, Pennsylvania facility in April 2009, we believe that we have the opportunity to continue gaining market share in the conventional supermarket channel as the result of our ability to offer an integrated and efficient distribution solution for our customers. In fiscal 2010 we gained new business from a number of conventional supermarket customers, including Giant-Landover, Shop-Rite and Kings, partially as a result of our complementary product selection. In part as a result of our product breadth, in fiscal 2011 we were awarded new business from several other conventional supermarket customers, including Giant Eagle and Safeway. We began shipping to Safeway nationally in October 2011.

Increasing Our Market Share of Existing Customers' Business

We believe that we are the primary distributor of natural and organic products to the majority of our natural products customer base, including to Whole Foods Market, our largest customer. We intend to maintain our position as the primary supplier for a majority of our customers, and to add to the number of customers for which we serve as primary supplier by offering the broadest product selection in our industry at competitive prices. With the expansion of specialty product offerings, we believe that we have the ability to further meet our existing customers' needs for specialty foods and non-food products, representing an opportunity to accelerate our sales growth within the conventional supermarket, supernatural and independent channels.

Continuing to Improve the Efficiency of Our Nationwide Distribution Network

We have invested approximately $211 million in our distribution network and infrastructure over the past five fiscal years. We achieved a nationwide footprint in September 2010 with the opening of our facility in Lancaster, Texas. Our Lancaster facility was the first facility to use our national supply chain platform and warehouse management system and our Ridgefield, Washington facility began using this system in July 2012. We plan to implement this system throughout our network by the end of fiscal 2015 which we believe will further enhance the efficiency of our network. Although our distribution network services all markets in the United States and Canada, we intend to continue to selectively evaluate opportunities to build or lease new facilities or to acquire distributors to better serve existing markets, such as our new lease for a 535,000 square foot facility in Aurora, Colorado which is expected to become operational in the summer of 2013 and will consolidate three existing distribution centers.

Further, we will strive to continue to maintain our focus on realizing efficiencies and economies of scale in purchasing, warehousing, transportation and general and administrative functions, which, combined with incremental fixed cost leverage, should lead to continued improvements in our operating margin.

Expanding into Other Distribution Channels and Geographic Markets

We believe that we will be successful in expanding into the foodservice channel as well as further enhancing our presence outside of the United States and Canada. We will continue to seek to develop regional relationships and alliances with companies such as Aramark Corporation, the Compass Group North America, and Sodexho Inc. in the foodservice channel and seek other alliances outside the United States and Canada.

Continuing to Selectively Pursue Opportunistic Acquisitions

Throughout our history, we have successfully identified, consummated and integrated multiple acquisitions. Since 2000, we have successfully completed ten acquisitions of distributors, manufacturers and suppliers, two acquisitions of natural products retail stores and eleven acquisitions of branded product lines as of July 28, 2012. Subsequent to the end of the 2012 fiscal year, we completed three additional acquisitions of small distributors, which will be folded into our existing operations. We intend to continue to selectively pursue opportunistic acquisitions to expand the breadth of our distribution network, increase our efficiency or add additional products and capabilities.

Continuing to Provide the Leading Distribution Solution

We believe that we provide the leading distribution solution to the natural, organic and specialty products industry through our national presence, regional preferences, focus on customer service and breadth of product offerings. Our service levels, which we believe to be the highest in our industry, are attributable to our experienced purchasing departments and our sophisticated warehousing, inventory control and distribution systems. See "—Our Focus on Technology" below for more information regarding our use of technology in our warehousing, inventory control and distribution systems.

We also offer our customers a selection of inventory management, merchandising, marketing, promotional and event management services designed to increase sales and enhance customer satisfaction. These marketing services, which primarily are utilized by customers in our independently owned natural products retailers channel and many of which are co-sponsored with suppliers, include monthly and thematic circular programs, in-store signage and assistance in product display.

Our Customers

We maintain long-standing customer relationships with independently-owned natural products retailers, supernatural chains and supermarket chains. In addition, we emphasize our relationships with new customers, such as conventional supermarkets, mass market outlets and gourmet stores, which are continually increasing their natural product offerings. The following were included among our wholesale customers for fiscal 2012:

- Whole Foods Market, the largest supernatural chain in the United States and Canada; and
- conventional supermarket chains, including Safeway, Kroger, Wegmans, Haggen, Stop & Shop, Giant-Landover, Giant Eagle, Hannaford, Food Lion, Bashas', Shop-Rite, Rainbow, Lowe's, Kings, Publix and Fred Meyer.

Whole Foods Market is our only customer that represented more than 10% of total net sales in fiscal 2012, and accounted for approximately 36% of our net sales. In October 2006, we announced a seven-year distribution agreement with Whole Foods Market, which commenced on September 26, 2006. In June 2010 we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we currently serve as the primary distributor. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020.

On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Distribution previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions, and to become the primary distributor in these regions. We closed this transaction in late September 2010 in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States, and have amended our distribution agreement with Whole Foods Market effective October 11, 2010 to include these regions.

The following table lists the percentage of sales by customer type for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010:

Customer Type	Percentage of Net Sales		
	2012	2011	2010
Independently owned natural products retailers	35%	37%	40%
Supernatural chains	36%	36%	35%
Conventional supermarkets and mass market chains	24%	22%	21%
Other	5%	5%	4%

We distribute natural, organic and specialty foods and non-food products to customers located in the United States and Canada, as well as to customers located in other foreign countries. Our total international sales, including those by UNFI Canada, represented approximately five percent of our business in both fiscal 2012 and 2011. We believe that our sales outside the United States, as a percentage of our total sales, will expand as we seek to grow our Canadian operations.

Our Marketing Services

We offer a variety of marketing services designed to increase sales for our customers and suppliers, including consumer and trade marketing programs, as well as programs to support suppliers in understanding our markets. Trade and consumer marketing programs are supplier-sponsored programs which cater to a broad range of retail formats. These programs are designed to educate consumers, profile suppliers and increase sales for retailers, many of which do not have the resources necessary to conduct such marketing programs independently.

Our consumer marketing programs include:

- multiple monthly, region-specific, consumer circular programs, which feature the logo and address of the participating retailer imprinted on a circular that advertises products sold by the retailer to its customers. The monthly circular programs are structured to pass through the benefit of our negotiated discounts and advertising allowances to the retailer, and also provide retailers with posters and shelf tags to coincide with each month's promotions. We also offer a web-based tool which retailers can use to produce highly customized circulars and other marketing materials for their stores.
- quarterly coupon programs featuring supplier sponsored coupons, for display and distribution by participating retailers.
- themed "Celebration" sales and educational brochures to drive sales and educate consumers. Brochures are imprinted with participating retailers' store logo and information.
- a truck advertising program that allows our suppliers to purchase ad space on the sides of our hundreds of trailers traveling throughout the United States and Canada, increasing brand exposure to consumers.

Our trade marketing programs include:

- wholesale tri-annual catalogs, which serve as a primary reference guide and ordering tool for retailers.
- a website for retailers with category management tools, retail staff development resources and other resources designed to help our customers succeed.
- a variety of programs designed to feature suppliers and generate volume sales.
- monthly specials catalogs that highlight promotions and new product introductions.

- specialized catalogs for holiday promotions and to serve other customer needs.

Our supplier marketing programs include:

- SIS, an information-sharing program that helps our suppliers better understand our customers' businesses, in order to generate mutually beneficial incremental sales in an efficient manner.
- ClearVue, an information sharing program designed to improve the transparency of information and drive efficiency within the supply chain. With the availability of in-depth data and tailored reporting tools, participants are able to reduce inventory balances with the elimination of forward buys, while improving service levels.
- Growth Incentive programs, supplier-focused high-level sales and marketing support for selected brands, which foster our partnership by building incremental, mutually profitable sales for suppliers and us.

We keep current with the latest trends in the industry. Periodically, we conduct focus group sessions with certain key retailers and suppliers to ascertain their needs and allow us to better service them. We also:

- produce a quarterly report of trends in the natural and organic industry;
- offer in-store signage and promotional materials, including shopping bags and end-cap displays;
- provide assistance with planning and setting up product displays;
- provide shelf tags for products;
- provide assistance with store layout designs; new store design and equipment procurement;
- provide planogramming, shelf and category management support;
- provide product data information such as best seller lists, store usage reports and easy-to-use product catalogs; and
- provide a website on which retailers can access various individual retailer-specific reports and product information.

Our Products

Our extensive selection of high-quality natural, organic and specialty foods and non-food products enables us to provide a primary source of supply to a diverse base of customers whose product needs vary significantly. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and food service products and personal care items. Our branded product lines address certain needs or preferences of our customers, which in certain cases are not otherwise being met by other suppliers.

We continuously evaluate potential new private branded and other products based on both existing and anticipated trends in consumer preferences and buying patterns. Our buyers regularly attend regional and national natural, organic, specialty, ethnic and gourmet product shows to review the latest products that are likely to be of interest to retailers and consumers. We also actively solicit suggestions for new products from our customers. We make the majority of our new product decisions at the regional level. We believe that our purchasing practices allow our regional buyers to react quickly to changing consumer preferences and to evaluate new products and new product categories regionally. Additionally, many of the new products that we offer are marketed on a regional basis or in our own natural products retail stores prior to being offered nationally, which enables us to evaluate local consumer reaction to the products without incurring significant inventory risk. Furthermore, by exchanging regional product sales information between our regions, we are able to make more informed and timely new product decisions in each region.

We maintain a comprehensive quality assurance program. All of the products we sell that are represented as "organic" are required to be certified as such by an independent third-party agency. We maintain current certification affidavits on all organic commodities and produce in order to verify the authenticity of the product. All potential suppliers of organic products are required to provide such third-party certifications to us before they are approved as suppliers.

Our Suppliers

We purchase our products from more than 4,800 suppliers. The majority of our suppliers are based in the United States and Canada, but we also source products from suppliers throughout Europe, Asia, Central America, South America, Africa and Australia. We believe suppliers of natural and organic products seek to distribute their products through us because we provide access to a large and growing customer base across the United States and Canada, distribute the majority of the suppliers' products and offer a wide variety of marketing programs to our customers to help sell the suppliers' products. Substantially all product categories that we distribute are available from a number of suppliers and, therefore, we are not dependent on any single source of supply for any product category. Our largest supplier, Hain Celestial Group, Inc. ("Hain"), accounted for approximately 6% of our total purchases in fiscal 2012. However, the product categories we purchase from Hain can be purchased from a number of other suppliers. In addition, although we have exclusive distribution arrangements and vendor support programs with several suppliers, none of our suppliers account for more than 10% of our total purchases.

We have positioned ourselves as the largest purchaser of organically grown bulk products in the natural and organic products industry by centralizing our purchase of nuts, seeds, grains, flours and dried foods. As a result, we are able to negotiate purchases from suppliers on the basis of volume and other considerations that may include discounted pricing or prompt payment discounts. Furthermore, many of our purchase arrangements include the right of return to the supplier with respect to products that we do not sell in a certain period of time. As described under "Our Products" above, each region is responsible for placing its own orders and can select the products that it believes will most appeal to its customers, although each region is able to participate in our company-wide purchasing programs. Our outstanding commitments for the purchase of inventory were approximately $24.0 million as of July 28, 2012.

Our Distribution System

We have carefully chosen the sites for our distribution centers to provide direct access to our regional markets. This proximity allows us to reduce our transportation costs relative to those of our competitors that seek to service these customers from locations that are often several hundreds of miles away. The opening of our Lancaster, Texas distribution center significantly reduced the miles driven associated with servicing the customers of that facility as many of those customers were previously serviced from our Aurora, Colorado facility. We believe that we incur lower inbound freight expense than our regional competitors, because our scale allows us to buy full and partial truckloads of products. When financially advantageous, we backhaul between our distribution centers and satellite, staging facilities using our own trucks. Additionally, we generally can redistribute overstocks and inventory imbalances between distribution centers if needed, which helps ensure products are sold prior to their expiration date.

Products are delivered to our distribution centers primarily by our fleet of leased trucks, contract carriers and the suppliers themselves. We lease our trucks from national leasing companies such as

Ryder Truck Leasing and Penske Truck Leasing, which in some cases maintain facilities on our premises for the maintenance and service of these vehicles. Other trucks are leased from regional firms that offer competitive services.

We ship certain orders for supplements or for items that are destined for areas outside of regular delivery routes through United Parcel Service and other independent carriers. Deliveries to areas outside the continental United States and Canada are typically shipped by ocean-going containers on a weekly basis.

Our Focus on Technology

We have made a significant investment in distribution, financial, information and warehouse management systems. We continually evaluate and upgrade our management information systems at our regional operations based on the best practices in the distribution industry to make the systems more efficient, cost-effective and responsive to customer needs. These systems include functionality in radio frequency inventory control, pick-to-voice systems, pick-to-light systems, computer-assisted order processing and slot locator/retrieval assignment systems. At our receiving docks, warehouse associates attach computer-generated, preprinted locator tags to inbound products. These tags contain the expiration date, locations, quantity, lot number and other information about the products in bar code format. Customer returns are processed by scanning the UPC bar codes. We also employ a management information system that enables us to lower our inbound transportation costs by making optimum use of our own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers and multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-haul trips. In addition, we utilize route efficiency software that assists us in developing the most efficient routes for our trucks. We will continue the roll-out of our new national supply chain platform and warehouse management system, which was first launched in our new Lancaster, Texas facility and is now being implemented distribution center by distribution center. Most recently, we launched our national supply chain platform and warehouse management system in our Ridgefield, Washington facility in July 2012. We expect to complete this roll-out by the end of fiscal 2015.

Intellectual Property

We do not own or have the right to use any patent, trademark, trade name, license, franchise, or concession which upon loss would have a material adverse effect on our results of operations or financial condition.

Competition

Our largest competition comes from direct distribution, whereby a customer reaches a product volume level that justifies distribution directly from the manufacturer. Our major wholesale distribution competitor in both the United States and Canada is KeHE Distributors, LLC ("Kehe"), which acquired Tree of Life Distribution, Inc. ("Tree of Life") in January 2010. In addition to its natural and organic products, Kehe distributes specialty food products and markets its own private label program. Kehe's subsidiary, Tree of Life has also earned QAI certification. We also compete in the United States with over 200 smaller regional and local distributors of natural, ethnic, kosher, gourmet and other specialty foods that focus on niche or regional markets, and with national, regional and local distributors of conventional groceries and companies that distribute to their own retail facilities.

We believe that distributors in the natural and specialty products industries primarily compete on distribution service levels, product quality, depth of inventory selection, price and quality of customer service. We believe that we currently compete effectively with respect to each of these factors.

Our natural products retail stores compete against other natural products outlets, conventional supermarkets and specialty stores. We believe that retailers of natural products compete principally on product quality and selection, price, customer service, knowledge of personnel and convenience of location. We believe that we currently compete effectively with respect to each of these factors.

Government Regulation

Our operations and many of the products that we distribute in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. In the United States, our facilities generally are inspected at least once annually by state or federal authorities.

The Surface Transportation Board and the Federal Highway Administration regulate our trucking operations. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

Our operations do not generally subject us to federal, provincial, state and local environmental laws and regulations. However, certain of our distribution centers have above-ground storage tanks for hydrogen fuel, diesel fuel and other petroleum products, which are subject to laws regulating such storage tanks.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

Employees

As of July 28, 2012, we had approximately 7,000 full and part-time employees, 434 of whom (approximately 6.2%) are covered by collective bargaining agreements at our Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa and Dayville, Connecticut facilities. The Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa and Dayville, Connecticut agreements expire in June 2014, March 2014, June 2014 and July 2014, respectively. We are currently in mediation with our Auburn, Washington employees in an effort to enter into a new collective bargaining agreement. The employees in this location have authorized a work stoppage in the event we are unable to come to an agreement; however, we are unable to predict whether or not a work stoppage will occur. We have never experienced a work stoppage by our unionized employees, and we believe that our relations with our employees are good, despite the current lack of an agreement with employees in our Auburn, Washington facility.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Available Information

Our internet address is http://www.unfi.com. The contents of our website are not part of this Annual Report on Form 10-K, and our internet address is included in this document as an inactive textual reference only. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to

Section 13(a) or 15(d) of the Exchange Act available free of charge through our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the Securities and Exchange Commission.

We have adopted a code of conduct and ethics for certain employees pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. A copy of our code of conduct and ethics is posted on our website, and is available free of charge by writing to United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island, 02908, Attn: Investor Relations.

Executive Officers of the Registrant

Our executive officers are elected on an annual basis and serve at the discretion of our Board of Directors. Our executive officers and their ages as of September 26, 2012 are listed below:

Name	Age	Position
Steven L. Spinner	52	President and Chief Executive Officer
Mark E. Shamber	43	Senior Vice President, Chief Financial Officer and Treasurer
Joseph J. Traficanti	61	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Sean Griffin	53	Senior Vice President, Group President, Supply Chain, Distribution and National Sales
Eric A. Dorne	51	Senior Vice President and Chief Information Officer
Thomas A. Dziki	51	Senior Vice President, Chief Human Resource and Sustainability Officer
Craig H. Smith	53	President of the Eastern Region
Donald P. McIntyre	57	President of the Western Region
David A. Matthews	47	Senior Vice President, National Sales and President of UNFI International
Thomas Grillea	56	President of Select Nutrition Distributors and Earth Origins Market
Christopher P. Testa	42	President of Blue Marble Brands and Woodstock Farms Manufacturing

Steven L. Spinner has served as our President and Chief Executive Officer and as a member of our Board of Directors since September 2008. Mr. Spinner served as the Interim President of our Eastern Region, after David Matthews became President of UNFI International in September 2010 and prior to the hiring of Craig H. Smith in December 2010. Prior to joining us in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("PFG") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002.

Mark E. Shamber has served as Senior Vice President, Chief Financial Officer and Treasurer since October 2006. Mr. Shamber previously served as our Vice President, Chief Accounting Officer and Acting Chief Financial Officer and Treasurer from January 2006 until October 2006, as Vice President and Corporate Controller from August 2005 to October 2006 and as our Corporate Controller from June 2003 until August 2005. From February 1995 until June 2003, Mr. Shamber served in various positions of increasing responsibility up to and including senior manager within the assurance and advisory business systems practice at the international accounting firm of Ernst & Young LLP.

Joseph J. Traficanti has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since April 2009. Prior to joining us, Mr. Traficanti served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of PFG from November 2004 until April 2009.

Sean Griffin has served as our Senior Vice President, Group President for Supply Chain, Distribution and National Sales since June 2012, and as our Senior Vice President, National Distribution from January 2010 to June 2012. Prior to joining us, Mr. Griffin was East Region Broadline President of PFG. In this role he managed over ten divisions and $2 billion in sales. Previously he served as President of PFG—Springfield, MA from 2003 until 2008. He began his career with Sysco Corporation in 1986 and has held various leadership positions in the foodservice distribution industry with U.S. Foodservice, Alliant Foodservice and Sysco Corporation.

Eric Dorne has served as our Senior Vice President and Chief Information Officer since September 2011. Prior to joining us, Mr. Dorne was Senior Vice President and Chief Information Officer for The Great Atlantic & Pacific Tea Company, Inc., the parent company of the A&P, Pathmark, SuperFresh, Food Emporium and Waldbaum's supermarket chains located in the Eastern United States from January 2011 to August 2011, and Vice President and Chief Information Officer from August 2005 to January 2011. In his more than thirty years at The Great Atlantic & Pacific Tea Company, Mr. Dorne held various executive positions including Vice President of Enterprise IT Application Management and Development, Vice President of Store Operations Systems and Director of Retail Support Services.

Thomas A. Dziki has served as our Senior Vice President, Chief Human Resource and Sustainability Officer since August 2010. Prior to August 2010, Mr. Dziki served as our Senior Vice President of Sustainable Development since January 2010, as our Vice President of Sustainable Development since June 2009, and as National Vice President of Real Estate and Construction since August 2006. Prior to that time, Mr. Dziki had served as President of Woodstock Farms Manufacturing and Select Nutrition from December 2004 until August 2006, Corporate Vice President of Special Projects from December 2003 to November 2004 and as our Manager of Special Projects from May 2002 to December 2003. Prior to joining us, Mr. Dziki served as a private consultant to our company, our subsidiaries, Woodstock Farms Manufacturing, Earth Origins, Albert's, and our predecessor company, Cornucopia Natural Foods, Inc., from 1995 to May 2002.

Craig H. Smith has served as our President of the Eastern Region since December 2010. Prior to joining us, Mr. Smith was Atlantic Region President of U.S. Foodservice, a leading broadline foodservice distributor of national, private label, and signature brand items in the United States from May 2008 to December 2010. In his seventeen years at U.S. Foodservice, Mr. Smith held various executive positions including SVP Street Sales, North Region Zone President, Detroit Market President and Boston Market President. Prior to U.S. Foodservice, Mr. Smith held several positions at food service industry manufacturer and distributor Rykoff-Sexton, Inc. from 1982 until 1993.

Donald P. McIntyre has served as our President of the Western Region since July 2012. Prior to joining us, Mr. McIntyre served as President and CEO of Claridge Foods from March 2006 to January 2012. Mr. McIntyre also held several senior positions within subsidiaries of Sara Lee Corporation, including President and CEO of Sara Lee Coffee & Tea from April 2004 to March 2006, and CFO of Sara Lee Coffee & Tea from August 2002 to March 2004.

David A. Matthews has served as our Senior Vice President, National Sales since July 2012, and President of UNFI International with responsibility for our Canadian and other international operations since September 2010. From June 2009 to September 2010 he was our President of the Eastern Region. Prior to joining us, Mr. Matthews served as President and CEO of Progressive Group Alliance ("ProGroup"), a wholly owned subsidiary of PFG from January 2007 to May 2009, as Chief Financial Officer of ProGroup from December 2004 to January 2007, and as Senior Vice President of Finance and Technology of ProGroup from July 2000 to December 2004.

Thomas Grillea has served as our President of Earth Origins Market since May 2008 and President of Select Nutrition Distributors since September 2007. Mr. Grillea also served as our President of Woodstock Farms Manufacturing from May 2009 to September 2012. Mr. Grillea served as our General Manager for Select Nutrition Distributors from September 2006 to September 2007. Prior to joining us, Mr. Grillea served in a management capacity for Whole Foods Market from 2004 through 2005, and in various management capacities for American Health and Diet Centers and the Vitamin Shoppe from 1998 through 2003.

Christopher P. Testa has served as our President of Woodstock Farms Manufacturing since September 2012 and President of Blue Marble Brands since August 2009. Prior to joining us, Mr. Testa served as Vice President of Marketing for Cadbury Schweppes Americas Beverages from August 2002 to May 2005 and as CEO of Wild Waters, Inc. from May 2005 to August 2009.

ITEM 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Annual Report on Form 10-K. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties applicable to our business. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements."

We depend heavily on our principal customer and our success is heavily dependent on our principal customer's ability to grow its business.

Whole Foods Market accounted for approximately 36% of our net sales in fiscal 2012. We serve as the primary distributor of natural, organic and specialty non-perishable products to Whole Foods Market in all of its regions in the United States under the terms of our amended distribution agreement which expires on September 25, 2020. Our ability to maintain a close mutually beneficial relationship with Whole Foods Market is an important element to our continued growth.

The loss or cancellation of business from Whole Foods Market, including from increased distribution to their own facilities or closures of stores, could materially and adversely affect our business, financial condition or results of operations. Similarly, if Whole Foods Market is not able to grow its business, including as a result of a reduction in the level of discretionary spending by its customers, our business, financial condition or results of operations may be materially and adversely affected.

Our operations are sensitive to economic downturns.

The grocery industry is sensitive to national and regional economic conditions and the demand for the products that we distribute, particularly our specialty products, may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic, which we refer to as conventional, alternatives, given that many natural and organic products, and particularly natural and organic foods, often have higher retail prices than do their conventional counterparts.

Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.

The grocery distribution industry generally is characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce our profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. Over the last two fiscal years, we have increased our sales to our supernatural chain and conventional supermarket customers in relation to our total sales. In the fourth quarter of fiscal 2011, we announced that we had entered into a three-year distribution arrangement to supply Safeway with nonproprietary natural, organic and specialty products, which will further increase the percentage of our total sales to conventional supermarkets. Sales to these customers within our supernatural chain and conventional supermarket channels generate a lower gross margin than do sales to our independent customers. Many of these customers, including our largest customer, have agreements with us that include volume discounts. As the amounts these customers purchase from us increase, the price that they pay for the products they purchase is reduced, putting downward pressure on our gross margins on these sales. To compensate for these lower gross margins, we must reduce the expenses we incur to service these customers. If we are unable to reduce our expenses, including our expenses related to servicing this lower gross margin business, our business, financial condition or results of operations could be adversely impacted.

Our business may be sensitive to inflationary and deflationary pressures.

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends of our customers' customers, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers buy from us under purchase orders, and we generally do not have agreements with or commitments from these customers for the purchase of products. We cannot assure you that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Bidding for contracts or arrangements with customers, particularly within the supernatural chain and conventional supermarket channels, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. Our competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors and retail customers that have their own distribution channels. We cannot assure you that mass market grocery distributors will not increase their emphasis on natural products and more directly compete with us including through self-distribution of particular items or purchases of particular items directly from suppliers or that new competitors will not enter the market. These distributors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We cannot assure you that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share or that certain of our customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, financial condition or results of operations.

We cannot assure you that we will be able to compete effectively against current and future competitors.

Our investment in information technology may not result in the anticipated benefits.

Much of our sales growth is occurring in our lower gross margin supernatural and conventional supermarket channels. In our attempt to reduce operating expenses and increase operating efficiencies, we have aggressively invested in the development and implementation of new information technology. Following the start-up inefficiencies associated with the initial implementation of our technological initiatives in our Lancaster, Texas distribution center during fiscal 2011, we revised the timeline for the broader implementation of our proposed technological developments and now expect to complete the roll-out by the end of fiscal 2015. While we currently believe this revised timeline will be met, we may not be able to implement these technological changes in the time frame that we have planned and delays in implementation could negatively impact our business, financial condition or results of operations. In addition, the costs to make these changes may exceed our estimates and will exceed the benefits during the early stages of implementation. Even if we are able to implement the changes in accordance with our revised plans, and within our current cost estimates, we may not be able to achieve the expected efficiencies and cost savings from this investment, which could have an adverse effect on our business, financial condition or results of operations.

Failure by us to develop and operate a reliable technology platform could negatively impact our business.

Our ability to decrease costs and increase profits, as well as our ability to serve customers most effectively, depends on the reliability of our technology platform. We use software and other technology systems, among other things, to generate and select orders, to load and route trucks and to monitor and manage our business on a day-to-day basis. Any disruption to these computer systems could adversely impact our customer service, decrease the volume of our business and result in increased costs negatively affecting our business, financial condition or results of operations.

We have experienced losses due to the uncollectability of accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to timely pay their debts to us.

Certain of our customers have from time to time experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulty, they may be unable to pay their debts to us timely or at all, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely affect our revenues and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely affect our ability to collect receivables. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have material adverse effect on our business, financial condition, results of operations or cash flows. During periods of economic weakness, like those we experienced during fiscal 2009 and the first half of fiscal 2010, small to medium-sized businesses, like many of our independently owned natural products retailer customers, may be impacted more severely and more quickly than larger businesses. Consequently, the ability of such businesses to repay their obligations to us may deteriorate, and in some cases this deterioration may occur quickly, which could adversely impact our business, financial condition or results of operations.

Our acquisition strategy may adversely affect our business.

A significant portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of natural, organic and specialty products. We also continually evaluate opportunities to acquire other companies. We believe that there are risks related to acquiring companies, including an inability to successfully identify suitable acquisition candidates or consummate such potential acquisitions. To the extent that our future growth includes acquisitions, we cannot assure you that we will not overpay for acquisitions, lose key employees of acquired companies, or fail to achieve potential synergies or expansion into new markets as a result of our acquisitions. Therefore, future acquisitions, if any, may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including, among other things:

- maintaining the customer and supplier base;
- optimizing delivery routes;
- coordinating administrative, distribution and finance functions; and
- integrating management information systems and personnel.

The integration process could divert the attention of management and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing product cost, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations.

In connection with acquisitions of businesses in the future, if any, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

We may have difficulty managing our growth.

The growth in the size of our business and operations has placed, and is expected to continue to place, a significant strain on our management. Our future growth may be limited by our inability to acquire new distribution centers or expand our existing distribution centers, make acquisitions, successfully integrate acquired entities or significant new customers, implement information systems initiatives or adequately manage our personnel. Our future growth is limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility or maximize our processing capacity, operations may be constrained and inefficiencies have been and may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure you that we will be able to successfully expand our existing distribution centers or open new distribution centers in new or existing markets as needed to accommodate or facilitate growth. Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. We cannot assure you that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Increased fuel costs may adversely affect our results of operations.

Increased fuel costs may have a negative impact on our results of operations. The high cost of diesel fuel can increase the price we pay for products as well as the costs we incur to deliver products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. To manage this risk, we have in the past periodically entered, and may in the future periodically enter, into heating oil derivative contracts to hedge a portion of our projected diesel fuel requirements. Heating crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of diesel fuel. We are not party to any commodity swap agreements and, as a result, our exposure to volatility in the price of diesel fuel has increased relative to our exposure to volatility in prior periods in which we had outstanding heating oil derivative contracts. We do not enter into fuel hedge contracts for speculative purposes. We have in the past, and may in the future, periodically enter into forward purchase commitments for a portion of our projected monthly diesel fuel requirements at fixed prices. As of July 28, 2012, we had forward diesel fuel commitments totaling approximately $16 million through July 2013. Our commitments through July 2013 were entered into at prevailing rates during June 2012. If fuel prices decrease significantly, these forward purchases may prove ineffective and result in us paying higher than the then market costs for a portion of our diesel fuel. We also maintain a fuel surcharge program which allows us to pass some of our higher fuel costs through to our customers. We cannot guarantee that we will continue to be able to pass a comparable proportion or any of our higher fuel costs to our customers in the future, which may adversely affect our business, financial condition or results of operations.

Disruption of our distribution network could adversely affect our business.

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business financial condition or results of operations.

The cost of the capital available to us and any limitations on our ability to access additional capital may have a material adverse effect on our business, financial condition or results of operations.

In May 2012, we amended and restated our revolving credit facility pursuant to which we now have a $500 million secured revolving credit facility which matures on May 24, 2017; of which up to $450.0 million is available to our U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. The borrowings of the US portion of the credit facility accrue interest, at our option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum and (z) one-month LIBOR plus one percent (1%) per annum plus an initial margin of 0.50%, or (ii) the London Interbank Offered Rate ("LIBOR") for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian over advance loans or Canadian protective advances accrue interest, at our option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00% plus an initial margin of 0.50%, or (ii) a bankers' acceptance equivalent rate of the rate of interest per annum equal to the annual rates applicable to Canadian Dollar bankers' acceptances on the "CDOR Page" of Reuter Monitor Money Rates Service, plus five basis points, and an initial margin of 1.50% (the "CDOR rate"). All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin.

As of July 28, 2012, our borrowing base, based on accounts receivable and inventory levels and described more completely below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Revenues," was $483.7 million, with remaining availability of $341.8 million. During fiscal 2012, we used borrowings under our amended and restated revolving credit facility to pay off our term loan and refinance existing indebtedness under the predecessor revolving credit facility.

In order to maintain our profit margins, we rely on strategic investment buying initiatives, such as discounted bulk purchases, which require spending significant amounts of working capital up front to purchase products that we will sell over a multi-month time period. In the event that our cost of capital increases, such as during a period in which we are not in compliance with the fixed charge coverage ratio covenants under our revolving credit facility, or our ability to borrow funds or raise equity capital is limited, we could suffer reduced profit margins and be unable to grow our business organically or through acquisitions, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt agreements contain restrictive covenants that may limit our operating flexibility.

Our debt agreements contain financial covenants and other restrictions that limit our operating flexibility, limit our flexibility in planning for or reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures. Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to competitors with less leverage or better access to capital resources.

In addition, our revolving credit facility requires that we comply with various financial tests and imposes certain restrictions on us, including among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments or pay dividends. Failure to comply with these covenants could have an adverse effect on our business, financial condition or results of operations.

Our operating results are subject to significant fluctuations.

Our operating results may vary significantly from period to period due to:

- demand for our products; including as a result of seasonal fluctuations;
- changes in our operating expenses, including fuel and insurance expenses;
- management's ability to execute our business and growth strategies;
- changes in customer preferences, including levels of enthusiasm for health, fitness and environmental issues;
- public perception of the benefits of natural and organic products when compared to similar conventional products;
- fluctuation of natural product prices due to competitive pressures;
- personnel changes;
- general economic conditions including inflation;
- supply shortages, including a lack of an adequate supply of high-quality agricultural products due to poor growing conditions, water shortages, natural disasters or otherwise;
- volatility in prices of high-quality agricultural products resulting from poor growing conditions, water shortages, natural disasters or otherwise; and
- future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance.

Conditions beyond our control can interrupt our supplies and increase our product costs.

We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, which we purchase from more than 4,800 suppliers. The majority of our suppliers are based in the United States and Canada, but we also source products from suppliers throughout Europe, Asia, Central America, South America, Africa and Australia. For the most part, we do not have long-term contracts with our suppliers committing them to provide products to us. Although our purchasing volume can provide benefits when dealing with suppliers, suppliers may not provide the products needed by us in the quantities and at the prices requested. We are also subject to delays caused by interruption in production and increases in product costs based on conditions outside of our control. These conditions include work slowdowns, work interruptions, strikes or other job actions by employees of suppliers, short-term weather conditions or more prolonged climate change, crop conditions, product recalls, water shortages, transportation interruptions, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events (including, but not limited to food-borne illnesses). Further, increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. In the summer months of 2012, certain agricultural areas of the United States and Mexico have experienced severe drought. The impact of this drought is uncertain and could result in volatile input costs. Input costs could increase at any point in time for a large portion of the products that we sell for a prolonged period. Our inability to obtain adequate products as a result of any of the foregoing factors or otherwise could mean that we could not fulfill our obligations to customers, and customers may turn to other distributors.

We are subject to significant governmental regulation.

Our business is highly regulated at the federal, state and local levels and our products and distribution operations require various licenses, permits and approvals. In particular:

- the products that we distribute in the United States are subject to inspection by the United States Food and Drug Administration;
- our warehouse and distribution centers are subject to inspection by the USDA and state health authorities; and
- the United States Department of Transportation and the United States Federal Highway Administration regulate our United States trucking operations.

Our Canadian operations are similarly subject to extensive regulation, including the English and French dual labeling requirements applicable to products that we distribute in Canada. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any additional licenses, permits or approvals in new jurisdictions where we intend to do business could have a material adverse effect on our business, financial condition or results of operations. In addition, as a distributor and manufacturer of natural, organic, and specialty foods, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the sale, packaging and marketing of natural and organic products. Compliance with these laws may impose a significant burden on our operations. If we were to manufacture or distribute foods that are or are perceived to be contaminated, any resulting product recalls could have an adverse effect on our business, financial condition or results of operations. Additionally, concern over climate change, including the impact of global warming, has led to significant United States and international legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation regarding greenhouse gas emissions, especially diesel engine emissions, could impose substantial costs on us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our results of operations. It is reasonably possible, however, that it could impose material costs on us which we may be unable to pass on to our customers.

Product liability claims could have an adverse effect on our business.

We face an inherent risk of exposure to product liability claims if the products we manufacture or sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products manufactured or sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us or against companies we have acquired. We generally seek contractual indemnification from manufacturers, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, financial condition or results of operations.

We are dependent on a number of key executives.

Management of our business is substantially dependent upon the services of certain key management employees. Loss of the services of any officers or any other key management employee could have a material adverse effect on our business, financial condition or results of operations.

Union-organizing activities could cause labor relations difficulties.

As of July 28, 2012 we had approximately 7,000 full and part-time employees, 434 of whom (approximately 6.2%) are covered by collective bargaining agreements at our Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts, Iowa City, Iowa and Dayville, Connecticut facilities. The Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa and Dayville, Connecticut agreements expire in June 2014, March 2014, June 2014 and July 2014, respectively. We have in the past been the focus of union-organizing efforts, and it is likely that we will be the focus of similar efforts in the future.

As we increase our employee base and broaden our distribution operations to new geographic markets, our increased visibility could result in increased or expanded union-organizing efforts. Although we have not experienced a work stoppage to date, if additional employees were to unionize or we are not successful in reaching agreement with our union employees when their agreements expire (like is the case currently in our Auburn, Washington location), we could be subject to work stoppages and increases in labor costs, either of which could have a material adverse effect on our business, financial condition or results of operations.

Our collective bargaining agreement with our employees at our Auburn, Washington facility expired in August 2012, and to date we have been unsuccessful in negotiating a new agreement with these employees, despite employing the services of the Federal Mediation Service. If we are unable to reach an agreement with these employees, it is possible that the employees could strike as the union employees have authorized a work stoppage. In that event, it would be necessary for us to hire replacement workers to continue to meet our obligations to our customers. The costs to hire replacement workers would negatively impact the profitability of our Auburn, Washington facility, and depending on the length of time that we are required to employ replacement workers these costs could be significant.

We may fail to establish sufficient insurance reserves and adequately estimate for future workers' compensation and automobile liabilities.

We are primarily self-insured for workers' compensation and automobile liability insurance. We believe that our workers' compensation and automobile insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, should they occur, could have a material and adverse effect on our business, financial condition or results of operations. In addition, the cost of workers' compensation insurance and automobile insurance fluctuates based upon our historical trends, market conditions and availability.

Any projection of losses concerning workers' compensation and automobile insurance is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that is not covered by our self-insurance reserves, the loss and attendant expenses could harm our business and operating results. We have purchased stop loss coverage from third parties, which limits our exposure above the amounts we have self-insured.

The market price for our common stock may be volatile.

At times, there has been significant volatility in the market price of our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

- our quarterly operating results or the operating results of other distributors of organic or natural food and non-food products and of supernatural chains and conventional supermarkets and other of our customers;
- changes in general conditions in the economy, the financial markets or the organic or natural food and non-food product distribution industries;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;
- announcements by us or our competitors of significant acquisitions;
- increases in labor, energy, fuel costs or the costs of food products;
- natural disasters, severe weather conditions or other developments affecting us or our competitors;
- publication of research reports about us, the benefits of organic and natural products, or the organic or natural food and non-food product distribution industries generally;
- changes in market valuations of similar companies;
- additions or departures of key management personnel;
- actions by institutional stockholders; and
- speculation in the press or investment community.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We maintained twenty-six distribution centers at July 28, 2012 which were utilized by our wholesale division. These facilities, including offsite storage space, consisted of an aggregate of approximately 6.2 million square feet of storage space, which we believe represents the largest capacity of any distributor within the United States in the natural, organic and specialty products industry.

Set forth below for each of our distribution centers is its location and the expiration of leases as of July 28, 2012 for those distribution centers that we do not own.

Location	Lease Expiration
Atlanta, Georgia	Owned
Auburn, California	Owned
Auburn, Washington	August 2019
Aurora, Colorado	October 2012
Aurora, Colorado	January 2013
Aurora, Colorado	July 2015
Bridgeport, New Jersey	Owned
Burnaby, British Columbia	October 2013
Charlotte, North Carolina	September 2019
Chesterfield, New Hampshire	Owned
Concord, Ontario	December 2014
Dayville, Connecticut	Owned
Greenwood, Indiana	Owned
Iowa City, Iowa	Owned
Lancaster, Texas	July 2020
Leicester, Massachusetts	May 2013
Moreno Valley, California	July 2023
Mounds View, Minnesota	November 2015
New Oxford, Pennsylvania	Owned
Philadelphia, Pennsylvania	January 2014
Richmond, British Columbia	August 2022
Ridgefield, Washington	Owned
Rocklin, California	Owned
Sarasota, Florida	July 2017
Scotstown, Quebec	Owned
St. Laurent, Quebec	August 2012
Vernon, California	Owned
York, Pennsylvania	May 2020

We lease facilities to operate thirteen natural products retail stores through our Earth Origins division in Florida, Maryland and Massachusetts and one retail store through our UNFI Canada division, each with various lease expiration dates. We also lease a processing and manufacturing facility in Edison, New Jersey with a lease expiration date of March 31, 2013.

We lease office space in Santa Cruz, California, Chesterfield, New Hampshire, Uniondale, New York, Richmond, Virginia, and Providence, Rhode Island, the site of our corporate headquarters. Our leases have been entered into upon terms that we believe to be reasonable and customary. We own office space in Dayville, Connecticut.

We also lease a warehouse facility in Minneapolis, Minnesota that we acquired in connection with our acquisition of Roots & Fruits Produce Cooperative in 2005. This facility is currently being subleased under an agreement that expires concurrently with our lease termination in November 2016. We also lease offsite storage space near certain of our distribution facilities. We have also entered into a lease that expires July 2028 for a property in Aurora, Colorado which will become our new distribution center. We expect this distribution center to become operational in the summer of 2013.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of our business. There are no pending material legal proceedings to which we are a party or to which our property is subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market® under the symbol "UNFI." Our common stock began trading on the Nasdaq Stock Market® on November 1, 1996.

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock on the Nasdaq Global Select Market®:

Fiscal 2012	High	Low
First Quarter	$42.53	$35.07
Second Quarter	44.68	32.83
Third Quarter	50.37	43.81
Fourth Quarter	55.86	47.98
Fiscal 2011		
First Quarter	$37.48	$32.65
Second Quarter	39.85	34.78
Third Quarter	46.05	36.71
Fourth Quarter	45.34	39.52

On July 28, 2012, we had 86 stockholders of record. The number of record holders may not be representative of the number of beneficial holders of our common stock because depositories, brokers or other nominees hold many shares.

We have never declared or paid any cash dividends on our capital stock. We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and development of our business, and we have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements and financial condition, requirements of the financing agreements to which we are then a party and other factors considered relevant by our Board of Directors. Additionally, the terms of our existing revolving credit facility restrict us from making any cash dividends unless certain conditions and financial tests are met.

We did not repurchase any shares during the fourth quarter ended July 28, 2012.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock for the last five fiscal years with the cumulative total return on (i) an index of Food Service Distributors and Grocery Wholesalers and (ii) The NASDAQ Composite Index. The comparison assumes the investment of $100 on July 28, 2007 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The stock price performance shown below is not necessarily indicative of future performance.

The index of Food Distributors and Wholesalers (referred to below as the "Peer Group") includes Nash Finch Company, SuperValu, Inc. and SYSCO Corporation. PFG was removed from the Peer Group in 2008 following its acquisition by another company.

This performance graph shall not be deemed "soliciting material" or be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among United Natural Foods, Inc., the NASDAQ Composite Index,
and Index of Food Distributors and Wholesalers



$250
$200
$150
$100
$50
$0
7/28/07
8/2/08
8/1/09
7/31/10
7/30/11
7/28/12
United Natural Foods, Inc.
NASDAQ Composite
Index of Food Distributors and Wholesalers

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* *$100 invested on 7/28/07 in stock or 7/31/07 in index, including reinvestment of dividends. Indexes calculated on month-end basis.*

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below are derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm. The historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with and is qualified by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Income Data:(1)	July 28, 2012	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008
					(53 weeks)
	(In thousands, except per share data)				
Net sales	$5,236,021	$4,530,015	$3,757,139	$3,454,900	$3,365,857
Cost of sales	4,320,018	3,705,205	3,060,208	2,794,419	2,731,965
Gross profit	916,003	824,810	696,931	660,481	633,892
Operating expenses	755,744	688,859	582,029	550,560	541,413
Restructuring and asset impairment expense	5,101	6,270	—	—	—
Total operating expenses	760,845	695,129	582,029	550,560	541,413
Operating income	155,158	129,681	114,902	109,921	92,479
Other expense (income):					
Interest expense	4,734	5,000	5,845	9,914	16,133
Interest income	(715)	(1,226)	(247)	(450)	(768)
Other, net	356	(528)	(2,698)	275	(82)
Total other expense	4,375	3,246	2,900	9,739	15,283
Income before income taxes	150,783	126,435	112,002	100,182	77,196
Provision for income taxes	59,441	49,762	43,681	40,998	28,717
Net income	$ 91,342	$ 76,673	$ 68,321	$ 59,184	$ 48,479
Per share data—Basic:					
Net income	$ 1.87	$ 1.62	$ 1.58	$ 1.38	$ 1.14
Weighted average basic shares of common stock	48,766	47,459	43,184	42,849	42,690
Per share data—Diluted:					
Net income	$ 1.86	$ 1.60	$ 1.57	$ 1.38	$ 1.13
Weighted average diluted shares of common stock	49,100	47,815	43,425	42,993	42,855

Consolidated Balance Sheet Data:	July 28, 2012	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008
			(In thousands)		
Working capital	$ 612,700	$ 381,071	$ 194,190	$ 169,053	$ 110,897
Total assets	1,493,946	1,400,988	1,250,799	1,058,550	1,084,483
Total long-term debt and capital leases, excluding current portion	635	986	48,433	53,858	58,485
Total stockholders' equity	$ 978,716	$ 869,667	$ 630,447	$ 544,472	$ 480,050

(1) Includes the effect of acquisitions from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plans," "seek," "should," "will," and "would," or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial positions or state other "forward-looking" information.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- our dependence on principal customers;
- our sensitivity to general economic conditions, including the current economic environment, changes in disposable income levels and consumer spending trends;
- our ability to reduce our expenses in amounts sufficient to offset our increased focus on sales to conventional supermarkets and the resulting lower gross margins on the sales;
- our reliance on the continued growth in sales of natural and organic foods and non-food products in comparison to conventional products;
- our ability to timely and successfully deploy our new warehouse management system throughout our distribution centers;
- increased fuel costs;
- our sensitivity to inflationary and deflationary pressures;
- the relatively low margins and economic sensitivity of our business;
- the potential for disruptions in our supply chain by circumstances beyond our control;
- the ability to identify and successfully complete acquisitions of other natural, organic and specialty food and non-food products distributors; and
- management's allocation of capital and the timing of capital expenditures.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the risks described under "Part I. Item 1A. Risk Factors," as well as any other cautionary language in this Annual Report on Form 10-K, as the occurrence of any of these events could have an adverse effect on our business, results of operation and financial condition.

Overview

We believe we are the leading national distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada and that our twenty-six distribution centers, representing approximately 6.2 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brands, regional brands, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and food service products and personal care items. We serve more than 23,000 customer locations primarily located across the United States and Canada, the majority of which can be classified into one of the following categories: independently owned natural products retailers, which include buying clubs; supernatural chains, which consist solely of Whole Foods Market; conventional supermarkets, which include mass market chains; and other which includes foodservice and international customers outside of Canada.

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States, UNFI Canada, which is our natural, organic and specialty distribution business in Canada, Albert's, which is a leading distributor of organically grown produce and non-produce perishable items within the United States, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of Earth Origins, which operates our thirteen natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items, and confections, and our Blue Marble Brands product lines.

In recent years, our sales to existing and new customers have increased through the continued growth of the natural and organic products industry in general, increased market share as a result of our high quality service and a broader product selection, including specialty products, and the acquisition of, or merger with, natural and specialty products distributors, the expansion of our existing distribution centers; the construction of new distribution centers; the introduction of new products and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have been able to broaden our geographic penetration, expand our customer base, enhance and diversify our product selections and increase our market share.

We have been the primary distributor to Whole Foods Market for more than fourteen years. Effective June 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020. On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Distribution previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions and to become their primary distributor in these regions. We closed this transaction in late September 2010 in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States and have amended our distribution agreement with Whole Foods Market effective

October 2010 to include these regions. Whole Foods Market accounted for approximately 36% of our net sales for the years ended July 28, 2012 and July 30, 2011.

In June 2010, we acquired the SDG assets of SunOpta through our wholly-owned subsidiary, UNFI Canada for cash consideration of $65.8 million. With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provides us with an immediate platform for growth in the Canadian market. During fiscal 2012, we utilized our UNFI Canada platform to further expand in the Canadian market, including through our purchase of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011.

The ability to distribute specialty food items (including ethnic, kosher and gourmet) has accelerated our expansion into a number of high-growth business markets and allowed us to establish immediate market share in the fast-growing specialty foods market. We have now integrated specialty food products and natural and organic specialty non-food products into most of our broadline distribution centers across the United States and Canada. Due to our expansion into specialty foods, we were awarded new business with a number of conventional supermarkets since fiscal 2010 that we previously had not done business with because we did not distribute specialty products. We believe that distribution of these products enhances our conventional supermarket business channel and that our complementary product lines continue to present opportunities for cross-selling. On June 9, 2011, we entered into an asset purchase agreement with L&R Distributors pursuant to which we agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to these product lines. This divestiture was completed in the first quarter of fiscal 2012, and has allowed us to concentrate on our core business of the distribution of natural, organic, and specialty foods and non-food products.

To maintain our market leadership and improve our operating efficiencies, we seek to continually:

- expand our marketing and customer service programs across regions;
- expand our national purchasing opportunities;
- offer a broader product selection;
- offer operational excellence with high service levels and a higher percentage of on-time deliveries than our competitors;
- centralize general and administrative functions to reduce expenses;
- consolidate systems applications among physical locations and regions;
- increase our investment in people, facilities, equipment and technology;
- integrate administrative and accounting functions; and
- reduce the geographic overlap between regions.

Our continued growth has allowed us to expand our existing facilities and open new facilities in an effort to achieve increasing operating efficiencies. We have made significant capital expenditures and incurred considerable expenses in connection with the opening and expansion of our facilities. At July 28, 2012, our distribution capacity totaled approximately 6.2 million square feet. In September 2009, we commenced operations of a new facility in Charlotte, North Carolina serving Albert's customers in North Carolina, South Carolina, Georgia, Tennessee and Virginia. In connection with the acquisition of the SDG assets in June 2010, we acquired five distribution centers which provided nationwide presence in Canada with approximately 286,000 square feet of distribution space and the ability to serve all major markets in Canada. In September 2010, we began shipping products from our distribution center in Lancaster, Texas, which serves customers throughout the Southwestern United

States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana. In October 2010, in connection with the acquisition of the Rocky Mountain distribution business of Whole Foods Distribution, we took over the operations, including the assumption of an operating lease at a distribution center in Aurora, Colorado, augmenting our existing Aurora, Colorado distribution center, which was at capacity, in serving customers in Colorado, Utah, Arizona and New Mexico. In April 2012, we leased a new 535,000 square foot distribution center in Aurora, Colorado which is expected to become operational in the summer of 2013 and will replace our existing two broadline distribution centers, an Albert's distribution center and an off-site storage location.

Our net sales consist primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also consist of amounts charged by us to customers for shipping and handling and fuel surcharges. The principal components of our cost of sales include the amounts paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to our distribution centers. Cost of sales also includes amounts incurred by us at our manufacturing subsidiary, Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment, offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Our gross margin may not be comparable to other similar companies within our industry that may include all costs related to their distribution network in their costs of sales rather than as operating expenses. We include purchasing and outbound transportation expenses within our operating expenses rather than in our cost of sales. Total operating expenses include salaries and wages, employee benefits (including payments under our Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation, depreciation and amortization expense. Other expenses (income) include interest on our outstanding indebtedness, interest income and miscellaneous income and expenses.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies are: (i) determining our allowance for doubtful accounts, (ii) determining our reserves for the self-insured portions of our workers' compensation and automobile liabilities and (iii) valuing goodwill and intangible assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for doubtful accounts

We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders. Our accounts receivable balance was $305.2 million and $257.1 million, net of the allowance for doubtful accounts of $6.2 million and $4.5 million, as of July 28, 2012 and July 30, 2011, respectively. Our notes receivable balances were $3.7 million and $5.0 million, net of the allowance for doubtful accounts of $0.7 million and $1.3 million, as of July 28, 2012 and July 30, 2011, respectively.

Insurance reserves

We are primarily self-insured for workers' compensation, and general and automobile liability insurance. It is our policy to record the self-insured portions of our workers' compensation and automobile liabilities based upon actuarial methods of estimating the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual claims incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. Accruals for workers' compensation and automobile liabilities totaled $19.5 million and $17.5 million as of July 28, 2012 and July 30, 2011, respectively.

Valuation of goodwill and intangible assets

We are required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. We test for goodwill impairment at the reporting unit level, which are at or one level below the operating segment level. Beginning in fiscal 2012, the first step in our annual assessment of each of our reporting units is a qualitative assessment as allowed under ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"), unless we believe it is more likely than not that a reporting unit's fair value is less than the carrying value. In order to qualify for an exclusion from the quantitative two-step goodwill test, the thresholds used by the Company for this determination are that a reporting unit must (1) have passed its previous two-step test with a margin of calculated fair value versus carrying value of at least 10%, (2) have had no significant changes to its working capital structure, and (3) have current year income streams which are at least 85% of prior year amounts. For reporting units which do not meet this exclusion, the quantitative goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

During the first quarter of the 2011 fiscal year, we performed a test for goodwill impairment as a result of the expected change in future cash flows for certain of our branded product lines within our Blue Marble Brands reporting unit, and determined that no impairment existed. As of July 28, 2012, our annual assessment of each of our reporting units indicated that no impairment of goodwill existed. Approximately 91% of our goodwill is within our wholesale reporting unit. Both our wholesale distribution reporting unit and our Earth Origins Market reporting unit were evaluated under the qualitative guidelines described above and did not require the quantitative two-step test. Our Blue Marble Brands and Woodstock Farms Manufacturing reporting units were subject to the two-step quantitative test, and each exceeded their carrying values by more than 10%, and were not considered at risk of failing the first step of the goodwill impairment test. We believe that these projected results are achievable, though these assumptions are based upon our current business model and may be negatively affected if we attempt to dispose of any of our brands, stores or facilities or substantially change how we market and sell our products. For all of our assessments, the weighted average cost of capital used in calculating the present value of future cash flows was 12.0%. Total goodwill as of July 28, 2012 and July 30, 2011 was $193.7 million and $191.9 million, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. As of our most recent annual impairment test, the fair value of our indefinite lived intangible assets was in excess of their carrying value. The fair value of our indefinite-lived intangible assets related to our branded product lines was more than 100% in excess of its carrying value. During fiscal 2012, our long-term plans related to the trade name of a portion of our Canadian wholesale distribution business evolved, and we decided to phase out this trade name. As a result, we will begin amortizing this trade name over a period of ten years. As the underlying business will not be changing significantly but rather we will simply be phasing out the trade name, it was not tested for impairment. The projections used in the impairment assessment for the branded product line asset group assume sales growth of approximately 10% per year, with gross margin and operating expenses which on average approximate current levels as a percentage of sales. We believe these projections are reasonable based on our historical trends and expectation of future results. Total indefinite lived intangible assets as of July 28, 2012 and July 30, 2011 were $28.2 million and $28.9 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. There have been no events or changes in circumstances indicating that the carrying value of our finite-lived intangibles are not recoverable during 2012. Total finite-lived intangible assets as of July 28, 2012 and July 30, 2011 were $24.3 million and $29.5 million, respectively.

The assessment of the recoverability of goodwill and intangible assets will be impacted if estimated future cash flows are not achieved.

Results of Operations

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

	Year ended		
	July 28, 2012	July 30, 2011	July 31, 2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	82.5%	81.8%	81.5%
Gross profit	17.5%	18.2%	18.5%
Operating expenses	14.4%	15.2%	15.4%
Restructuring and asset impairment expenses	0.1%	0.1%	0.0%
Total operating expenses	14.5%	15.3%	15.4%
Operating income	3.0%	2.9%	3.1%
Other expense (income):			
Interest expense	0.1%	0.1%	0.2%
Interest income	0.0%	0.0%	0.0%
Other, net	0.0%	0.0%	(0.1%)
Total other expense	0.1%	0.1%	0.1%
Income before income taxes	2.9%	2.8%	3.0%
Provision for income taxes	1.1%	1.1%	1.2%
Net income	1.8%	1.7%	1.8%

Fiscal year ended July 28, 2012 compared to fiscal year ended July 30, 2011

Net Sales

Our net sales for the fiscal year ended July 28, 2012 increased approximately 15.6%, or $706.0 million, to a record $5.2 billion for the year ended July 28, 2012 from $4.5 billion for the year ended July 30, 2011. This increase was primarily due to growth in our wholesale segment of $702.8 million, which includes net sales from a national conventional supermarket customer that began shipping in October 2011 and the strong performance of our UNFI Canada division. Our organic growth (sales growth excluding the impact of acquisitions) is due to the continued growth of the natural and organic products industry in general, increased market share as a result of our focus on service and value added services, and a broader selection of products, including specialty foods. We believe that the integration of our specialty business has allowed us to attract customers that we would not have been able to attract without that business as many customers seek a single source for their natural, organic and specialty products. Our net sales for the fiscal year ended July 28, 2012 were also favorably impacted by moderate price inflation.

In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $25.4 million in incremental net sales resulting from expanded distribution to Whole Foods Market during fiscal 2012 following the acquisition of Whole Foods Distributions's Southwest and Rocky Mountain distribution business and expanded distribution agreement with Whole Foods Market in the first quarter of fiscal 2011 and approximately $4.2 million in sales resulting from our acquisition of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011.

Our net sales by customer type for the years ended July 28, 2012 and July 30, 2011 were as follows (in millions):

Customer Type	2012 Net Sales	% of Total Net Sales	2011 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$1,847	35%	$1,693	37%
Supernatural chains	1,883	36%	1,627	36%
Conventional supermarkets	1,246	24%	991	22%
Other	260	5%	219	5%
Total	$5,236	100%	$4,530	100%

Net sales to our independent retailer channel increased by approximately $154 million, or 9.1% during the year ended July 28, 2012 compared to the year ended July 30, 2011. While net sales in this channel have increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales compared to the prior year.

Whole Foods Market is our only supernatural chain customer, and net sales to Whole Foods Market for the year ended July 28, 2012 increased by approximately $256 million or 15.8% over the prior year and accounted for approximately 36% of our total net sales for the years ended July 28, 2012 and July 30, 2011. The increase in sales to Whole Foods Market is primarily due to the increases in same-store sales, and to a lesser extent, the expanded primary distribution agreement noted above.

Net sales to conventional supermarkets for the year ended July 28, 2012 increased by approximately $255 million, or 25.7% from fiscal 2011 and represented approximately 24% of total net sales in fiscal 2012 compared to 22% in fiscal 2011. The increase in net sales to conventional supermarkets is primarily due to a large national customer which we began servicing during the first quarter of fiscal 2012, as part of our strategy to be the sole supplier of natural, organic and specialty products to our conventional supermarket customers.

Other net sales, which include sales to foodservice and sales from the United States to countries other than Canada, as well as sales through our retail division, manufacturing division, and our branded product lines, increased by approximately $41 million or 18.7% during the fiscal year ended July 28, 2012 over the prior fiscal year and accounted for approximately 5% of total net sales in fiscal 2012 and fiscal 2011.

As we continue to aggressively pursue new customers and as economic conditions continue to stabilize, we expect net sales for fiscal 2013 to grow over fiscal 2012. We believe that the integration of our specialty business into our national platform has allowed us to attract customers that we would not have been able to attract without that business and will continue to allow us to pursue a broader array of customers as many customers seek a single source for their natural, organic and specialty products. We believe that our projected sales growth will come from both sales to new customers and an increase in the number of products that we sell to existing customers. We expect that most of this sales growth will occur in our lower gross margin supernatural and conventional supermarket channels. Although sales to these customers typically generate lower gross margins than sales to customers within our independent retailer channel, they also typically carry a lower average cost to serve than sales to our independent customers. We also believe that food price inflation similar to the levels experienced in the second half of fiscal 2012 will contribute to our projected net sales growth in fiscal 2013.

Gross Profit

Our gross profit increased approximately 11.1%, or $91.2 million, to $916.0 million for the year ended July 28, 2012, from $824.8 million for the year ended July 30, 2011. Our gross profit as a percentage of net sales was 17.5% for the year ended July 28, 2012 and 18.2% for the year ended July 30, 2011. The change in gross profit as a percentage of net sales is primarily due to the change in the mix of net sales by channel that began during the second quarter of fiscal 2010 as well as higher inventory shrink related to perishable items and improper storage of products in certain categories, and use of third parties for inbound freight during fiscal 2012, partially offset by higher fuel surcharge revenue during the year ended July 28, 2012.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended July 28, 2012 approximately $512 million of our total net sales growth of $706 million was from increased net sales in the conventional supermarket and supernatural channels. As a result, approximately 60% of our total net sales in fiscal 2012 were to the conventional supermarket and supernatural channels compared to approximately 58% in fiscal 2011. This change in sales mix from 2011 to 2012 resulted in lower gross profits as a percentage of sales during fiscal 2012. We anticipate net sales growth in the conventional supermarket and supernatural channels will continue to outpace growth in the independent and other channels.

We expect that our growth with Whole Foods Market and our opportunities in the conventional supermarket channel will continue to generate lower gross profit percentages than our historical rates, particularly during the time period when we are on-boarding new business and incurring costs of hiring and training additional associates and increasing inventory levels before a new customer has reached expected purchasing levels. We will seek to fully offset these reductions in gross profit percentages by reducing our operating expenses as a percentage of net sales primarily through improved efficiencies in our supply chain and improvements to our information technology infrastructure.

Operating Expenses

Our total operating expenses increased approximately 9.5%, or $65.7 million, to $760.8 million for the year ended July 28, 2012, from $695.1 million for the year ended July 30, 2011. The increase in total operating expenses for the year ended July 28, 2012 was primarily due to higher sales volume, $5.1 million of severance and other restructuring expenses associated with the divestiture of our conventional non-food and general merchandise lines of business and $1.6 million in start-up expenses incurred in connection with onboarding a large national conventional supermarket customer. Operating expenses for the year ended July 30, 2011 included $6.3 million in restructuring and asset impairment charges associated with the divestiture of our conventional non-foods and general merchandise lines of business.

Total operating expenses for fiscal 2012 include share-based compensation expense of $11.4 million, compared to $9.2 million in fiscal 2011. Share-based compensation expense for the years ended July 28, 2012 and July 30, 2011 includes approximately $1.7 million and $0.7 million, respectively, in expense related to performance share-based awards granted to our Chief Executive Officer related to certain financial goals for those various periods ended July 28, 2012 and July 30, 2011. During fiscal 2012, $0.4 million was recognized related to a new performance-based equity compensation arrangement with a 2-year performance-based vesting component that was established for members of our executive leadership team. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 14.5% for the year ended July 28, 2012, from approximately 15.3% for the year ended July 30, 2011. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses, higher fixed cost coverage due to higher sales, as well as expense control programs across all of our divisions. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures. Our expansion into Lancaster, Texas, where our facility began servicing customers in late September 2010, has helped to further reduce our fuel costs as a percentage of net sales as we are able to reduce the number of miles traveled to serve our customers in Texas, Oklahoma, New Mexico, Arkansas and Louisiana who were previously primarily served from our facility in Denver, Colorado. These improvements in our operating expenses were offset in part by higher health insurance costs, higher workers' compensation costs and the above described higher share-based compensation costs. We expect that we will be able to continue to reduce our operating expenses as we continue the roll-out of our supply chain initiatives including a national warehouse management and procurement system, which was first launched in the Lancaster, Texas facility in September 2010, launched in the Ridgefield, Washington facility in July 2012 and is expected to be rolled out in all of our distribution centers by the end of fiscal 2015.

Operating Income

Operating income increased approximately 19.7%, or $25.5 million, to $155.2 million for the year ended July 28, 2012, from $129.7 million for the year ended July 30, 2011. As a percentage of net sales, operating income was 3.0% for the year ended July 28, 2012 compared to 2.9% for the year ended July 30, 2011. The increase in operating income is primarily attributable to sales growth and lower operating expenses as a percentage of net sales during fiscal 2012 compared to fiscal 2011.

Other Expense (Income)

Other expense (income) increased $1.2 million to $4.4 million for the year ended July 28, 2012, from $3.2 million for the year ended July 30, 2011. Interest expense for the year ended July 28, 2012 decreased to $4.7 million from $5.0 million in the year ended July 30, 2011, but was negatively impacted by $0.3 million related to the settlement in the fourth quarter of fiscal 2012 of the interest rate swap that we entered into in July 2005 in connection with our term loan that we paid off in May 2012. The decrease in interest expense was due primarily to lower average debt levels during the year. Interest income for the year ended July 28, 2012 decreased to $0.7 million from $1.2 million in the year ended July 30, 2011, primarily as a result of lower average cash balances during the year.

Provision for Income Taxes

Our effective income tax rate was 39.4% for the years ended July 28, 2012 and July 30, 2011. Our effective income tax rate in both fiscal years was primarily affected by state taxes in the states in which we operate.

Net Income

Reflecting the factors described in more detail above, net income increased $14.7 million to $91.3 million, or $1.86 per diluted share, for the year ended July 28, 2012, compared to $76.7 million, or $1.60 per diluted share on a lower share base, for the year ended July 30, 2011.

Fiscal year ended July 30, 2011 compared to fiscal year ended July 31, 2010

Net Sales

Our net sales for the fiscal year ended July 30, 2011 increased approximately 20.6%, or $772.9 million, to a record $4.5 billion for the year ended July 30, 2011 from $3.8 billion for the year ended July 31, 2010. This increase was primarily due to growth in our wholesale segment of $774.3 million, which includes the growth resulting from our entrance into the Canadian market in June 2010 and the expansion of our primary distribution agreement with Whole Foods Market in

October 2010. Our organic growth is due to the continued growth of the natural products industry in general, increased market share as a result of our focus on service and value added services, and the breadth of our product selection. In addition, we believe that the integration of our specialty business has allowed us to attract customers that we would not have been able to attract without that business as many customers seek a single source for their natural, organic and specialty products. Our net sales for the fiscal year ended July 30, 2011 were also favorably impacted by moderate price inflation.

In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $200.7 million in sales from UNFI Canada, which includes the SDG assets acquired during the fourth quarter of fiscal 2010, and approximately $131.6 million in incremental sales to Whole Foods Market due to the acquisition of Whole Foods Distribution's Southwest and Rocky Mountain distribution business in the first quarter of fiscal 2011 and our expanded distribution agreement in October 2010.

Our net sales by customer type for the years ended July 30, 2011 and July 31, 2010 were as follows (in millions):

Customer Type	2011 Net Sales	% of Total Net Sales	2010 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$1,693	37%	$1,506	40%
Supernatural chains	$1,627	36%	$1,317	35%
Conventional supermarkets	$ 991	22%	$ 771	21%
Other	$ 219	5%	$ 163	4%
Total	$4,530	100%	$3,757	100%

Net sales to our independent retailer channel increased by approximately $187 million, or 12.4% during the year ended July 30, 2011 compared to the year ended July 31, 2010. While net sales in this channel have increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales compared to the prior year.

Whole Foods Market is our only supernatural chain customer, and net sales to Whole Foods Market for the year ended July 30, 2011 increased by approximately $310 million or 23.6% over the prior year and accounted for approximately 36% and 35% of our total net sales for the years ended July 30, 2011 and July 31, 2010, respectively. The increase in sales to Whole Foods Market is primarily due to the increases in same-store sales, as well as the expanded primary distribution agreement noted above.

Net sales to conventional supermarkets for the year ended July 30, 2011 increased by approximately $220 million, or 28.5% from fiscal 2010 and represented approximately 22% of total net sales in fiscal 2011 compared to 21% in fiscal 2010. The increase in net sales to conventional supermarkets is primarily due to several large new customers won during the year based on our consolidated market strategy of natural, organic and specialty from one supplier, as well as $92.5 million of net sales to conventional supermarkets by UNFI Canada.

Other net sales, which include sales to foodservice and sales from the United States to countries other than Canada, increased by approximately $56 million or 34.3% during the fiscal year ended July 30, 2011 over the prior fiscal year and accounted for approximately 5% of total net sales in fiscal 2011 compared to 4% of total net sales for the fiscal year ended July 31, 2010.

The decrease in sales percentage to the independent channel is the result of the higher growth rate in our supernatural chain as a result of an increase in Whole Foods Market business, and in our conventional supermarkets.

Gross Profit

Our gross profit increased approximately 18.3%, or $127.9 million, to $824.8 million for the year ended July 30, 2011, from $696.9 million for the year ended July 31, 2010. Our gross profit as a percentage of net sales was 18.2% for the year ended July 30, 2011 and 18.5% for the year ended July 31, 2010. The change in gross profit as a percentage of net sales is primarily due to the change in the mix of net sales by channel that began during the second fiscal quarter of 2010 and start up costs related to inventory issues and incremental freight and service costs incurred during the first half of fiscal 2011 in connection with the initial period of operations of our Lancaster, Texas distribution center, partially offset by higher fuel surcharge revenue during the year ended July 30, 2011.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended July 30, 2011 approximately $530 million of our total net sales growth was from increased net sales in the conventional supermarket and supernatural channels, while net sales growth from the independent and other channels was approximately $243 million. As a result, approximately 58% of our total net sales in fiscal 2011 were to the conventional supermarket and supernatural channels compared to approximately 56% in fiscal 2010. This change in sales mix from 2010 to 2011 resulted in lower gross profits as a percentage of sales during fiscal 2011.

Operating Expenses

Our total operating expenses increased approximately 19.4%, or $113.1 million, to $695.1 million for the year ended July 30, 2011, from $582.0 million for the year ended July 31, 2010. The increase in total operating expenses for the year ended July 30, 2011 was primarily due to higher sales volume including sales through our UNFI Canada subsidiary, $4.4 million of labor and other expenses associated with the September 2010 opening of our Lancaster, Texas facility and incremental start up inefficiencies which continued through January 2011, $0.6 million for severance payments for former executives and $6.3 million in restructuring and asset impairment charges associated with the divestiture of our conventional non-foods and general merchandise lines of business.

Unallocated corporate expenses have increased $2.0 million during the year ended July 30, 2011 compared to the year ended July 31, 2010, primarily due to the continued development of a national platform across many functional areas including warehouse management, inbound logistics and category management.

Total operating expenses for fiscal 2011 include share-based compensation expense of $9.2 million, compared to $8.1 million in fiscal 2010. Share-based compensation expense for the years ended July 30, 2011 and July 31, 2010 includes approximately $0.7 million and $1.0 million, respectively, in expense related to the performance share-based awards granted to our Chief Executive Officer related to certain financial goals for those various periods ended July 30, 2011 and July 31, 2010. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 15.3% for the year ended July 30, 2011, from approximately 15.5% for the year ended July 31, 2010. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses, as well as expense control programs across all of our divisions. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures. Our expansion into Lancaster, Texas, where our new leased facility began servicing customers in late September 2010, has helped to further reduce our fuel costs as a percentage of net sales as we are able to reduce the number of miles traveled to serve our customers in Texas, Oklahoma, New Mexico,

Arkansas and Louisiana who were previously primarily served from our facility in Denver, Colorado. These improvements in our operating expenses were offset in part by higher health insurance costs, higher workers' compensation costs and the above described higher incentive compensation costs.

Operating Income

Operating income increased approximately 12.9%, or $14.8 million, to $129.7 million for the year ended July 30, 2011, from $114.9 million for the year ended July 31, 2010. As a percentage of net sales, operating income was 2.9% for the year ended July 30, 2011 compared to 3.1% for the year ended July 31, 2010. The decrease in operating income is primarily attributable to the increase in total operating expenses during fiscal 2011, including the $6.3 million recognized for restructuring and asset impairment expenses, compared to fiscal 2010.

Other Expense (Income)

Other expense (income) increased $0.3 million to $3.2 million for the year ended July 30, 2011, from $2.9 million for the year ended July 31, 2010. Interest expense for the year ended July 30, 2011 decreased to $5.0 million from $5.8 million in the year ended July 31, 2010. The decrease in interest expense was due primarily to lower average debt levels during the year as we used a portion of the $138.3 million in proceeds from our secondary public offering completed in October 2010 to pay down our debt balances which had increased significantly in the fourth quarter of fiscal 2010 as we financed our purchase of the SDG assets from SunOpta with borrowings under our revolving credit facility. In connection with the expected purchase of the SDG assets, we entered into a forward contract to swap United States dollars for Canadian dollars. During the fourth quarter of fiscal 2010, we recognized a gain of $2.8 million, which was recorded in other income, upon settlement of the contract. Interest income for the year ended July 30, 2011 increased to $1.2 million from $0.2 million in the year ended July 31, 2010, primarily as a result of higher average cash balances during the year.

Provision for Income Taxes

Our effective income tax rate was 39.4% and 39.0% for the years ended July 30, 2011 and July 31, 2010, respectively. The increase in the effective income tax rate for the year ended July 30, 2011 is primarily due to increases in effective state tax rates. Our effective income tax rate in both fiscal years was also affected by share-based compensation for incentive stock options and the timing of disqualifying dispositions of certain share-based compensation awards. Certain incentive stock option expenses are not deductible for tax purposes unless a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option and within two years of original grant. We receive a tax benefit in the period that the disqualifying disposition occurs. Our effective income tax rate will continue to be effected by the tax impact related to incentive stock options and the timing of tax benefits related to disqualifying dispositions.

Net Income

Reflecting the factors described in more detail above, net income increased $8.4 million to $76.7 million, or $1.60 per diluted share, for the year ended July 30, 2011, compared to $68.3 million, or $1.57 per diluted share on a lower share base, for the year ended July 31, 2010.

Liquidity and Capital Resources

In October 2010, we completed a secondary public offering of our common stock. As a result, 4,427,500 shares of common stock, including shares issued to cover the underwriters' overallotment option, were issued at a price of $33.00 per share. The net proceeds of approximately $138.3 million were used to repay a portion of our outstanding borrowings under our then existing revolving credit facility.

We finance our day to day operations and growth primarily with cash flows from operations, borrowings under our credit facility, operating leases, trade payables and bank indebtedness. In addition, from time to time, we may issue equity and debt securities to finance our operations and acquisitions. We believe that our cash on hand and available credit through our amended and restated revolving credit facility as discussed below is sufficient for our operations and planned capital expenditures over the next twelve months. We expect to generate an average of $70 million to $100 million in cash flow from operations per year for the 2013 and 2014 fiscal years. We intend to continue to utilize this cash generated from operations to pay down our debt levels, and fund working capital and capital expenditure needs. We intend to manage capital expenditures to no more than approximately 1.3% of net sales for fiscal 2013.

In May 2012, we amended and restated our revolving credit facility, pursuant to which we now have a $500 million revolving credit facility which matures on May 24, 2017, of which up to $450.0 million is available to the Company's U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. This credit facility also provides a one-time option, subject to approval by the lenders under the revolving credit facility, to increase the borrowing base by up to an additional $100 million. The borrowings of the US portion of the credit facility accrue interest, at our option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum and (z) one-month LIBOR plus one percent (1%) per annum plus an initial margin of 0.50%, or (ii) LIBOR for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian overadvance loans or Canadian protective advances accrue interest, at our option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00% plus an initial margin of 0.50%, or (ii) the CDOR rate, and an initial margin of 1.50%. All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin. The revolving credit facility supports our working capital requirements in the ordinary course of business and provides capital to grow our business organically or through acquisitions. Our borrowing base is determined as the lesser of (1) $500 million or (2) the fixed percentages of our previous fiscal month-end eligible accounts receivable and inventory levels. As of July 28, 2012, our borrowing base, which was calculated based on our eligible accounts receivable and inventory levels, was $483.7 million. As of July 28, 2012, we had $115.0 million outstanding under our credit facility, $24.0 million in letter of credit commitments and $2.9 million in reserves which reduces our available borrowing capacity under our revolving credit facility on a dollar for dollar basis. Our resulting remaining availability was $341.8 million as of July 28, 2012. The revolving credit facility, as amended and restated, subjects us to a springing minimum fixed charge coverage ratio (as defined in the underlying credit agreement) of 1.0 to 1.0 calculated at the end of each of our fiscal quarters on a rolling four quarter basis when aggregate availability (as defined in the underlying credit agreement) is less than the greater of (i) $35.0 million and (ii) 10% of the aggregate borrowing base. We were not subject to fixed charge coverage ratio covenants as of the fiscal year ended July 28, 2012.

Our amended and restated revolving credit facility includes borrowing rates that are approximately 50 to 100 basis points higher than our prior revolving credit facility, depending on remaining availability. However, we do not expect our overall interest expense to increase significantly if rates remain relatively stable as we have terminated our higher fixed rate interest rate swap, which covered our term loan.

In connection with the amended and restated revolving credit facility above, we used a portion of our availability to pay off our term loan agreement, which was maturing on July 28, 2012. At that time, our interest rate swap entered into in July 2005 was settled concurrently with a payment of $0.3 million which is reflected within interest expense during the fiscal year ended July 28, 2012.

Our capital expenditures for the 2012 fiscal year were $31.5 million, compared to $40.8 million for fiscal 2011. The decrease was partially due to a decision to delay certain construction related projects until fiscal 2013. We believe that our capital requirements for fiscal 2013 will be between $70 and $80 million. We expect to finance these requirements with cash generated from operations and borrowings under our revolving credit facility. Our planned capital projects will provide both additional warehouse space (including through the build out of our new Aurora, Colorado facility) and technology that we believe will provide us with increased efficiency and the capacity to continue to support the growth of our customer base. We believe that our future capital requirements after fiscal 2013 will be marginally lower than our anticipated fiscal 2013 requirements, as a percentage of net sales, although we plan to continue to invest in technology and expand our facilities. Future investments and acquisitions will be financed through our revolving credit facility, or with the issuance of equity or long-term debt, negotiated at the time of the potential acquisition.

Net cash provided by operations was $66.2 million for the year ended July 28, 2012, an increase of $16.4 million from the $49.8 million provided by operations for the year ended July 30, 2011. The primary reasons for the increase in cash flows from operations for the year ended July 28, 2012 were net income of $91.3 million, partially offset by an increase in inventories of $62.8 million and an increase in accounts receivable of $51.2 million due to our sales growth during the year, and in the case of accounts receivable, in part due to the longer credit terms typically granted to conventional supermarket and Canadian customers. Net cash provided by operations of $66.1 million for the year ended July 31, 2010 was primarily the result of an increase in net income, partially offset by changes in working capital. Days in inventory was 50 days at July 28, 2012, compared to 51 days at July 30, 2011. Days sales outstanding remained at 22 days at July 28, 2012 and July 30, 2011. Working capital increased by $231.6 million, or 60.8%, to $612.7 million at July 28, 2012, compared to working capital of $381.1 million at July 30, 2011, primarily as a result of the refinance of our revolving credit facility which is now reflected as a long-term liability.

Net cash used in investing activities decreased $28.2 million to $34.5 million for the year ended July 28, 2012, compared to $62.7 million for the year ended July 30, 2011. The decrease from the fiscal year ended July 30, 2011 was primarily due to the purchase of the Rocky Mountain and Southwest distribution business of Whole Foods Distribution, a wholly owned subsidiary of Whole Foods Market, during the year ended July 30, 2011. Net cash used in investing activities was $118.7 million for the year ended July 31, 2010, primarily as a result of the purchase of the SDG assets from SunOpta, as well as capital expenditures related to our Lancaster, Texas facility including the supply chain initiatives related to warehouse management software which went live with that facility.

Net cash used in financing activities was $32.8 million for the year ended July 28, 2012, primarily due to repayments on long-term debt of $47.4 million as we paid off our term loan with availability under our amended and restated revolving credit facility. Net cash provided by financing activities was $16.3 million for the year ended July 30, 2011, primarily due to net proceeds from our secondary equity offering of $138.3 million, partially offset by repayments on borrowings on notes payable of $127.6 million. Net cash provided by financing activities was $56.0 million for the year ended July 31, 2010, primarily due to borrowings under notes payable of $42.6 million.

On December 1, 2004, our Board of Directors authorized the repurchase of up to $50 million of common stock from time to time in the open market or in privately negotiated transactions. As part of the stock repurchase program, we purchased 228,800 shares of our common stock for our treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. No such purchases were made subsequent to the 2006 fiscal year, and the authorization to repurchase has expired. In an effort to reduce the treasury share balance, we decided in the fourth quarter of fiscal 2010 to issue treasury shares to satisfy certain share requirements related to exercises of stock options and vesting of restricted stock units and awards under our equity incentive plans. During the fiscal year ended July 31, 2010, we reissued 201,814 shares from treasury related to stock option exercises and the vesting of restricted stock units and awards. During the fiscal year ended July 28, 2012, we reissued 26,986 shares from treasury related to stock option exercises.

We may from time to time enter into commodity swap agreements to reduce price risk associated with our anticipated purchases of diesel fuel. These commodity swap agreements hedge a portion of our expected fuel usage for the periods set forth in the agreements. We monitor the commodity (NYMEX #2 Heating oil) used in our swap agreements to determine that the correlation between the commodity and diesel fuel is deemed to be "highly effective." During the fiscal years ended July 28, 2012 and July 30, 2011, we had no outstanding commodity swap agreements.

In addition to the previously discussed interest rate and commodity swap agreements, from time-to-time we enter into fixed price fuel supply agreements. As of July 28, 2012, we had entered into agreements which required us to purchase a total of approximately 4.3 million gallons of diesel fuel at prices ranging from $3.33 to $3.91 per gallon through July 2013. As of July 30, 2011, we had not entered into any agreements requiring us to purchase diesel fuel. These fixed price fuel agreements qualified for the "normal purchase" exception under ASC 815, *Derivatives and Hedging* as physical deliveries will occur rather than net settlements, therefore the fuel purchases under these contracts will be expensed as incurred and included within operating expenses.

Commitments and Contingencies

The following schedule summarizes our contractual obligations and commercial commitments as of July 28, 2012:

	Payments Due by Period				
	Total	Less than One Year	1–3 Years	3–5 Years	Thereafter
			(in thousands)		
Inventory purchase commitments	$ 24,040	$24,040	—	—	—
Diesel fuel purchase commitments	15,608	15,608			
Notes payable	115,000	—	—	$115,000	—
Long-term debt	985	350	$ 635	—	—
Deferred compensation	12,768	1,149	2,579	2,444	$ 6,596
Long-term non-capitalized leases	311,043	45,640	78,569	63,926	122,908
Total	$479,444	$86,787	$81,783	$181,370	$129,504

The notes payable, long-term debt and long-term non-capitalized lease obligations shown above exclude interest payments due. The notes payable obligations shown reflect the expiration of the credit facility, not necessarily the underlying individual borrowings. In addition, cash to be paid for income taxes is excluded from the table above.

We had outstanding letters of credit of approximately $24.0 million at July 28, 2012.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Recently Issued Financial Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards* ("ASU 2011-04"). ASU 2011-04 provides a consistent definition of fair value and seeks to ensure that fair value measurements and disclosure requirements are similar between U.S. GAAP and IFRS. This guidance changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. The amendments in this ASU are effective for interim and annual fiscal periods beginning after December 15, 2011 and are applied prospectively. Our adoption of ASU 2011-04 effective April 28, 2012 did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 increases the prominence of other comprehensive income in financial statements and provides an entity the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011 the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220)*, whereby the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments in the income statement are deferred to provide the FASB with more time to consider whether to present the effects of reclassifications out of accumulated other comprehensive income on the face of the financial statements for all periods presented. We intend to adopt ASU 2011-05 effective July 29, 2012, which impacts only the presentation of our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless the company believes, based on qualitative factors, it is more likely than not that the reporting unit's or indefinite lived intangible asset's fair value is less than the carrying value. ASU 2011-08 is effective for fiscal years that begin after December 15, 2011, with early adoption allowed. We have adopted ASU 2011-08 effective July 30, 2011, see *Valuation of goodwill and intangible assets* for further information.

In September 2011, the FASB issued ASU 2011-09, *Compensation—Retirement Benefits—Multiemployer Plans (Topic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan* ("ASU 2011-09"). ASU 2011-09 requires additional disclosures about employers' participation in multiemployer pension plans including information about the plan's funded status if it is readily available. The ASU is effective retrospectively for annual periods for fiscal years ending after December 15, 2011 for public entities, with early adoption permitted. We adopted ASU 2011-09 effective July 28, 2012, which did not have a material effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to interest rate fluctuations on our borrowings. As more fully described in Note 8 "Fair Value Measurements" to the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, we have used interest rate swap agreements to modify variable rate obligations to fixed rate obligations.

During the fiscal year ended July 28, 2012, we were a party to an interest rate swap agreement entered into in July 2005 (the "2005 swap"), which was set to expire in July 2012 concurrent with the maturity of our term loan. The 2005 swap was terminated in connection with our repayment of all borrowings under the term loan during the fourth quarter of fiscal 2012. The 2005 swap had an initial notional principal amount of $50 million and provided for us to pay interest for a seven-year period at a fixed rate of 4.70% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The 2005 swap had an amortizing notional amount which adjusted down on the dates payments were due on the underlying term loan. The 2005 swap had been entered into as a hedge against LIBOR movements on current variable rate indebtedness at one-month LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. We accounted for the 2005 swap using hedge accounting treatment because the derivative has been determined to be highly effective in achieving offsetting changes in cash flows of the hedged item. Under this method of accounting, we had recorded a liability of $1.3 million representing the fair value of the swap as of July 30, 2011. There was no liability recorded as of July 28, 2012 due to the settlement of the swap in conjunction with the payoff of the underlying term loan in May 2012. We do not enter into derivative agreements for trading purposes.

At July 28, 2012, we had long-term floating rate debt under our amended and restated revolving credit facility of $115.0 million and long-term fixed rate debt of $1.0 million, representing 99% and 1%, respectively, of our long-term borrowings. At July 30, 2011, we had long-term floating rate debt of $47.1 million and long-term fixed rate debt of $1.3 million, representing 97% and 3%, respectively, of our long-term borrowings. Holding other debt levels constant, a 25 basis point decrease in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $3,000 and $6,000 at July 28, 2012 and July 30, 2011, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
United Natural Foods, Inc:

We have audited the accompanying consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 28, 2012 and July 30, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended July 28, 2012. We also have audited United Natural Foods, Inc.'s internal control over financial reporting as of July 28, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Natural Foods, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Natural Foods, Inc. and subsidiaries as of July 28, 2012 and July 30, 2011, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended July 28, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 28, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Providence, Rhode Island
September 26, 2012

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	July 28, 2012	July 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,122	$ 16,867
Accounts receivable, net of allowance of $6,249 and $4,545, respectively	305,177	257,116
Inventories	578,555	514,506
Deferred income taxes	25,353	22,023
Prepaid expenses and other current assets	21,654	33,980
Total current assets	946,861	844,492
Property & equipment, net	278,455	285,151
Goodwill	193,741	191,943
Intangible assets, net of accumulated amortization of $10,809 and $8,143, respectively	52,496	58,336
Other long-term assets	22,393	21,066
Total assets	$1,493,946	$1,400,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 242,179	$ 217,074
Notes payable	—	115,000
Accrued expenses and other current liabilities	91,632	83,900
Current portion of long-term debt	350	47,447
Total current liabilities	334,161	463,421
Notes payable	115,000	—
Deferred income taxes	36,260	38,551
Other long-term liabilities	29,174	28,363
Long-term debt, excluding current portion	635	986
Total liabilities	515,230	531,321
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 5,000 shares; none issued or outstanding	—	—
Common stock, $0.01 par value, authorized 100,000 shares; 49,011 issued and outstanding shares at July 28, 2012; 48,520 issued and 48,493 outstanding shares at July 30, 2011	490	485
Additional paid-in capital	364,598	345,036
Treasury stock	—	(708)
Unallocated shares of Employee Stock Ownership Plan	(89)	(542)
Accumulated other comprehensive income	1,896	4,862
Retained earnings	611,821	520,534
Total stockholders' equity	978,716	869,667
Total liabilities and stockholders' equity	$1,493,946	$1,400,988

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Fiscal year ended		
	July 28, 2012	**July 30, 2011**	**July 31, 2010**
Net sales	$5,236,021	$4,530,015	$3,757,139
Cost of sales	4,320,018	3,705,205	3,060,208
Gross profit	916,003	824,810	696,931
Operating expenses	755,744	688,859	582,029
Restructuring and asset impairment expenses	5,101	6,270	—
Total operating expenses	760,845	695,129	582,029
Operating income	155,158	129,681	114,902
Other expense (income):			
Interest expense	4,734	5,000	5,845
Interest income	(715)	(1,226)	(247)
Other, net	356	(528)	(2,698)
Total other expense	4,375	3,246	2,900
Income before income taxes	150,783	126,435	112,002
Provision for income taxes	59,441	49,762	43,681
Net income	$ 91,342	$ 76,673	$ 68,321
Basic per share data:			
Net income	$ 1.87	$ 1.62	$ 1.58
Weighted average basic shares of common stock	48,766	47,459	43,184
Diluted per share data:			
Net income	$ 1.86	$ 1.60	$ 1.57
Weighted average diluted shares of common stock	49,100	47,815	43,425

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid in Capital	Unallocated Shares of ESOP	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
Balances at August 1, 2009	43,237	432	229	(6,092)	175,182	(877)	(1,623)	377,450	544,472
Allocation of shares to ESOP						164			164
Stock option exercises and restricted stock vestings, net	321	3	(202)	5,384	3,666			(1,910)	7,143
Share-based compensation					8,057				8,057
Tax benefit associated with stock plans					1,822				1,822
Fair value of swap agreement, net of tax							128		128
Foreign currency translation							340		340
Net income								68,321	68,321
Total comprehensive income									68,789
Balances at July 31, 2010	43,558	$435	27	$ (708)	$188,727	$(713)	$(1,155)	$443,861	$630,447
Allocation of shares to ESOP						171			171
Issuance of common stock pursuant to secondary offering, net of direct offering costs	4,428	44			138,257				138,301
Stock option exercises and restricted stock vestings, net	534	6			7,348				7,354
Share-based compensation					9,159				9,159
Tax benefit associated with stock plans					1,545				1,545
Fair value of swap agreements, net of tax							732		732
Foreign currency translation							5,285		5,285
Net income								76,673	76,673
Total comprehensive income									82,690
Balances at July 30, 2011	48,520	$485	27	$ (708)	$345,036	$(542)	$ 4,862	$520,534	$869,667
Allocation of shares to ESOP						453			453
Stock option exercises and restricted stock vestings, net	491	5	(27)	708	5,386			(55)	6,044
Share-based compensation					11,372				11,372
Tax benefit associated with stock plans					2,804				2,804
Fair value of swap agreements, net of tax							763		763
Foreign currency translation							(3,729)		(3,729)
Net income								91,342	91,342
Total comprehensive income									88,376
Balances at July 28, 2012	49,011	$490	—	$ —	$364,598	$ (89)	$ 1,896	$611,821	$978,716

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended July 28, 2012	July 30, 2011	July 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 91,342	$ 76,673	$ 68,321
Adjustments to reconcile net income to net cash provided by operating activites:			
Depreciation and amortization	39,560	35,296	27,483
Deferred income tax (benefit) expense	(6,115)	15,520	5,061
Share-based compensation	11,372	9,159	8,057
Excess tax benefits from share-based payment arrangements	(2,804)	(1,545)	(1,822)
(Gain) loss on disposals of property and equipment	(313)	(42)	229
Impairment on long-term assets	—	5,790	—
Impairment on indefinite lived intangibles	—	200	—
Unrealized gain (loss) on foreign exchange	(468)	318	(61)
Realized gain on hedge related to Canadian acquisition	—	—	(2,814)
Provision for doubtful accounts	3,532	635	1,149
Changes in assets and liabilities, net of acquired companies:			
Accounts receivable	(51,193)	(39,791)	(21,599)
Inventories	(62,822)	(66,283)	(55,803)
Prepaid expenses and other assets	15,050	(12,283)	(3,284)
Accounts payable	16,095	9,583	32,491
Accrued expenses	13,008	16,614	8,724
Net cash provided by operating activities	66,244	49,844	66,132
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(31,492)	(40,778)	(55,109)
Purchases of acquired businesses, net of cash acquired	(3,297)	(22,061)	(66,556)
Cash proceeds from hedge related to Canadian acquisition	—	—	2,814
Proceeds from disposals of property and equipment	332	96	180
Net cash used in investing activities	(34,457)	(62,743)	(118,671)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from common stock issuance	—	138,301	—
Net (repayments) borrowings under notes payable	—	(127,570)	42,570
Repayments of long-term debt	(47,447)	(5,033)	(5,412)
Increase in bank overdraft	8,673	1,739	9,982
Proceeds from exercise of stock options	7,571	10,162	8,481
Payment of employee restricted stock tax withholdings	(1,526)	(2,808)	(1,338)
Excess tax benefits from share-based payment arrangements	2,804	1,545	1,822
Capitalized debt issuance costs	(2,905)	—	(68)
Net cash provided by (used in) financing activities	(32,830)	16,336	56,037
Effect of exchange rate changes on cash and cash equivalents	298	(372)	35
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(745)	3,065	3,533
Cash and cash equivalents at beginning of period	16,867	13,802	10,269
Cash and cash equivalents at end of period	$ 16,122	$ 16,867	$ 13,802
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of amounts capitalized	$ 4,734	$ 4,752	$ 4,465
Federal and state income taxes, net of refunds	$ 52,666	$ 42,018	$ 35,538

See accompanying notes to consolidated financial statements.

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Business

United Natural Foods, Inc. and subsidiaries (the "Company") is a leading distributor and retailer of natural, organic and specialty products. The Company sells its products primarily throughout the United States and Canada.

(b) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The fiscal year of the Company ends on the Saturday closest to July 31. Fiscal 2012, 2011 and 2010 ended on July 28, 2012, July 30, 2011, and July 31, 2010, respectively. Each of these fiscal years contained 52 weeks, and each of the Company's interim quarters consisted of 13 weeks.

Net sales consists primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also includes amounts charged by the Company to customers for shipping and handling, and fuel surcharges. The principal components of cost of sales include the amount paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to the Company's distribution centers. Cost of sales also includes amounts incurred by the Company's manufacturing subsidiary, United Natural Trading Co., which does business as Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Operating expenses include salaries and wages, employee benefits (including payments under the Company's Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation and amortization expense. Operating expenses also include depreciation expense related to the wholesale and retail divisions. Other expense (income) includes interest on outstanding indebtedness, interest income and miscellaneous income and expenses. In fiscal 2010, other expense (income) includes the gain recorded by the Company upon settlement of a forward contract entered into by the Company to swap United States dollars for Canadian dollars.

(c) Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

(d) Inventories and Cost of Sales

Inventories consist primarily of finished goods and are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Allowances received from suppliers are recorded as reductions in cost of sales upon the sale of the related products.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the inception of the lease or the fair value of the asset. Depreciation and amortization of property and equipment is computed on a straight-line basis, over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Applicable interest charges incurred during the construction of new facilities may be capitalized as one of the elements of cost and amortized over the assets' estimated useful lives. There was no interest capitalized during the year ended July 28, 2012 and July 30, 2011. Interest capitalized for the year ended July 31, 2010 was less than $0.1 million.

Property and equipment consisted of the following at July 28, 2012 and July 30, 2011:

	Original Estimated Useful Lives (Years)	2012	2011
	(In thousands, except years)		
Land		$ 13,311	$ 13,241
Buildings and improvements	20-40	160,940	158,790
Leasehold improvements	5-20	85,648	77,605
Warehouse equipment	3-30	104,310	88,643
Office equipment	3-10	68,674	58,643
Computer software	3-7	50,998	40,986
Motor vehicles	3-7	4,562	4,182
Construction in progress		12,072	15,428
		500,515	457,518
Less accumulated depreciation and amortization		222,060	172,367
Net property and equipment		$278,455	$285,151

Depreciation expense amounted to $35.2 million, $31.1 million and $25.0 million for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively.

(f) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company includes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(g) Long-Lived Assets

Management reviews long-lived assets, including finite-lived intangible assets, for indicators of impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of an asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model.

(h) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with definite lives are amortized on a straight-line basis over the following lives:

Customer relationships	7-10 years
Trademarks and tradenames	4-10 years

Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the business combination. The Company is required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the first quarter of the 2011 fiscal year, the Company performed a test for goodwill impairment as a result of the expected change in future cash flows for certain of its branded product lines, and determined that no impairment existed. The Company has elected to perform its annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year.

In accordance with ASU 2011-08, the Company is allowed to perform a qualitative assessment unless it believes it is more likely than not that a reporting unit's fair value is less than the carrying value. The thresholds used by the Company for this determination in fiscal 2012 were for any reporting units that (1) have passed their previous two-step test with a margin of calculated fair value versus carrying value of at least 10%, (2) have had no significant changes to their working capital structure, and (3) have current year income streams which are at least 85% of prior year amounts. The Company's wholesale distribution reporting unit and its Earth Origins Market reporting unit met this threshold. As each reporting unit's net income has not decreased more than 15% and their working capital intensity has not increased significantly, no quantitative testing is required. For the remaining reporting units, the Company tests for goodwill impairment at the reporting unit level based on future expected cash flows. The Company's reporting units are at or one level below the operating segment level. Approximately 91% of the Company's goodwill is within its wholesale reporting unit. For those reporting units that did not meet the threshold above, or that had significant changes to their cash flow profiles, the Company has performed a two-step goodwill impairment analysis. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. As of July 28, 2012, the Company's annual assessment of goodwill for each of its reporting units and its indefinite lived intangible assets indicated that no impairment existed.

The changes in the carrying amount of goodwill and the amount allocated by reportable segment for the years presented are as follows (in thousands):

	Wholesale	Other	Total
Goodwill as of July 31, 2010	$169,594	$17,331	$186,925
Goodwill adjustment for restructuring activities, net of tax of $179	(726)	—	(726)
Goodwill adjustment for prior year business combinations	1,210	—	1,210
Goodwill arising from fiscal 2011 business combinations	2,743	—	2,743
Change in foreign exchange rates	1,791	—	1,791
Goodwill as of July 30, 2011	$174,612	$17,331	$191,943
Goodwill adjustment for prior year business combinations	2,857	200	3,057
Change in foreign exchange rates	(1,259)	—	(1,259)
Goodwill as of July 28, 2012	$176,210	$17,531	$193,741

The following table presents the detail of the Company's other intangible assets (in thousands):

	July 28, 2012			July 30, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing intangible assets:						
Customer relationships	$ 32,120	$10,286	$21,834	$35,390	$7,856	$27,534
Trademarks and tradenames	3,030	523	2,507	2,233	287	1,946
Total amortizing intangible assets	35,150	10,809	24,341	37,623	8,143	29,480
Indefinite lived intangible assets:						
Trademarks and tradenames	28,155	—	28,155	28,856	—	28,856
Total	$ 63,305	$10,809	$52,496	$66,479	$8,143	$58,336

Amortization expense was $4.3 million, $3.5 million and $1.9 million for the years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively. The estimated future amortization expense for the next five fiscal years on finite lived intangible assets existing as of July 28, 2012 is shown below:

Fiscal Year:	(In thousands)
2013	$ 4,022
2014	3,909
2015	3,909
2016	2,688
2017	2,102
2018 and thereafter	7,711
	$24,341

(i) Revenue Recognition and Concentration of Credit Risk

The Company records revenue upon delivery of products. Revenues are recorded net of applicable sales discounts and estimated sales returns. Sales incentives provided to customers are accounted for as reductions in revenue as the related revenue is recorded. The Company's sales are primarily to customers located throughout the United States and Canada.

Whole Foods Market was the Company's largest customer in each fiscal year presented. Whole Foods Market accounted for approximately 36%, 36%, and 35% of the Company's net sales for the years ended July 28, 2012, July 30, 2011 and July 31, 2010. There were no other customers that individually generated 10% or more of the Company's net sales.

The Company analyzes customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of its allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable and certain accrued expenses approximate fair value due to the short-term nature of these instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Refer to footnote (8), *Fair Value Measurements*, for additional information regarding the fair value hierarchy. The fair value of notes payable and long-term debt are based on the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	July 28, 2012		July 30, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 16,122	$ 16,122	$ 16,867	$ 16,867
Accounts receivable	305,177	305,177	257,116	257,116
Notes receivable	3,703	3,703	2,826	2,826
Liabilities:				
Accounts payable	242,179	242,179	217,074	217,074
Notes payable	115,000	115,000	115,000	115,000
Long-term debt, including current portion	985	988	48,433	48,424
Swap agreements:				
Interest rate swap	—	—	(1,259)	(1,259)

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

(l) Notes Receivable, Trade

The Company issues trade notes receivable to certain customers under two basic circumstances; inventory purchases for initial store openings and overdue accounts receivable. Notes issued in connection with store openings are generally receivable over a period not to exceed twelve months. Notes issued in connection with overdue accounts receivable may extend for periods greater than one year. All notes are issued at a market interest rate and contain certain guarantees and collateral assignments in favor of the Company.

(m) Share-Based Compensation

The Company adopted ASC 718, *Stock Compensation* ("ASC 718") effective August 1, 2005. ASC 718 requires the recognition of the fair value of share-based compensation in net income. The Company has three share-based employee compensation plans, which are described more fully in Note 3. Share-based compensation consists of stock options, restricted stock awards, restricted stock units, performance shares and performance units. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, stock options, restricted stock awards and restricted stock units granted to employees vest ratably over four years from the grant date and grants to its Board of Directors vest ratably over two years with one third vesting immediately. Beginning in fiscal 2008, the Company's President and Chief Executive Officer has been granted performance shares and performance units which have vested in accordance with the terms of the related Performance Share and Performance Unit agreements. During fiscal 2012, the Company granted performance-based stock units to its executive officers that will vest if the Company achieves certain performance metrics as of and for the year ended August 3, 2013. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period.

ASC 718 also requires that compensation expense be recognized for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee and director termination activity to reduce the amount of compensation expense recognized. If the actual forfeitures differ from the estimate, additional adjustments to compensation expense may be required in future periods.

The Company receives an income tax deduction for restricted stock awards and restricted stock units when they vest and for non-qualified stock options exercised by employees equal to the excess of the fair market value of its common stock on the vesting or exercise date over the exercised price. Excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) are presented as a cash inflow provided by financing activities in the accompanying consolidated statement of cash flows.

(n) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adding the dilutive potential common shares to the weighted average number of common shares that were outstanding during the period. For purposes of the diluted earnings per share calculation, outstanding stock options, restricted stock awards, restricted stock units and performance-based awards, if applicable, are considered common stock equivalents, using the treasury stock method. A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for all periods presented follows:

	Fiscal years ended		
	July 28, 2012	**July 30, 2011**	**July 31, 2010**
	(In thousands)		
Basic weighted average shares outstanding	48,766	47,459	43,184
Net effect of dilutive common stock equivalents based upon the treasury stock method	334	356	241
Diluted weighted average shares outstanding	49,100	47,815	43,425
Potential anti-dilutive share-based payment awards excluded from the computation above	88	99	791

(o) Comprehensive Income (Loss)

Comprehensive income (loss) is reported in accordance with ASC 200, *Comprehensive Income*, and includes net income and the change in other comprehensive income (loss). Other comprehensive income (loss) is comprised of the net change in fair value of derivative instruments designated as cash flow hedges, as well as foreign currency translation related to the translation of UNFI Canada from the functional currency of Canadian dollars to U.S. dollar reporting currency. For all periods presented, the Company displays comprehensive income (loss) and its components as part of the consolidated statements of stockholders' equity.

(p) Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates, fuel costs, and with the creation and operation of UNFI Canada, foreign currency exchange rates. The Company uses derivatives principally in the management of interest rate and fuel price exposure. However, during the fiscal year ended July 31, 2010, the Company entered into a forward contract to exchange United States dollars for Canadian dollars in anticipation of the Canadian dollars needed to fund the acquisition of the Canadian food distribution assets of SunOpta, Inc. The Company does not utilize derivatives that contain leverage features. For derivative transactions accounted for as hedges, on the date the Company enters into the derivative transaction, the exposure is identified. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. In this documentation, the Company specifically identifies the asset, liability, firm commitment, forecasted transaction, or net investment that has been designated as the hedged item and states how the hedging instrument is expected to reduce the risks related to the hedged item. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis as needed. As of July 28, 2012, the Company was not a party to any derivative financial instruments.

(q) Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, whereas shipping and handling costs for selecting, quality assurance, and outbound transportation are recorded in operating expenses. Outbound shipping and handling costs, which exclude employee benefit expenses which are not allocated, totaled $295.5 million, $266.7 million and $222.0 million for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively.

(r) Reserves for Self-Insurance

The Company is primarily self-insured for workers' compensation, and general and automobile liability insurance. It is the Company's policy to record the self-insured portion of workers' compensation and automobile liabilities based upon actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns.

(s) Operating Lease Expenses

The Company records lease expense via the straight-line method. For leases with step rent provisions whereby the rental payments increase over the life of the lease, and for leases where the Company receives rent-free periods, the Company recognizes expense based on a straight-line basis based on the total minimum lease payments to be made over the expected lease term.

(t) Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair*

Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("ASU 2011-04"). ASU 2011-04 provides a consistent definition of fair value and seeks to ensure that fair value measurements and disclosure requirements are similar between U.S. GAAP and IFRS. This guidance changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. The amendments in this ASU are effective for interim and annual fiscal periods beginning after December 15, 2011 and are applied prospectively. The Company's adoption of ASU 2011-04 effective April 28, 2012 did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05")*. ASU 2011-05 increases the prominence of other comprehensive income in financial statements and provides an entity the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in stockholders' equity. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011 the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220)*, whereby the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments in the income statement are deferred to provide the FASB with more time to consider whether to present the effects of reclassifications out of accumulated other comprehensive income on the face of the financial statements for all periods presented. The Company intends to adopt ASU 2011-05 effective July 29, 2012, which impacts only the presentation of the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless it believes it is more likely than not that the reporting unit's fair value is less than the carrying value. ASU 2011-08 is effective for fiscal years that begin after December 15, 2011, with early adoption permitted. The Company adopted ASU 2011-08 effective July 30, 2011, which did not have a material effect on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, *Compensation—Retirement Benefits—Multiemployer Plans (Topic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan* ("ASU 2011-09"). ASU 2011-09 requires additional disclosures about employers' participation in multiemployer pension plans including information about the plan's funded status if it is readily available. The ASU is effective for annual periods for fiscal years ending after December 15, 2011 for public entities, with early adoption permitted. An entity is required to apply the ASU retrospectively for all periods presented. The Company adopted ASU 2011-09 effective July 28, 2012, which did not have a material effect on the Company's consolidated financial statements.

(2) ACQUISITIONS

Wholesale Segment

Canadian expansion. During the second quarter of fiscal 2012, through its wholly-owned subsidiary, UNFI Canada, the Company acquired substantially all of the assets of a private specialty food distribution business located in Ontario, Canada. Total cash consideration paid in connection with this acquisition was $3.0 million. In addition, the asset purchase agreement provides for potential earn-outs of up to $1.95 million from November 2011 through November 2014. This acquisition was financed through borrowings under the Company's then existing revolving credit facility. The fair value assigned to an identifiable intangible asset acquired was determined by using an income approach. The identifiable intangible asset recorded based on the provisional valuation includes a customer list of $0.8 million, which is being amortized on a straight-line basis over an estimated useful life of approximately 9.7 years. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are considered Level 3 measurements as defined by authoritative guidance. The Company is still completing the final valuation of the acquired intangible and therefore the Company's estimates and assumptions are subject to change within the measurement period. Acquisition costs related to this purchase are insignificant, and have been expensed as incurred and are included within "Operating Expenses" in the Consolidated Statements of Income. Net sales resulting from the acquisition have been included in the Company's results since November 15, 2011, however, neither these sales nor the increase in total assets related to this acquisition were significant compared to the Company's consolidated amounts.

Whole Foods Distribution. During the first quarter of fiscal 2012, the Company finalized its valuation of the customer relationship intangible asset related to the first quarter fiscal 2011 acquisition of the Rocky Mountain and Southwest distribution business of Whole Foods Market Distribution, Inc. ("Whole Foods Distribution"), a wholly owned subsidiary of Whole Foods Market, Inc., whereby the Company (i) acquired inventory at Whole Foods Distribution's Aurora, Colorado and Austin, Texas distribution centers; (ii) acquired substantially all of Whole Foods Distribution's assets, other than the inventory, at the Aurora, Colorado distribution center; (iii) assumed Whole Foods Distribution's obligations under the existing lease agreement related to the Aurora, Colorado distribution center; and (iv) hired substantially all of Whole Foods Distribution's employees working at the Aurora, Colorado distribution center. Incremental net sales resulting from the transaction totaled approximately $25.4 million and $131.6 million for the years ended July 28, 2012 and July 30, 2011, respectively. The Company does not record the expenses for this business separately from the rest of its broadline distribution business, and therefore it is impracticable for the Company to provide complete financial results for this business.

The following table summarizes the consideration paid for the acquisition and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Inventory	$ 6,911
Property & equipment	1,500
Customer relationships and other intangible assets	7,900
Goodwill	5,600
Total assets	$21,911
Liabilities	—
Cash consideration paid	$21,911

SunOpta Distribution Group. On June 11, 2010, the Company acquired the Canadian food distribution assets of the SunOpta Distribution Group business ("SDG") of SunOpta, through its wholly-owned subsidiary, UNFI Canada. Total cash consideration paid in connection with the acquisition was $65.8 million. This acquisition was financed through borrowings under the Company's then existing revolving credit facility.

The following table summarizes the consideration paid for the acquisition and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Total current assets	$34,604
Property & equipment	7,512
Customer relationships and other intangible assets	12,443
Goodwill	24,603
Total assets	$79,162
Liabilities	13,385
Cash consideration paid	$65,777

The translation of the consideration paid and the asset allocations above from the functional currency of Canadian dollars to US dollars were performed utilizing the June 11, 2010 spot rate of $0.9673. The fair value assigned to identifiable intangible assets acquired was determined primarily by using an income approach. Identifiable intangible assets include customer relationships of $11.6 million and the Aux Milles tradename of approximately $0.8 million. The customer relationships intangible asset is being amortized on a straight-line basis over an estimated useful life of 10.1 years. During the year ended July 28, 2012, the tradename was converted from indefinite lived to being amortized on a straight-line basis over an estimated useful life of 10 years as the Company has changed its expectations regarding future use of the tradename. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are therefore considered Level 3 measurements as defined by authoritative guidance. With this acquisition, the Company became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada with an immediate platform for further growth in the Canadian market. The goodwill of $24.6 million represents the future economic benefits expected to arise that could not be individually identified and separately recognized, including expansion of the Company's sales into the Canadian market and expanded vendor relationships. Of the total amount of goodwill recorded, approximately $19.0 million is deductible for tax purposes.

Acquisition costs related to the establishment of UNFI Canada and the subsequent purchase of SDG were approximately $1.0 million during fiscal 2010, and were expensed as incurred and are included within "Operating Expenses" in the Consolidated Statements of Income. Net sales for UNFI Canada, excluding the net sales resulting from the Canadian acquisition during fiscal 2012, totaled $233.5 million and $200.7 million for the years ended July 28, 2012 and July 30, 2011, respectively. Total assets of UNFI Canada were approximately $94.7 million and $93.8 million as of July 28, 2012 and July 30, 2011, respectively.

Other Segment

The Company recorded an increase of $0.1 million to its intangible assets during the years ended July 28, 2012 and July 30, 2011 in recognition of ongoing contingent consideration payments in the form of royalties ranging between 2-4% of net sales (as defined in the applicable purchase agreement) related to two of its acquisitions of assets of branded product companies during fiscal 2009. The acquisition of assets of a third branded product company during fiscal 2009 requires ongoing contingent consideration payments in the form of earn-outs over a period of five years from the acquisition date of

November 2008. These earn-outs are based on tiers of net sales for the trailing twelve months, and $0.2 million was paid during the year ended July 28, 2012.

(3) EQUITY PLANS

The Company recognized total share-based compensation expense of $11.4 million for the fiscal year ended July 28, 2012, compared to share-based compensation expense of $9.2 million and $8.1 million for the fiscal years ended July 30, 2011 and July 31, 2010, respectively. The share-based compensation expense related to performance-based share awards, including the two-year long-term incentive plan created during fiscal 2012, was $2.1 million, $0.7 million and $1.0 million for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively.

As of July 28, 2012, there was $14.6 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements (including stock options, restricted stock, restricted stock units and performance-based restricted shares and units). This cost is expected to be recognized over a weighted-average period of 2.6 years.

For stock options, the fair value of each grant was estimated at the date of grant using the Black-Scholes option pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield and expected life. Expected volatilities utilized in the model are based on the historical volatility of the Company's stock price. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected term is derived from historical information and other factors. The fair value of restricted stock awards, restricted stock units, and performance share units are determined based on the number of shares or units, as applicable, granted and the quoted price of the Company's common stock as of the grant date.

The following summary presents the weighted average assumptions used for stock options granted in fiscal 2012, 2011 and 2010:

	Year ended		
	July 28, 2012	July 30, 2011	July 31, 2010
Expected volatility	39.3%	44.7%	45.2%
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	0.4%	0.9%	1.4%
Expected term (in years)	3.0	3.0	3.0

The Company has three equity incentive plans that provided for the issuance of stock options: the 1996 Stock Option Plan (the "1996 Plan"), the 2002 Stock Incentive Plan (the "2002 Plan"), and effective with an amendment approved by the Company's stockholders during the 2010 Annual Meeting, the 2004 Equity Incentive Plan (the "2004 Plan") (collectively, the "Plans"). The Plans provide for grants of stock options to employees, officers, directors and others. Stock options granted are intended to either qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code or be "non-statutory stock options." Beginning with the Company's fiscal 2010 grants, non-qualified stock options are being granted in place of incentive stock options to decrease the variability in income taxes due to the timing of tax benefits from disqualifying dispositions. Vesting requirements for awards under the Plans are at the discretion of the Company's Board of Directors, or Compensation Committee of the Board of Directors. Typically options granted to employees vest ratably over four years, while options granted to non-employee directors vest one third immediately with the remainder vesting ratably over two years. The maximum term of all incentive stock options granted under the Plans and non-statutory stock options granted under the 2002 Plan and the 2004 Plan, is ten years. The maximum term for non-statutory stock options granted under the 1996 Stock Option Plan was at the discretion of the Company's Board of Directors, and all grants have a term of ten years. There were 7,800,000 shares authorized for grant under the 1996 Plan and 2002 Plan. There were 1,054,267 remaining shares authorized for grant under the 2004 Plan as of December 16, 2010, the effective date when the 2004 Plan was amended to allow for the award of stock options. These shares may be used to issue stock options, restricted stock, restricted stock units or performance based awards. As of July 28, 2012, 49,047 and 655,574 shares were available for grant under the 2002 Plan and 2004 Plan, respectively, and the authorization for new grants under the 1996 Plan has expired. During fiscal 2010 and fiscal 2012, the Company issued shares from treasury in addition to issuing new shares to satisfy stock option exercises and restricted stock vestings.

The following summary presents the weighted-average remaining contractual term of options outstanding at July 28, 2012 by range of exercise prices.

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares Exercisable	Weighted Average Exercise Price
$12.00 - $24.00	8,050	$16.56	2.7	7,300	$16.59
$24.01 - $32.00	196,464	$25.64	5.6	115,959	$26.33
$32.01 - $40.00	231,138	$36.21	7.6	87,006	$36.06
$40.01 - $48.00	5,180	$44.47	9.2	1,516	$44.80
	440,832	$31.24	6.6	211,781	$30.12

The following summary presents information regarding outstanding stock options as of July 28, 2012 and changes during the fiscal year then ended with regard to options under the Plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	664,048	$28.40		
Granted	93,800	$38.07		
Exercised	(277,977)	$27.24		
Forfeited	(35,289)	$27.83		
Cancelled	(3,750)	$28.16		
Outstanding at end of year	440,832	$31.24	6.6 years	$10,306,862
Exercisable at end of year	211,781	$30.12	5.0 years	$ 5,188,171

The weighted average grant-date fair value of options granted during the fiscal years ended July 28, 2012, July 30, 2011, and July 31, 2010 was $10.27, $10.64 and $7.73, respectively. The aggregate intrinsic value of options exercised during the fiscal years ended July 28, 2012, July 30, 2011, and July 31, 2010, was $5.2 million, $3.9 million and $4.6 million, respectively.

The 2004 Plan was amended during fiscal 2009 to provide for the issuance of up to 2,500,000 equity-based compensation awards, and during fiscal 2011 was further amended to provide for the issuance of stock options in addition to restricted shares and units, performance shares and units, bonus shares and stock appreciation rights. Vesting requirements for the awards under the 2004 Plan are at the discretion of the Company's Board of Directors, or the Compensation Committee thereof, and are typically four equal annual installments for employees and three equal annual installments with one third vesting immediately for non-employee directors. The performance units granted to the Company's President and Chief Executive Officer upon hire during fiscal 2009 vested as of July 31, 2010, those granted during March 2011 vested as of July 30, 2011 and those granted during September 2011 vested as of July 28, 2012, each in accordance with the terms of the related Performance Unit and Performance Share agreements. At July 28, 2012, a total of 655,574 shares were available for grant under the 2004 Plan.

The following summary presents information regarding restricted stock awards, restricted stock units, performance shares and performance units under the 2004 Plan as of July 28, 2012 and changes during the fiscal year then ended:

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at July 30, 2011	702,143	$29.57
Granted	484,361	$38.42
Vested	(303,465)	$30.19
Forfeited	(139,048)	$32.14
Outstanding at July 28, 2012	743,991	$34.59

The total intrinsic value of restricted stock awards and restricted stock units vested was $14.2 million, $9.1 million and $6.2 million during the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively. The total intrinsic value of performance share awards and performance units vested was $1.7 million, $0.7 million and $1.0 million during the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively.

During the year ended July 28, 2012, 25,000 performance shares and 12,500 performance units were granted (in each case subject to the issuance of an additional 25,000 shares and 12,500 units if the Company's performance exceeded specified targeted levels) to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $37.82. Effective July 28, 2012, an additional 6,610 units were granted and a total of 44,110 performance shares and units vested with a corresponding intrinsic value and fair value of $1.7 million and $2.4 million, respectively.

During the year ended July 28, 2012, the Company created a new performance-based equity compensation arrangement with a 2-year performance-based vesting component that was established for members of the Company's executive leadership team. Under this arrangement, the executives are eligible for performance-based stock units equal to a grant-date fair value of approximately 33% of the sum of 125% of their annual base salary and 50% of their cash-based performance award for fiscal 2012. Similar to the performance awards granted to the Company's President and CEO, if the Company's performance exceeds specified targeted levels, the grants may be increased up to an additional 100%. These performance-based stock units vest at the end of fiscal 2013 if the Company's performance as measured by its return on invested capital and increases in its stock price relative to a selected group of distributors meets or exceeds targeted levels.

During the year ended July 30, 2011, 25,000 performance shares and 12,500 performance units were granted (in each case subject to the issuance of an additional 25,000 shares and 12,500 units if the Company's performance exceeded specified targeted levels) to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $42.03. Effective July 30, 2011, 18,924 performance shares vested with a corresponding intrinsic value and fair value of $0.8 million. The remainder of the performance shares were forfeited, and no shares were issued for the performance units.

During the year ended July 31, 2010, 175 units, in addition to the 50,000 units granted during fiscal 2009, were granted to the Company's President and CEO in connection with the related Performance Unit Agreement awarded on November 5, 2008. The grant-date fair value of these grants was $19.99. Effective July 31, 2010, 50,175 units vested, with a corresponding intrinsic value and fair value of $1.0 million and $1.7 million respectively.

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND NOTES RECEIVABLE

The allowance for doubtful accounts and notes receivable consists of the following:

	Fiscal year ended July 28, 2012	Fiscal year ended July 30, 2011	Fiscal year ended July 31, 2010
		(In thousands)	
Balance at beginning of year	$ 5,854	$ 7,692	$ 8,876
Additions charged to costs and expenses	3,532	635	1,149
Deductions	(2,430)	(2,473)	(3,399)
Charged to Other Accounts(a)	0	0	1,066
Balance at end of year	$ 6,956	$ 5,854	$ 7,692

(a) Relates to acquisitions.

The Company analyzes the details of specific transactions, overall customer creditworthiness, current accounts receivable aging, payment history, and any available industry information when determining whether to charge off an account. In instances where a balance has been charged off, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed-upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(5) RESTRUCTURING ACTIVITIES

In June 2011, the Company entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R Distributors"), a leading national distributor of non-food products and general merchandise, to divest the Company's conventional non-foods and general merchandise lines of business. The Company entered the conventional non-foods and general merchandise businesses, which includes cosmetics, seasonal products, conventional health & beauty products and hard goods, as part of its acquisition of Distribution Holdings, Inc. in November 2007. This strategic transaction will allow the Company to concentrate on its core business of the distribution of natural, organic, and specialty foods and products.

In connection with this divestiture, the Company planned to cease operations at its Harrison, Arkansas distribution center and during the fourth quarter of fiscal 2011, the Company recognized a non-cash impairment charge on long-lived assets including land, building and equipment of $5.8 million. In addition, the Company incurred $0.5 million during the fourth quarter of fiscal 2011 to transition the specialty food line of business into the Company's other distribution centers. Upon the closure of the Harrison, Arkansas distribution center during the first quarter of fiscal 2012, the carrying value of $2.6 million in long-term property and equipment was reclassified to assets held for sale. During the first quarter of fiscal 2012, the Company recognized $5.1 million in severance and other expenses related to the completion of the divestiture. During the fourth quarter of fiscal 2012, the land, buildings and equipment was sold to a third party, resulting in a nominal gain.

(6) NOTES PAYABLE

In May 2012, the Company amended and restated its revolving credit facility, pursuant to which the Company has a $500 million secured revolving credit facility which now matures on May 24, 2017, of which up to $450.0 million is available to the Company's U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. This credit facility also provides a one-time option, subject to approval by the lenders under the revolving credit facility, to increase the borrowing base by up to an additional $100 million. The borrowings of the US portion of the credit facility accrue interest, at the Company's option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%)

per annum and (z) one-month LIBOR plus one percent (1%) per annum) plus an initial margin of 0.50%, or (ii) the London Interbank Offered Rate ("LIBOR") for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian overadvance loans or Canadian protective advances accrue interest, at the Company's option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00%) plus an initial margin of 0.50%, or (ii) a bankers' acceptance equivalent rate of the rate of interest per annum equal to the annual rates applicable to Canadian Dollar bankers' acceptances on the "CDOR Page" of Reuter Monitor Money Rates Service, plus five basis points (the "CDOR rate"), and an initial margin of 1.50%. All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin. An annual commitment fee in the amount of 0.30% if the average daily balance of amounts actually used (other than swing-line loans) is less than 40% of the aggregate commitments, or 0.25% if such average daily balance is 40% or more of the aggregate commitments.

As of July 28, 2012, the Company's borrowing base, based on eligible accounts receivable and inventory levels, was $483.7 million. As of July 28, 2012, the Company had $115.0 million outstanding under the Company's credit facility, $24.0 million in letter of credit commitments and $2.9 million in reserves which generally reduces the Company's available borrowing capacity under its revolving credit facility on a dollar for dollar basis. The Company's resulting remaining availability was $341.8 million as of July 28, 2012. During fiscal 2012, the Company used borrowings under the revolving credit facility to pay off its term loan.

The revolving credit facility, as amended and restated, subjects the Company to a springing minimum fixed charge coverage ratio (as defined in the underlying credit agreement) of 1.0 to 1.0 calculated at the end of each of its fiscal quarters on a rolling four quarter basis when aggregate availability (as defined in the underlying credit agreement) is less than the greater of (i) $35.0 million and (ii) 10% of the aggregate borrowing base. The Company was not subject to the fixed charge coverage ratio covenants as of the fiscal year ended July 28, 2012.

The credit facility also allows for the lenders thereunder to syndicate the credit facility to other banks and lending institutions. The Company has pledged the majority of its accounts receivable and inventory for its obligations under the amended and restated credit facility.

(7) LONG-TERM DEBT

During the year ended July 28, 2012, the Company used the availability under its amended and restated revolving credit facility to pay off its term loan agreement which accrued interest at 30 day LIBOR plus 1.0% and was to mature in July 2012.

As of July 28, 2012 and July 30, 2011, the Company's long-term debt consisted of the following:

	July 28, 2012	July 30, 2011
	(In thousands)	
Term loan payable to bank, secured by real estate, due monthly, and maturing in July 2012, at an interest rate of 30 day LIBOR plus 1.00% (1.19% at July 30, 2011)	—	$47,111
Real estate and equipment term loans payable to bank, secured by building and other assets, due monthly and maturing in June 2015, at an interest rate of 8.60%	598	771
Term loan for employee stock ownership plan, secured by common stock of the Company, due monthly and maturing in May 2015, at an interest rate of 1.33%	387	551
	$985	$48,433
Less: current installments	350	47,447
Long-term debt, excluding current installments	$635	$ 986

Aggregate maturities of long-term debt for the next five years and thereafter are as follows at July 28, 2012:

Year	(In thousands)
2013	$350
2014	371
2015	264
2016	—
2017	—
2018 and thereafter	—
	$985

(8) FAIR VALUE MEASUREMENTS

As of August 2, 2009, the Company had fully adopted ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on at least an annual basis. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.
- Level 3 Inputs—One or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets

and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation.

Interest Rate Swap Agreement

On August 1, 2005, the Company entered into an interest rate swap agreement effective July 29, 2005. The agreement provided for the Company to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50.0 million while receiving interest for the same period at the one-month London Interbank Offered Rate ("LIBOR") on the same notional principal amount. The swap was entered into as a hedge against LIBOR movements on current variable rate indebtedness at one-month LIBOR plus 1.00%, thereby fixing its effective rate on the notional amount at 5.70%. The swap agreement qualified as an "effective" hedge under FASB ASC 815, *Derivatives and Hedging* ("ASC 815"). Concurrent with the payoff of the underlying term loan, this swap was settled during the fourth quarter of fiscal 2012, with a payment of $0.3 million included within interest expense.

Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company's interest rate swap agreement was designated as a cash flow hedge at July 30, 2011 and at that date was reflected at fair value in the Company's consolidated balance sheet as a component of other long-term liabilities. The related gains or losses on this contract were generally deferred in stockholders' equity as a component of other comprehensive income. However, to the extent that the swap agreement was not considered to be effective in offsetting the change in the value of the item being hedged, any change in fair value relating to the ineffective portion of the swap agreement is immediately recognized in income. For the periods presented, the Company did not have any ineffectiveness requiring current income recognition.

Fuel Supply Agreements

From time to time the Company is a party to fixed price fuel supply agreements. During the years ended July 28, 2012 and July 30, 2011, the Company entered into several agreements which required it to purchase a portion of its diesel fuel each month at fixed prices through July 2013 and 2012, respectively. These fixed price fuel agreements qualify for the "normal purchase" exception under ASC 815; therefore, the fuel purchases under these contracts are expensed as incurred and included within operating expenses.

Exchange Rate Forward Contract

In anticipation of the Canadian dollars needed to fund the acquisition of the SDG assets of SunOpta, the Company entered into a forward contract to exchange United States dollars for Canadian dollars. Upon settlement of the contract in June 2010, the Company recorded a gain of $2.8 million in "other expense (income)" within the fiscal 2010 Consolidated Statement of Income.

The following tables provide the fair values hierarchy for financial assets and liabilities measured on a recurring basis as of July 30, 2011. With the settlement of the interest rate swap during fiscal

2012, there were no financial assets and liabilities measured on a recurring basis as of the fiscal year ended July 28, 2012.

	Fair Value at July 30, 2011 (In thousands)		
	Level 1	Level 2	Level 3
Description			
Liabilities			
Interest Rate Swap	—	$1,259	—
Total	—	$1,259	—

The Company's determination of the fair value of its interest rate swap was calculated using a discounted cash flow analysis based on the terms of the swap contract and the observable interest rate curve. The Company does not enter into derivative agreements for trading purposes.

The fair value of the Company's other financial instruments including cash, cash equivalents, accounts receivable, notes receivable, accounts payable and certain accrued expenses are derived using Level 2 inputs and approximate carrying amounts due to the short-term nature of these instruments. The fair value of notes payable approximate carrying amounts as they are variable rate instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies taking into account the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments and are therefore deemed Level 2 inputs. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	July 28, 2012		July 30, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Liabilities				
Long term debt, including current portion	$985	$988	$48,433	$48,424

The following table provides the fair value hierarchy for non-financial assets and liabilities measured on a nonrecurring basis for fiscal 2011. There were no non-financial assets and liabilities measured on a non-recurring basis as of the end of fiscal 2012.

	Fair Value at July 30, 2011 (In thousands)			
	Level 1	Level 2	Level 3	Total Losses
Description				
Assets				
Property and Equipment, net	—	$285,151	—	$5,790
Intangible Assets, net	—	—	$58,336	200
Total	—	$285,151	$58,336	$5,990

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC 360-10, long-lived assets held and used with a carrying amount of $290.9 million were written down to their fair value of $285.2 million, resulting in an impairment charge of $5.8 million included in earnings for the fiscal year ended July 30, 2011. The assets which corresponded to the impairment during fiscal 2011 were sold during fiscal 2012.

In accordance with the provisions of the Intangibles—Goodwill and Other Subsections of FASB ASC 350-30, indefinite lived intangible assets with a carrying amount of $58.5 million were written down to their fair value of $58.3 million, resulting in an impairment charge of $0.2 million included in earnings for the fiscal year ended July 30, 2011. There were no impairments recognized on intangible assets during fiscal 2012.

(9) TREASURY STOCK

On December 1, 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of common stock through February 2008 in the open market or in privately negotiated transactions. As part of the stock repurchase program, the Company purchased 228,800 shares of its common stock for its treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. There were no other purchases made during the authorization period.

The Company, in an effort to reduce the treasury share balance, decided in the fourth quarter of fiscal 2010 to issue treasury shares to satisfy certain share requirements related to exercises of stock options and vesting of restricted stock units and awards under its equity incentive plans. The Company issued 201,814 and 26,986 treasury shares during fiscal 2010 and 2012, respectively, related to stock option exercises and the vesting of restricted stock units and awards.

(10) SECONDARY COMMON STOCK OFFERING

During the first quarter of fiscal 2011, the Company completed a secondary common stock offering. This offering resulted in an issuance of 4,427,500 shares of common stock, including shares issued to cover the underwriters' overallotment option, at a price of $33.00 per share. The net proceeds of approximately $138.3 million were used to repay a portion of the Company's outstanding borrowings under its revolving credit facility, which had increased during the fourth quarter of fiscal 2010 as the Company financed its purchase of the SDG assets with borrowings under its revolving credit facility. The Company also utilized a portion of the additional borrowing capacity under its revolving credit facility resulting from the common stock offering to fund its acquisition of the Rocky Mountain and Southwest distribution businesses of Whole Foods Distribution.

(11) COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under operating lease agreements with varying terms. Most of the leases contain renewal options and purchase options at several specific dates throughout the terms of the leases.

Rent and other lease expense for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010 totaled approximately $56.4 million, $48.4 million and $45.2 million, respectively.

Future minimum annual fixed payments required under non-cancelable operating leases having an original term of more than one year as of July 28, 2012 are as follows:

Fiscal Year:	(In thousands)
2013	$ 45,640
2014	41,511
2015	37,059
2016	33,616
2017	30,309
2018 and thereafter	122,908
	$311,043

As of July 28, 2012, outstanding commitments for the purchase of inventory were approximately $24.0 million. The Company had outstanding letters of credit of approximately $24.0 million at July 28, 2012.

As of July 28, 2012, outstanding commitments for the purchase of diesel fuel through fiscal 2013 were approximately $15.6 million.

Assets mortgaged at July 28, 2012 were not material. The decrease from assets mortgaged of $84.3 million at July 30, 2011 is due to the payoff of the Company's term loan in May 2012.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the Company's consolidated financial position or results of operations. Legal expenses incurred in connection with claims and legal actions are expensed as incurred.

(12) RETIREMENT PLANS

Retirement Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, the United Natural Foods, Inc. Retirement Plan (the "Retirement Plan"). In order to become a participant in the Retirement Plan, employees must meet certain eligibility requirements as described in the Retirement Plan document. In addition to amounts contributed to the Retirement Plan by employees, the Company makes contributions to the Retirement Plan on behalf of the employees. The Company also has the Millbrook Distribution Services Union Retirement Plan, which was assumed as part of an acquisition during fiscal 2008. The Company's contributions to these plans were approximately $4.4 million, $3.9 million, and $3.2 million for the fiscal years ended July 28, 2012, July 30, 2011 and July 31, 2010, respectively.

Deferred Compensation and Supplemental Retirement Plans

The Company's non-employee directors and certain of its employees are eligible to participate in the United Natural Foods Deferred Compensation Plan and the United Natural Foods Deferred Stock Plan (collectively the "*Deferral Plans*"). The Deferral Plans are nonqualified deferred compensation plans which are administered by the Company's Compensation Committee of the Board of Directors. The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under the Company's 401(k) Plan. The Company believes that this is an appropriate benefit because (i) it operates to place employees and non-employee directors in the same position as other employees who are not affected by Internal Revenue Code limits placed on plans such as the Company's 401(k) Plan; (ii) does not substantially increase the Company's financial obligations to its employees and directors (there are no employer matching contributions, only a crediting of deemed earnings); and (iii) provides additional incentives to the Company's employees and directors, since amounts set aside by the employees and directors are subject to the claims of the Company's creditors until paid. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in the Company's financial statements related to the participants' earnings; the Company records the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Stock Plan, which was frozen to new deferrals effective January 1, 2007, each eligible participant could elect to defer between 0% and 100% of restricted stock awards granted during the election calendar year. Effective January 1, 2007, each participant may elect to defer up to 100% of their restricted share unit awards, performance shares and performance units under the Deferred Compensation Plan. Under the Deferred Compensation Plan, each participant may also elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of director fees, employee bonuses and commissions, as applicable, earned by the participants for the calendar year. From January 1, 2009 to July 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Beginning August 1, 2010, participants' cash-derived deferrals accrue earnings and appreciation based on the performance of mutual funds selected by the participant. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of the Company's common stock.

The Millbrook Deferred Compensation Plan and the Millbrook Supplemental Retirement Plan were assumed by the Company as part of an acquisition during fiscal 2008. Deferred compensation relates to a compensation arrangement implemented in 1984 by a predecessor of the acquired company in the form of a non-qualified defined benefit plan and a supplemental retirement plan which permitted former officers and certain management employees, at the time, to defer portions of their compensation to earn specified maximum benefits upon retirement. The future obligations, which are fixed in accordance with the plans, have been recorded at a discount rate of 5.7%. These plans do not allow new participants, and there are no active employees subject to these plans.

In an effort to provide for the benefits associated with these plans, the acquired company's predecessor purchased whole-life insurance contracts on the plan participants. The cash surrender value of these policies included in Other Assets in the Consolidated Balance Sheet was $10.1 million and $9.5 million at July 28, 2012 and July 30, 2011, respectively. At July 28, 2012, total future obligations including interest, assuming commencement of payments at an individual's retirement age, as defined under the deferred compensation arrangement, were as follows:

Year	(In thousands)
2013	$ 1,149
2014	1,294
2015	1,285
2016	1,278
2017	1,166
2018 and thereafter	6,596
	$12,768

(13) EMPLOYEE STOCK OWNERSHIP PLAN

The Company adopted the UNFI Employee Stock Ownership Plan (the "ESOP") for the purpose of acquiring outstanding shares of the Company for the benefit of eligible employees. The ESOP was effective as of November 1, 1988 and has received notice of qualification by the Internal Revenue Service.

In connection with the adoption of the ESOP, a Trust was established to hold the shares acquired. On November 1, 1988, the Trust purchased 40% of the then outstanding common stock of the Company at a price of $4.1 million. The trustees funded this purchase by issuing promissory notes to the initial stockholders, with the Trust shares pledged as collateral. These notes bear interest at 1.33% as of July 28, 2012 and July 30, 2011, and are payable through May 2015. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of principal and interest paid in the year.

All shares held by the ESOP were purchased prior to December 31, 1992. As a result, the Company considers unreleased shares of the ESOP to be outstanding for purposes of calculating both basic and diluted earnings per share, whether or not the shares have been committed to be released. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. During the fiscal years ended July 28, 2012, July 30, 2011, and July 31, 2010, contributions totaling approximately $0.2 million each fiscal year were made to the Trust. Of these contributions, less than $0.1 million in each fiscal year represented interest.

The ESOP shares were classified as follows:

	July 28, 2012	July 30, 2011
	(In thousands)	
Total ESOP shares—beginning of year	2,199	2,419
Shares distributed to employees	(146)	(220)
Total ESOP shares—end of year	2,053	2,199
Allocated shares	1,955	1,657
Unreleased shares	98	542
Total ESOP shares	2,053	2,199

During the fiscal years ended July 28, 2012 and July 30, 2011, 42,171 and 165,436 shares were released for allocation based on note payments, respectively. During fiscal 2012, the Company also allocated 402,285 shares to correct an operational error in prior years as elected in a Voluntary Correction Program filed with the IRS. In connection with this allocation, the Company recorded compensation expense of approximately $0.3 million during the fourth quarter of fiscal 2012. The fair value of unreleased shares was approximately $5.3 million and $22.6 million at July 28, 2012 and July 30, 2011, respectively.

(14) INCOME TAXES

For the fiscal year July 28, 2012, income before income taxes consisted of $142.2 million from U.S. operations and $8.6 million from foreign operations. For the fiscal year ended July 30, 2011, income before income taxes consists of $118.5 million from U.S. operations and $7.9 million from foreign operations. For the fiscal year ended July 31, 2010, income (loss) before income taxes consists of $112.9 million from U.S. operations and ($0.9) million from foreign operations.

Total federal and state income tax (benefit) expense consists of the following:

	Current	Deferred	Total
		(In thousands)	
Fiscal year ended July 28, 2012:			
U.S. Federal	$55,083	$(7,506)	$47,577
State & Local	9,002	462	9,464
Foreign	1,471	929	2,400
	$65,556	$(6,115)	$59,441
Fiscal year ended July 30, 2011:			
U.S. Federal	$24,971	$14,273	$39,244
State & Local	7,091	1,207	8,298
Foreign	2,180	40	2,220
	$34,242	$15,520	$49,762
Fiscal year ended July 31, 2010:			
U.S. Federal	$31,818	$ 5,488	$37,306
State & Local	7,147	(427)	6,720
Foreign	(345)	—	(345)
	$38,620	$ 5,061	$43,681

Total income tax expense (benefit) was different than the amounts computed using the United States statutory income tax rate (35%) applied to income before income taxes as a result of the following:

	Fiscal year ended		
	July 28, 2012	July 30, 2011	July 31, 2010
		(In thousands)	
Computed "expected" tax expense	$52,774	$44,252	$39,201
State and local income tax, net of Federal income tax benefit	6,152	5,394	4,368
Non-deductible expenses	1,260	1,111	872
Tax effect of share-based compensation	(140)	(440)	78
General business credits	(231)	(1,021)	(215)
Other, net	(374)	466	(623)
Total income tax expense	$59,441	$49,762	$43,681

Total income tax expense (benefit) for the years ended July 28, 2012, July 30, 2011 and July 31, 2010 was allocated as follows:

	July 28, 2012	July 30, 2011	July 31, 2010
		(In thousands)	
Income tax expense	$59,441	$49,762	$43,681
Stockholders' equity, difference between compensation expense for tax purposes and amounts recognized for financial statement purposes	(2,804)	(1,545)	(1,822)
Other comprehensive income	495	502	97
	$57,132	$48,719	$41,956

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and deferred tax liabilities at July 28, 2012 and July 30, 2011 are presented below:

	2012	2011
	(In thousands)	
Deferred tax assets:		
Inventories, principally due to additional costs inventoried for tax purposes	$ 6,431	$ 5,638
Compensation and benefits related	18,471	16,701
Accounts receivable, principally due to allowances for uncollectible accounts	2,817	2,286
Accrued expenses	8,294	7,037
Other comprehensive income	—	495
Net operating loss carryforwards	2,778	7,381
Other deferred tax assets	221	71
Total gross deferred tax assets	39,012	39,609
Less valuation allowance	990	5,071
Net deferred tax assets	$ 38,022	$ 34,538
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 23,828	$ 30,333
Intangible assets	24,825	20,530
Other	276	203
Total deferred tax liabilities	48,929	51,066
Net deferred tax liabilities	$(10,907)	$(16,528)
Current deferred income tax assets	$ 25,353	$ 22,023
Non-current deferred income tax liabilities	(36,260)	(38,551)
	$(10,907)	$(16,528)

The net increase (decrease) in total valuation allowance in fiscal year 2012, 2011, and 2010 was $(4,081), $19 and $(86), respectively. The net decrease in fiscal 2012 did not have an impact on net income as it relates to expired unutilized tax attributes for which a valuation allowance was previously recorded in prior fiscal years.

At July 28, 2012, the Company had net operating loss carryforwards of approximately $4.3 million for federal income tax purposes. The federal carryforwards are subject to an annual limitation of approximately $0.3 million under Internal Revenue Code Section 382. The carryforwards expire at various times between fiscal years 2017 and 2027. In addition, the Company had net operating loss carryforwards of approximately $25.8 million for state income tax purposes that expire in fiscal years 2013 through 2031.

In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods in which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for federal and state tax purposes appears more likely than not at July 28, 2012, with the exception of certain state deferred tax assets. Valuation allowances were established against approximately $1.0 million of state deferred tax assets. The subsequent release of this valuation allowance, if such release occurs, will reduce income tax expense.

The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company believes it is reasonably possible that certain statutes of limitations and tax examinations will expire or may be concluded within the next twelve months, and that unrecognized tax benefits, including potential interest and penalties, may decrease by up to approximately $4.5 million, which would be recorded as a tax benefit in the statement of income. These unrecognized tax benefits primarily relate to tax attributes acquired in a prior business combination. For the fiscal years ended July 28, 2012 and July 30, 2011, the Company did not have any other significant unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various state jurisdictions. Following the acquisition of the SDG assets from SunOpta, UNFI Canada files income tax returns in Canada and certain of its provinces. The Company is currently undergoing an income tax audit of fiscal 2010 and 2011 by the U.S. Internal Revenue Service (the "IRS"). The Company is no longer subject to U.S. federal tax examinations for years before fiscal 2010, and with limited exception, the tax years that remain subject to examination by state jurisdictions range from the Company's fiscal 2009 to fiscal 2012.

(15) BUSINESS SEGMENTS

The Company has several operating divisions aggregated under the wholesale segment, which is the Company's only reportable segment. These operating divisions have similar products and services, customer channels, distribution methods and historical margins. The wholesale segment is engaged in national distribution of natural, organic and specialty foods, produce and related products in the United States and Canada. The Company has additional operating divisions that do not meet the quantitative thresholds for reportable segments and are therefore aggregated under the caption of "Other". "Other" includes a retail division, which engages in the sale of natural foods and related products to the general public through retail storefronts on the east coast of the United States, a manufacturing division, which engages in importing, roasting and packaging of nuts, seeds, dried fruit and snack items, and the Company's branded product lines. "Other" also includes certain corporate operating expenses that are not allocated to operating divisions, which consist of depreciation, salaries, retainers, and other related expenses of officers, directors, corporate finance (including professional services), information technology, governance, legal, human resources and internal audit that are necessary to operate the Company's headquarters located in Providence, Rhode Island. As the Company continues to expand its business and serve its customers through a new national platform, these corporate expense amounts have increased, which is the primary driver behind the increasing operating losses within the "Other" category below. Non-operating expenses that are not allocated to the operating divisions are under the caption of "Unallocated Expenses". The Company does not record its revenues for financial reporting purposes by product group, and it is therefore impracticable for the Company to report them accordingly.

Following is business segment information for the periods indicated:

	Wholesale	Other	Eliminations	Unallocated Expenses	Consolidated
			(In thousands)		
Fiscal year ended July 28, 2012					
Net sales	$5,175,445	$163,278	$(102,702)		$5,236,021
Operating income (loss)	190,787	(34,461)	(1,168)		155,158
Interest expense				$ 4,734	4,734
Interest income				(715)	(715)
Other, net				356	356
Income before income taxes					150,783
Depreciation and amortization	36,333	3,227			39,560
Capital expenditures	29,824	1,668			31,492
Goodwill	176,210	17,531			193,741
Total assets	1,357,988	144,637	(8,679)		1,493,946
Fiscal year ended July 30, 2011					
Net sales	$4,472,694	$162,731	$(105,410)		$4,530,015
Operating income (loss)	161,952	(31,305)	(966)		129,681
Interest expense				$ 5,000	5,000
Interest income				(1,226)	(1,226)
Other, net				(528)	(528)
Income before income taxes					126,435
Depreciation and amortization	33,520	1,776			35,296
Capital expenditures	38,035	2,743			40,778
Goodwill	174,612	17,331			191,943
Total assets	1,258,783	150,151	(7,946)		1,400,988
Fiscal year ended July 31, 2010					
Net sales	$3,698,349	$171,841	$(113,051)		$3,757,139
Operating income (loss)	152,364	(38,108)	646		114,902
Interest expense				$ 5,845	5,845
Interest income				(247)	(247)
Other, net				(2,698)	(2,698)
Income before income taxes					112,002
Depreciation and amortization	24,744	2,739			27,483
Capital expenditures	51,495	3,614			55,109
Goodwill	169,594	17,331			186,925
Total assets	1,099,962	159,814	(8,977)		1,250,799

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain key interim financial information for the years ended July 28, 2012 and July 30, 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2012					
Net sales	$1,217,428	$1,286,910	$1,388,023	$1,343,660	$5,236,021
Gross profit	217,113	223,147	244,531	231,212	916,003
Income before income taxes	25,011	36,323	47,908	41,541	150,783
Net income	15,157	22,011	29,032	25,142	91,342
Per common share income					
Basic:	$ 0.31	$ 0.45	$ 0.59	$ 0.51	$ 1.87*
Diluted:	$ 0.31	$ 0.45	$ 0.59	$ 0.51	$ 1.86
Weighted average basic Shares outstanding	48,594	48,774	48,848	48,951	48,766
Weighted average diluted Shares outstanding	48,889	49,019	49,207	49,368	49,100
Market Price					
High	$ 42.53	$ 44.68	$ 50.37	$ 55.86	$ 55.86
Low	$ 35.07	$ 32.83	$ 43.81	$ 47.98	$ 32.83

* Total reflects rounding

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2011					
Net sales	$1,052,967	$1,114,449	$1,203,983	$1,158,616	$4,530,015
Gross profit	192,332	198,632	218,544	215,302	824,810
Income before income taxes	28,531	30,703	38,937	28,264	126,435
Net income	17,404	18,729	23,362	17,178	76,673
Per common share income					
Basic:	$ 0.39	$ 0.39	$ 0.48	$ 0.35	$ 1.62
Diluted:	$ 0.39	$ 0.39	$ 0.48	$ 0.35	$ 1.60
Weighted average basic Shares outstanding	44,771	48,232	48,406	48,484	47,459
Weighted average diluted Shares outstanding	45,101	48,538	48,793	48,888	47,815
Market Price					
High	$ 37.48	$ 39.85	$ 46.05	$ 45.34	$ 46.05
Low	$ 32.65	$ 34.78	$ 36.71	$ 39.52	$ 32.65

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of July 28, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, our management concluded that, as of July 28, 2012, our internal control over financial reporting was effective based on those criteria at the reasonable assurance level.

Report of the Independent Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of July 28, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)or 15d-15(f)) occurred during the fiscal quarter ended July 28, 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained, in part, in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on December 12, 2012 (the "2012 Proxy Statement") under the captions "Directors and Nominees for Director," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board of Directors—Audit Committee" and is incorporated herein by this reference. Pursuant to Item 401(b) of Regulation S-K, our executive officers are reported under the caption "Executive Officers of the Registrant" in Part I, Item I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and employees within our finance, purchasing, operations, and sales departments. Our code of ethics is publicly available on our website at www.unfi.com. If we make any substantive amendments to our code of ethics or grant any waiver, including any implicit waiver, from a provision of the code of ethics to our Chief Executive Officer, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2012 Proxy Statement under the captions "Non-employee Director Compensation," "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee" and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained, in part, in the 2012 Proxy Statement under the caption "Stock Ownership of Certain Beneficial Owners and Management", and is incorporated herein by this reference.

The following table provides certain information with respect to equity awards under our equity compensation plans as of July 28, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders	1,184,823(1)	$31.24(1)	704,621(2)
Plans not approved by stockholders	104,725(3)	—(3)	—
Total	1,289,548	$31.24	704,621

(1) Includes 690,602 restricted stock units under the 2004 Equity Incentive Plan (the "2004 Plan"), 53,389 performance-based restricted stock units outstanding under the 2004 Plan, 22,960 stock options under the 2004 Plan, 398,572 stock options under the 2002 Stock Incentive Plan (the "2002 Plan") and 19,300 stock options under the 1996 Stock Option Plan (the "1996 Plan"). Restricted stock units and performance stock units do not have an exercise price because their value is dependent upon continued employment over a period of time or the achievement of certain performance goals, and are to be settled for shares of common stock. Accordingly, they have been disregarded for purposes of computing the weighted-average exercise price.

(2) Of these shares, 49,047 shares were available for issuance under the 2002 Plan and 655,574 shares were available for issuance under the 2004 Plan. The 2004 Plan authorizes grants in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or a combination thereof. The 2002 Plan authorizes grants solely in the form of stock options. The number of shares remaining available for future issuances assumes that, with respect to outstanding performance-based restricted stock units, the vesting criteria will be achieved at the target level.

(3) Consists of 104,725 phantom stock units outstanding under the United Natural Foods Inc. Deferred Compensation Plan. Phantom stock units do not have an exercise price because the units may be settled only for shares of common stock on a one-for-one basis at a future date as outlined in the plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2012 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the 2012 Proxy Statement under the caption "Fees Paid to KPMG LLP" and is incorporated herein by this reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K.

1. *Financial Statements.* The Financial Statements listed in the Index to Financial Statements in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3. *Exhibits.* The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED NATURAL FOODS, INC.

/s/ MARK E. SHAMBER

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Dated: September 26, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEVEN L. SPINNER Steven L. Spinner	President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2012
/s/ MICHAEL S. FUNK Michael S. Funk	Chair of the Board	September 26, 2012
/s/ MARK E. SHAMBER Mark E. Shamber	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 26, 2012
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	September 26, 2012
/s/ JOSEPH M. CIANCIOLO Joseph M. Cianciolo	Director	September 26, 2012
/s/ GAIL A. GRAHAM Gail A. Graham	Director	September 26, 2012
/s/ JAMES P. HEFFERNAN James P. Heffernan	Director	September 26, 2012
/s/ RICHARD J. SCHNIEDERS Richard J. Schnieders	Director	September 26, 2012

EXHIBIT INDEX

Exhibit No.	Description
2.1	Merger Agreement, dated October 5, 2007, by and among the Registrant, UNFI Merger Sub, Inc., Distribution Holdings, Inc. and Millbrook Distribution Services Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 27, 2007). (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
2.2	Asset Purchase Agreement, dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp. (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 11, 2010). (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
2.3	Amendment No 1., dated June 4, 2010, to the Asset Purchase Agreement dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp. (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 10, 2010).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005).
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005).
3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 28, 2006).
3.4	Amended and Restated Bylaws of the Registrant, as amended on September 13, 2007 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 19, 2007).
4.1	Specimen Certificate for shares of Common Stock, $0.01 par value, of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended August 1, 2009).
10.1**	Amended and Restated Employee Stock Ownership Plan, effective March 1, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2004).
10.2	Employee Stock Ownership Trust Loan Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and the Employee Stock Ownership Plan and Trust, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.3	Stock Pledge Agreement between the Employee Stock Ownership Trust and Steven Townsend, Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.4	Trust Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and Steven Townsend as Trustee, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).

Exhibit No.	Description
10.5	Guaranty Agreement between the Registrant and Steven Townsend as Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.6**	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000).
10.7**	Amendment No. 1 to Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000).
10.8**	Amendment No. 2 to Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000).
10.9**	2002 Stock Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2003).
10.10**	United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on December 21, 2010).
10.11**	Form of Restricted Stock Agreement, pursuant to the 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 POS (File No. 333-123462)).
10.12**	Form of Restricted Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010).
10.13**	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010).
10.14**	Form of Performance Share Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 18, 2011).
10.15**	Form of Performance Share Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.16**	Form of Performance Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.17* **	Form of Restricted Stock Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (*Employee*).
10.18* **	Form of Restricted Stock Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (*Director*).
10.19* **	Form of Non-Statutory Stock Option Award Agreement, pursuant to the 2002 Stock Incentive Plan (*Employee*).
10.20* **	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (*Director*).
10.21* **	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (*Employee*).

Exhibit No.	Description
10.22**	Fiscal 2012 Senior Management Cash Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.23* **	Fiscal 2013 Senior Management Cash Incentive Plan.
10.24**	United Natural Foods, Inc. Deferred Compensation Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.25**	United Natural Foods, Inc. Deferred Stock Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.26**	Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated August 27, 2008 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the year ended November 1, 2008).
10.27**	Amendment to Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated August 27, 2008 to include application of Incentive Compensation Recoupment Policy of UNFI (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009).
10.28**	Severance Agreement between Steven L. Spinner, President and CEO, and the Registrant, effective as of September 16, 2008 (included within Exhibit 10.26, which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the year ended November 1, 2008).
10.29	Form Indemnification Agreement for Directors and Officers (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009).
10.30**	Form of Change in Control Agreement between the Registrant and each of Mark Shamber and Joseph J. Traficanti (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010).
10.31**	Form of Change in Control Agreement between the Registrant and each of Eric Dorne, Thomas Dziki, Sean Griffin, Thomas Grillea, David Matthews, Craig Smith, Christopher Testa and Donald McIntyre (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010).
10.32**	Severance Agreement between the Registrant and each of Eric Dorne, Michael Funk, Thomas Dziki, Sean Griffin, Thomas Grillea, David Matthews, Craig Smith, Christopher Testa, Donald McIntyre, Mark Shamber and Joseph J. Traficanti (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on April 7, 2008).
10.33**	Employment Separation Agreement and Release between the Registrant and John Stern, dated September 22, 2011 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011).
10.34	Real Estate Term Notes between the Registrant and City National Bank, dated April 28, 2000 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2000).
10.35+	Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective September 26, 2006 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006).
10.36+	Amendment to Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective June 2, 2010 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010).

Exhibit No.	Description
10.37+	Amendment to Distribution Agreement between the Registrant and Whole Foods Distribution effective October 11, 2010 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).
10.38+	Second Amended and Restated Loan and Security Agreement dated May 24, 2012, by and among United Natural Foods, Inc., United Natural Foods West, Inc., United Natural Trading Co. and UNFI Canada, Inc. as Borrowers, the Lenders party thereto, Bank of America, N.A. as Administrative Agent for the Lenders, Bank of America, N.A. (acting through its Canada branch), as Canadian Agent for the Lenders and the other parties thereto (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 31, 2012).
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*†	The following materials from the United Natural Foods, Inc.'s Annual Report on Form 10-K for the fiscal year ended July 28, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Income, (iii) Condensed Consolidated Statement of Stockholders' Equity, (iv) Condensed Consolidated Statements of Cash Flows, and (v) Notes to Condensed Consolidated Financial Statements.

* Filed herewith.

** Denotes a management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

† Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/FORMATION
Albert's Organics, Inc.	California
Natural Retail Group, Inc. d/b/a Earth Origins Market	Delaware
United Natural Foods West, Inc.	California
United Natural Trading Co. d/b/a Woodstock Farms	Delaware
Blue Marble Brands, LLC	Delaware
United Natural Trading, LLC d/b/a Woodstock Farms Manufacturing	Delaware
United Natural Transportation, Inc.	Delaware
Springfield Development Corp LLC	Delaware
Distribution Holdings, Inc.	Delaware
Millbrook Distribution Services, Inc. d/b/a UNFI Specialty Distribution Services	Delaware
Mt. Vikos, Inc.	Delaware
Fantastic Foods, Inc.	California
UNFI Canada, Inc.	Canada

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
United Natural Foods, Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-161845, 333-161884, 333-19947, 333-19949, 333-71673, 333-56652, 333-106217, and 333-123462) on Form S-8 of United Natural Foods, Inc. of our report dated September 26, 2012, with respect to the consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 28, 2012 and July 30, 2011, and the related consolidated statements of income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended July 28, 2012, and the effectiveness of internal control over financial reporting as of July 28, 2012, which report appears in the July 28, 2012 annual report on Form 10-K of United Natural Foods, Inc.

KPMG LLP

Providence, Rhode Island
September 26, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven L. Spinner certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 26, 2012

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Shamber certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 26, 2012

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

Note: Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Executive Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended July 28, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ STEVEN L. SPINNER
Steven L. Spinner
Chief Executive Officer

September 26, 2012

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Financial Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended July 28, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

September 26, 2012

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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